As filed with the Securities and Exchange Commission on March 9, 2016

No. 333-208875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPRING BANK PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	52-2386345
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

113 Cedar Street

Milford, MA 01757

(508) 473-5993

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin Driscoll

Chief Executive Officer

Spring Bank Pharmaceuticals, Inc.

113 Cedar Street

Milford, MA 01757

(508) 473-5993

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart M. Falber, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6663	David S. Hunt, Esq. 222 Main Street, Suite 500 Salt Lake City, Utah 84101 (801) 355-7878	Christopher D. Lueking, Esq. Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED March 9, 2016

PROSPECTUS

2,858,000 Shares

Spring Bank Pharmaceuticals, Inc.

Common Stock

Spring Bank Pharmaceuticals, Inc. is offering 2,858,000 shares of common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate the initial public offering price to be between $13.00 and $15.00 per share.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “SBPH.”

We are an “emerging growth company” as defined under federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted to the underwriters an option for a period of 30 days from the date of this Prospectus to purchase up to an additional 428,700 shares of our common stock at the initial public offering price.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Certain of our executive officers, directors and existing stockholders and their affiliates and family members have indicated an interest in purchasing an aggregate of up to approximately $10.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these parties as they will on any other shares sold to the public in this offering.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2016.

William Blair		Wedbush PacGrow
BTIG

            , 2016

We are responsible for the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

- i -

ABOUT THIS PROSPECTUS

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Industry and Other Data

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

- ii -

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section beginning on page 10 and our consolidated financial statements and the related notes appearing at the end of this prospectus before making an investment decision. Unless the context otherwise requires, we use the terms “Spring Bank,” “our company,” “we,” “us” and “our” in this prospectus to refer to Spring Bank Pharmaceuticals, Inc. and our consolidated subsidiary.

Overview

We are a clinical-stage biopharmaceutical company engaged in the discovery and development of a novel class of therapeutics using our proprietary small molecule nucleic acid hybrid, or SMNH, chemistry platform. Our SMNH compounds are small segments of nucleic acids that we design to selectively target and modulate the activity of specific proteins implicated in various disease states. We are developing our most advanced SMNH product candidate, SB 9200, for the treatment of viral diseases. We have designed SB 9200 to selectively activate within infected cells the cellular proteins retinoic acid-inducible gene 1, or RIG-I, and nucleotide-binding oligomerization domain-containing protein 2, or NOD2, to inhibit viral replication and to cause the induction of intracellular interferon signaling pathways for antiviral defense. We believe that SB 9200 may play an important role in antiviral therapy by modulating the body’s immune response through its mechanisms of action to fight viral infections.

We plan to focus on the development of SB 9200 for the treatment of chronic hepatitis B virus, or HBV, and respiratory syncytial virus, or RSV. In 2016, we plan to initiate clinical trials of SB 9200 in both indications, including:

•	a Phase 2a clinical trial in non-cirrhotic patients infected with chronic HBV, which we plan to initiate in the first half of 2016 in which patients will first receive SB 9200 as a monotherapy and then the oral antiviral agent Viread (tenofovir). Subject to the results of the Phase 2a clinical trial, we expect to initiate a Phase 2b clinical trial in 2017 in patients with chronic HBV to explore the use of SB 9200 as a monotherapy and in combination with Viread (tenofovir). Both trials are to be conducted under a clinical trial collaboration with Gilead Sciences, Inc., or Gilead; and

•	a Phase 2 clinical trial in otherwise healthy adult volunteers inoculated with RSV, which we plan to initiate in the second half of 2016.

In 2014, we completed a Phase 1 clinical trial of SB 9200 in 38 non-cirrhotic patients infected with the hepatitis C virus, or HCV, who had not received any prior antiviral treatment. The two-stage trial was designed to evaluate the safety and tolerability, pharmacokinetics, pharmacodynamics and antiviral activity of ascending doses of the oral formulation of SB 9200 and to demonstrate proof of principle of the mechanisms of action of SB 9200. SB 9200 was well tolerated in all dose groups in the trial, and no dose-limiting toxicities or systemic interferon-like side effects such as flu-like symptoms or fever were observed. Additionally, antiviral activity was seen at all dose levels except for the lowest dose cohort. We believe that the data from the Phase 1 clinical trial, together with data from preclinical and toxicology studies that we have conducted in animal models, support the development of SB 9200 for the treatment of chronic HBV and RSV.

Chronic HBV Infection. We are developing an oral formulation of SB 9200 for the treatment of chronic HBV infection. The World Health Organization, or WHO, estimates that 240 million people worldwide are chronically infected with HBV, including approximately 14 million people in the United States and Europe. Standard of care treatments for chronic HBV include pegylated interferon-a, or PEG-IFN-a, products and oral antiviral agents such as Baraclude (entecavir), marketed by Bristol-Myers Squibb Company, and Viread (tenofovir), marketed by Gilead, each of which suppress viral replication. In 2014, reported worldwide revenues for Baraclude (entecavir) and Viread (tenofovir) were approximately $2.5 billion in the aggregate primarily for the treatment of HBV. However, these treatments have significant limitations. In particular, although treatment with PEG-IFN-a products can reduce the amount of HBV DNA, or viral load, in the body, this treatment only has a minor effect on the rate of HBsAg reduction or loss. HBsAg is the surface antigen of HBV that indicates active hepatitis B infection. Oral antiviral agents such as Baraclude (entecavir) and Viread (tenofovir) are potent suppressors of HBV DNA, but generally only suppress the virus during treatment without providing significant levels of HBsAg loss or clearance, and patients taking these oral antiviral agents require potentially life-long treatment. By achieving HBsAg loss or clearance, there is the potential to have a finite period of treatment and improved clinical prognosis, such as a reduction in the risks of cirrhosis and liver cancer. As such, we believe that loss or clearance of HBsAg is indicative of a functional cure. We believe that there is a significant unmet need for treatments that can achieve a functional cure for chronic HBV when used alone or in combination with other antiviral agents.

Preclinical studies of SB 9200 in the woodchuck model of chronic HBV showed significant reductions in viral load, including viral replication intermediates, and in surface antigens. Since the discovery of woodchuck hepatitis virus, or WHV, in 1978, the American woodchuck has been studied and widely accepted as the most suitable animal model for chronic HBV. We believe that SB 9200, by virtue of its mechanisms of action, may provide a functional cure for chronic HBV by stimulating the immune system in a manner similar to PEG-IFN-a products, but with better efficacy and tolerability.

RSV Infection. We are also developing SB 9200 for the treatment of RSV infection by an intra-nasal delivery formulation and other modes of administration. According to the United States Centers for Disease Control and Prevention, RSV infection in the United States accounts for approximately 177,000 adult hospitalizations and 14,000 deaths among adults over age sixty-five each year and is the most common cause of lower respiratory tract infections in young children. There are no FDA-approved therapies for the treatment of RSV infection. We believe that there is a significant unmet medical need for an effective treatment for RSV in pediatric and at-risk adult populations, including the immunocompromised, the elderly and those with respiratory co-morbidities such as chronic obstructive pulmonary disease and emphysema. Based on the pharmacologic mechanisms of action and preclinical study results of SB 9200 in relevant RSV infected animal models, we believe SB 9200 has the potential to suppress viral replication and exhibit an anti-inflammatory effect in RSV patients.

Other Development Efforts. We are also exploring the potential use of SB 9200 in other viral diseases, including human immunodeficiency virus, or HIV, latency and hepatitis delta virus, or HDV. HDV is a rare, orphan chronic disease with a mortality rate of 2% to 20% according to the WHO, which occurs in association with HBV and requires HBsAg to allow replication of HDV. We are also conducting preclinical research on additional SMNH product candidates as antiviral therapies and early-stage research programs exploring the use of SMNH compounds against targets implicated in certain inflammatory diseases and cancers. Our efforts in these areas are subject to us obtaining additional financing beyond the proceeds of this offering.

The following table summarizes the status of the development of our product candidates. We retain exclusive, global commercial rights to SB 9200 and all of our additional SMNH product candidates.

Product Candidate	Indication/ Therapeutic Area	Stage of Development	Anticipated Milestones

SB 9200	Chronic HBV	Phase 2	Phase 2a clinical trial planned initiation in 1H 2016

	RSV	Phase 2	Phase 2 clinical trial planned initiation in 2H 2016

	HCV	Phase 1 completed	Seek collaborations

	HIV latency*	Research	Establish preclinical proof-of-principle

	HDV*	Research	Establish preclinical proof-of-principle

SB 9400, SB 9941* and SB 9946	RNA viral diseases	Preclinical	IND-enabling toxicology studies planned

*	We do not plan to advance our programs in these areas without obtaining additional financing beyond the proceeds of this offering.

We currently do not plan to conduct any Phase 1 clinical trials of SB 9200 for chronic HBV or RSV. We believe that the Phase 1 clinical trial of SB 9200 that we completed in 2014 in non-cirrhotic patients infected with HCV who had not received any prior antiviral treatment, and the preclinical and toxicology studies of SB 9200 that have been conducted, have generated pharmacokinetic, pharmacodynamics and safety data that support our planned Phase 2 clinical trials in chronic HBV and RSV without the need for a Phase 1 clinical trial.

We have a global intellectual property portfolio consisting of over 20 issued patents worldwide and multiple patent applications directed to our lead product candidates, together with trade secrets and know-how. We own one U.S. patent, one European patent and multiple other foreign patents with claims covering the composition of matter of SB 9200 that expire in December 2026 and a second U.S. patent with claims covering the composition of matter of SB 9200 that expires in June 2030, in each case, without considering potential patent term extensions.

Our Business Strategy

Our primary objective is to maintain our leadership position in developing SMNH therapeutics for the treatment of viral infections. To achieve this goal, we are pursuing the following strategies:

•	Rapidly advance the clinical development of SB 9200 for two antiviral indications. We plan to initiate a Phase 2a clinical trial of SB 9200 in non-cirrhotic patients infected with chronic HBV in the first half of 2016 in which patients will first receive SB 9200 as a monotherapy and then Viread (tenofovir). Subject to the results of the Phase 2a clinical trial, we expect to initiate a Phase 2b clinical trial in 2017 in patients with chronic HBV to explore the use of SB 9200 as a monotherapy and in combination with Viread (tenofovir). Both trials are to be conducted under a clinical collaboration with Gilead. In addition, we plan to initiate a Phase 2 clinical trial of SB 9200 in otherwise healthy adult volunteers inoculated with RSV in the second half of 2016.

•

Investigate the potential use of SB 9200 in other viral diseases, notably the emerging fields of HIV latency and HDV. Subject to obtaining additional financing beyond the proceeds of this offering, we plan to collaborate with major research centers and third parties with significant expertise in HIV to explore the potential use of SB 9200 in the eradication of HIV. In addition, we believe that therapies such as SB 9200, which can reduce or cause loss of HBsAg, may play an important role in the treatment of HDV co-infected HBV patients.

•	Develop additional SMNH candidates from our proprietary platform as antiviral therapies. We are developing next-generation analogs of SB 9200, including SB 9400, SB 9941 and SB 9946. These compounds are in preclinical development as antiviral agents and have demonstrated antiviral activity in preclinical studies against various viruses. We plan to evaluate these compounds against additional viral diseases to expand the applications of our SMNH compounds.

•	Leverage our SMNH platform to expand into non-viral therapeutic areas. We have active early-stage research programs exploring the use of SMNH compounds against targets implicated in certain inflammatory diseases and cancers. Early data generated by these programs demonstrate the potential opportunity of the SMNH platform against non-viral therapeutic targets. Subject to obtaining additional financing beyond the proceeds of this offering, we plan to continue our research in these areas, including target identification and lead optimization.

Our SMNH Chemistry Platform

We design our SMNH compounds to modulate the interaction between nucleotides or nucleic acids and proteins. Because SMNH compounds resemble naturally occurring nucleotides and nucleic acids in the body, we believe they can be more efficient in modulating the interactions with proteins through higher selectivity than traditional small molecule approaches.

We have focused our research on the optimization of SMNH compounds with favorable drug attributes using various approaches including rational drug design, combinatorial chemistry, structural biology and phenotypic screening approaches. By making specific structural modifications to SMNH compounds, we enable them to bind to targets in the diseased tissues with high affinity and selectivity.

Unlike other nucleic acid-based approaches, such as RNA interference, that act by inhibiting specific protein expression through downregulation of messenger RNA, SMNH compounds act directly on proteins and therefore can be used to either upregulate or downregulate the activities of the proteins that play a role in disease processes. For example, we have designed SB 9200 to bind selectively to and upregulate RIG-I and NOD2, each of which is involved in the activation of the body’s immune response to foreign pathogens.

Some of the features of our SMNH compounds that we believe to be important include:

•	Novel mechanisms of action. SB 9200 and our other SMNH compounds are designed to inhibit viral replication through interaction with polymerase, an enzyme that is implicated in viral replication, and stimulate the innate immune response through the production of natural immunomodulatory cytokines, including interferon, inside cells through the activation of RIG-I and NOD2. We believe that induction of the innate immune response is required for loss or clearance of HBsAg and the achievement of a functional cure.

•	Multiple routes of delivery, including oral administration. Because our SMNH compounds have small molecule characteristics, they can be delivered orally. Additionally, our SMNH compounds potentially may be delivered intravenously and through intra-nasal and inhalation delivery depending on the target disease.

•	Treat a broad range of viral, inflammatory and oncological diseases. We design our SMNH compounds to selectively target certain proteins whose presence or activity contributes to disease severity or causes the underlying disease. We believe that this approach is potentially applicable to a broad range of viral, inflammatory and oncological diseases.

•	No observed immune overstimulation. To date, our SMNH compounds, including SB 9200, have not triggered a nonspecific immune response in our preclinical studies. In addition, no nonspecific immune response was observed in our completed Phase 1 clinical trial of SB 9200.

•	Potential for use in combination with other antiviral agents. Because our SMNH compounds are designed to act by an immunomodulatory function, we believe they may be developed for use in combination with other antiviral agents that act against viral disease by different mechanisms of action.

•	Intact excretion limits likelihood of unwanted drug-drug interactions. We believe that SMNH compounds are less likely to have drug-drug interactions with drugs metabolized by CYP450, a major pathway for drug metabolism in the liver, because our SMNH compounds are not metabolized by enzyme systems in the liver and are excreted mostly intact.

•	Relative ease of manufacturing. Because our SMNH compounds are chemically synthesized by a proprietary solution-phase method, they can be produced in a scalable and reproducible manner.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have a history of limited operations, have incurred significant losses since our inception, expect to incur losses for the foreseeable future and may never achieve or maintain profitability;

•	we will need additional funding, in addition to the proceeds of this offering, to complete the development of our product candidates and before we can expect to become profitable from the sales of our products, if approved. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts;

•	our business currently depends substantially on the success of clinical trials for SB 9200, which is still under development. If we are unable to obtain regulatory approval for, or successfully commercialize SB 9200, our business will be materially harmed;

•	we are very early in our development efforts and our product candidates may not be successful in later stage clinical trials. As a result, they may never be approved as marketable therapeutics;

•	we rely, and expect to continue to rely, on third parties to conduct our clinical trials and to manufacture our product candidates for preclinical and clinical testing. These third parties may not perform satisfactorily, which could delay our product development activities;

•	if we are unable to adequately protect our proprietary technology, or obtain and maintain issued patents which are sufficient to protect our product candidates, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects; and

•	we may not be able to retain key executives or to attract, retain and motivate key personnel.

It is difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

Our Corporate Information

We were incorporated under the laws of the Commonwealth of Massachusetts as Spring Bank Technologies, Inc. on October 7, 2002. On May 12, 2008, we filed a certificate of incorporation in the State of Delaware and changed our state of incorporation to Delaware and our name to Spring Bank Pharmaceuticals, Inc. Our principal executive offices are located at 113 Cedar Street, Milford, MA 01757 and our telephone number is (508) 473-5993. Our website address is www.springbankpharm.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual gross revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of this offering.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act) are required to comply with the new or revised financial accounting standard. We have chosen to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition periods for complying with new or revised accounting standards is irrevocable.

For certain risks related to our status as an emerging growth company, see the disclosure elsewhere in this prospectus under “Risk Factors—Risks Related to Our Common Stock and this Offering—We are an ‘emerging growth company,’ and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.”

The Offering

Common stock offered by us	2,858,000 shares of common stock (or 3,286,700 shares in the event that the underwriters exercise their option to purchase additional shares from us in full).

Common stock to be outstanding after this offering	8,904,091 shares of common stock (or 9,332,791 shares in the event that the underwriters exercise their option to purchase additional shares from us in full).

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $35.6 million after deducting estimated underwriters discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We expect to utilize these funds, together with our cash, cash equivalents and marketable securities, to continue to advance the clinical development of SB 9200 and for working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 57.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“SBPH”

The number of shares of our common stock to be outstanding after this offering is based on 6,046,091 shares of our common stock outstanding as of December 31, 2015, after giving effect to the issuance of 250,000 shares of our common stock upon the conversion of all of our outstanding shares of preferred stock upon the closing of this offering, and excludes:

•	1,181,778 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2015, at a weighted average exercise price of $8.69 per share, which warrants will terminate as of the closing of this offering if not exercised prior to such date;

•	610,481 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2015, at a weighted average exercise price of $11.99 per share;

•	125,000 shares of common stock and a warrant to purchase an additional 125,000 shares of common stock at a purchase price of $16.00 per share issued on February 1, 2016 in connection with the amendment and restatement of our license agreement with BioHEP Technologies Ltd.;

•	114,519 shares of common stock available for future issuance under our 2014 Stock Incentive Plan as of December 31, 2015; and

•	an additional 750,000 shares of common stock that will be available for issuance under our 2015 Stock Incentive Plan upon the closing of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1-for-4 reverse stock split of our common stock, which became effective on March 8, 2016;

•	no exercise by the underwriters of their option to purchase up to 428,700 additional shares of common stock;

•	no exercise of outstanding options or warrants after December 31, 2015; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

As of March 4, 2016, we had received from warrant holders notices to exercise warrants to purchase an aggregate of 596,604 shares of common stock at a weighted average exercise price of $7.89 per share upon the closing of this offering, and additional warrants may be exercised prior to the closing of this offering. The notices of exercise that we have received, however, may be revoked at any time prior to the closing of this offering. As a result, we cannot determine the number of shares of common stock that may be issued upon exercise of our warrants prior to the closing of this offering, if any.

Certain of our executive officers, directors and existing stockholders and their affiliates and family members have indicated an interest in purchasing an aggregate of up to approximately $10.0 million in shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these stockholders would purchase up to an aggregate of approximately 714,300 of the 2,858,000 shares offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, less or no shares in this offering.

Summary Consolidated Financial Information

You should read the following consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2014 and 2015 from our audited consolidated financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 31,
	2014	2015
(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Grant revenue	$738	$946

Operating expenses:
Research and development	6,132	7,539
General and administrative	2,412	5,003

Total operating expenses	8,544	12,542

Loss from operations	(7,806)	(11,596)
Other income (expense):
Interest income (expense), net	(1,906)	32

Net loss	$(9,712)	$(11,564)

Net loss per common share, basic and diluted(1)	$(3.11)	$(2.03)

Weighted-average common shares outstanding, basic and diluted(1)	3,118,344	5,682,799

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.95)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		5,932,799

(1) See Notes 1 and 2 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per common share.

	As of December 31, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands)		(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$12,871	$12,871	$48,440
Working capital	6,443	6,443	42,012
Total assets	14,577	14,577	50,146
Convertible preferred stock	—	—	—
Total stockholders’ equity	11,025	11,025	46,594

(1) Pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 250,000 shares of common stock upon the closing of this offering.

(2) Pro forma as adjusted consolidated balance sheet data give effect to the pro forma adjustment described in footnote 1 above as well as the sale by us of shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will incur significant and increasing losses in the future.

We are a clinical-stage biopharmaceutical company. We have one product candidate, SB 9200, in the early stages of clinical development and all of our other product candidates are preclinical. We do not have any products approved by regulatory authorities for marketing and have not generated any revenue from product sales, and we continue to incur significant research, development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in every reporting period since our inception in 2002. For the years ended December 31, 2014 and 2015, we reported a net loss of $9.7 million and $11.6 million, respectively. We had an accumulated deficit of $34.2 million at December 31, 2015.

We expect to continue to incur significant and increasing losses for the foreseeable future. We anticipate these losses to increase as our expenses increase, and we expect that our expenses will increase if and as we:

•	continue to develop and conduct clinical trials of SB 9200, including the clinical trials we plan to initiate in 2016;

•	initiate and continue research and preclinical and clinical development efforts for our other product candidates;

•	seek to identify and develop additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, including clinical, quality control and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

•	add equipment and physical infrastructure to support our research and development programs.

We currently have no source of product revenue and may never become profitable.

We do not have any products approved by regulatory authorities for marketing and have not generated any revenue from product sales. Our ability to achieve and maintain profitability will depend upon our ability to generate revenue. We do not expect to generate significant revenue unless and until we are able to gain regulatory approval of and commercialize SB 9200 or other product candidates that we may develop, in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for SB 9200 or any other product candidate, we do not know when we will generate revenue from product sales, if at all. Our ability to generate revenue from product sales of SB 9200 or any other product candidate also depends on a number of factors, including our ability to:

•	successfully complete development activities, including enrollment of trial participants and completion of the necessary clinical trials;

•	complete and submit New Drug Applications, or NDAs, to the United States Food and Drug Administration, or FDA, and obtain regulatory approvals from the FDA for SB 9200 and our other product candidates for indications for which there is a commercial market;

•	complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities for SB 9200 and our other product candidates;

•	successfully commercialize any approved products;

•	manufacture or have manufactured commercial quantities of our products at acceptable cost levels;

•	develop a commercial organization capable of manufacturing, sales, marketing and distribution for any products we intend to sell ourselves in the markets in which we choose to commercialize such products on our own;

•	enter into arrangements with third parties to manufacture, market, sell and distribute our approved products in other markets; and

•	obtain adequate pricing, coverage and reimbursement from third parties, including government and private payors.

In addition, because of the numerous risks and uncertainties associated with product development, including those of SB 9200 or our other product candidates, which may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the development and regulatory process for SB 9200 or any other product candidate, we anticipate incurring significant costs associated with commercializing these products.

Even if we are able to generate revenues from the sale of SB 9200 or any other products, we may not generate revenues that are large enough for us to become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We intend to expend our limited resources on the development of our sole clinical stage product candidate, SB 9200, for antiviral applications and may fail to capitalize on other technologies, product candidates or other indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we are focusing our resources on the development of SB 9200, which concentrates the risk of product failure on SB 9200. SB 9200 may prove to be unsafe or ineffective. Because of this concentration of resources, we may forego or delay development of other technologies, product candidates or other indications that later prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to the candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

We will require additional capital to fund our operations. If we fail to obtain necessary financing, we may be forced to delay, reduce or eliminate our development and potential commercialization efforts for SB 9200.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, SB 9200. In addition, if we obtain marketing approval for SB 9200, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use the net proceeds of this offering primarily to fund the Phase 2 clinical trials of SB 9200 that we plan to initiate in chronic HBV and RSV in 2016. However, we do not believe that the net proceeds of this offering and our existing cash, cash equivalents and marketable securities will be sufficient to fund all of the efforts that we plan to undertake or to fund any additional development of SB 9200 beyond the two planned trials. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds other than under an existing grant from the National Institutes of Health, or NIH.

Adequate additional financing may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities as of December 31, 2015, will enable us to fund our operating expenses and capital expenditure requirements at least into the third quarter of 2018. We have based this estimate on assumptions that may prove to be wrong, and we could deploy our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to the:

•	initiation, progress, timing, costs and results of preclinical studies and clinical trials of SB 9200, including our planned Phase 2 clinical trials in chronic HBV and RSV;

•	initiation, progress, timing, costs and results of preclinical studies and clinical trials of our other product candidates;

•	our obligation to make royalty and non-royalty sublicense receipt payments to third-party licensors, if any, under our licensing agreements;

•	the number and characteristics of product candidates that we discover or in-license and develop;

•	the outcome, timing and cost of seeking regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of SB 9200 and any other products;

•	the costs and timing of the implementation of commercial-scale manufacturing activities;

•	the costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

•	the costs of operating as a public company.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or SB 9200.

Until we can generate substantial revenue from product sales, if ever, we expect to seek additional capital through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include liens or other restrictive covenants limiting our ability to take important actions, such as incurring additional debt, making capital expenditures or declaring dividends. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of SB 9200 and our other product candidates.

If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market our technologies that we would otherwise prefer to develop and market ourselves.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of assets, including preclinical, clinical or commercial stage products or product candidates, or businesses, or strategic alliances and collaborations, to expand our existing technologies and operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, on favorable terms or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We have no experience with acquiring other companies, products or product candidates, and limited experience with forming strategic alliances and collaborations. We may not be able to find suitable companies, products or product candidates to acquire or partners with which to form strategic alliances or collaborations, and if we enter into any such transactions, we may not be able to integrate the acquired companies, products or product candidates successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business.

To finance any acquisitions or collaborations, we may choose to issue convertible debt or equity as consideration. Any such issuance of securities would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Our history of limited operations and no history of commercializing pharmaceutical products makes it difficult to evaluate the prospects for our future viability.

We were incorporated in and have been conducting operations since 2002. Our operations to date have been limited to financing and staffing our company and developing SB 9200 and our other product candidates. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions about our future performance may not be as accurate as they could be if we had more of an operating history or a history of successfully developing and commercializing pharmaceutical products.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Our future success is dependent on the successful clinical development, regulatory approval and commercialization of SB 9200, and will require significant capital resources and years of additional clinical development effort. If we are unable to develop, obtain regulatory approval for or successfully commercialize SB 9200 or experience significant delays in doing so, our business could be materially harmed.

We do not have any products that have gained regulatory approval. Currently, our only clinical-stage product candidate is SB 9200. As a result, our business is dependent on our ability to successfully complete clinical development of, obtain regulatory approval for, and, if approved, to successfully commercialize SB 9200 in a timely manner. The success of SB 9200 will depend on several factors, including the following:

•	successful initiation and completion of our planned clinical trials in chronic hepatitis B virus, or HBV, and respiratory syncytial virus, or RSV;

•	successful completion of additional preclinical studies to support additional clinical trials;

•	initiation and successful enrollment and completion of additional clinical trials;

•	safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority for marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of our future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment of supply arrangements with third-party raw materials suppliers and manufacturers;

•	establishment of arrangements with third-party manufacturers to obtain finished drug products that are appropriately packaged for sale;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors following any marketing approval; and

•	our ability to compete with other therapies, including therapies targeting viral hepatitis and other antiviral applications.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If we are unable to develop, receive marketing approval for and successfully commercialize SB 9200 or experience delays because of any of these factors or otherwise, our business could be substantially harmed.

We plan to conduct multiple clinical trials of SB 9200 in different indications. If patients in any of these trials experience adverse safety events, we may be required to delay, discontinue or modify all of our clinical trials of SB 9200.

The results of preclinical studies and early clinical trials may not be predictive of results in future clinical trials.

The outcome of preclinical studies and early clinical trials may not be predictive of the results of later clinical trials and interim results of clinical trials do not necessarily predict success in such clinical trials. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier preclinical studies and clinical trials. The results from in vitro and in vivo preclinical studies, such as the results from our studies in animal models of chronic HBV and RSV as well as in vitro assays, may not translate into human efficacy.

We have only conducted clinical trials of SB 9200 in patients with hepatitis C virus, or HCV. We have not conducted clinical trials of SB 9200 in patients with either chronic HBV, RSV or any other indication. The results of our one clinical trial in patients with HCV may not be indicative of results of trials in chronic HBV, RSV or other indications.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If we fail to receive positive results in clinical trials of SB 9200, the development timeline and regulatory approval and commercialization prospects for SB 9200, and, correspondingly, our business and financial prospects, would be negatively impacted.

The therapeutic efficacy of SB 9200 and our other product candidates is unproven in humans, and we may not be able to successfully develop and commercialize SB 9200 and our other product candidates.

SB 9200 and our other product candidates are novel compounds and their potential benefit as antiviral drugs is unproven. SB 9200 and our other product candidates may not prove to be effective against the indications for which they are being designed to act and may not demonstrate in clinical trials any or all of the pharmacological effects that have been observed in preclinical studies. To date, we have only completed a single Phase 1 clinical trial of SB 9200. In that trial, we evaluated SB 9200 in 38 non-cirrhotic HCV infected patients as a monotherapy treatment for up to seven days. We conducted the Phase 1 clinical trial in Australia and New Zealand in 2013 and 2014. We expect that the dose and frequency may be different for other indications of antiviral therapy. For instance, we plan to initiate clinical trials of SB 9200 for the treatment of chronic HBV and RSV in 2016. We expect our planned trials of SB 9200 for chronic HBV and RSV will be of longer duration and, in the case of our planned chronic HBV trials, involve combination therapy with other antiviral agents. As a result, our Phase 1 clinical trial results in HCV may not be indicative of the results of our clinical trials in chronic HBV and RSV.

SB 9200 and our other product candidates may interact with human biological systems in unforeseen, ineffective or harmful ways. If SB 9200 or our other product candidates is associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon the development of such product candidate or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Because of these and other risks described herein that are inherent in the development of novel therapeutic agents, we may never successfully develop or commercialize SB 9200 or any of our other product candidates, in which case our business will be harmed.

Clinical development of product candidates involves a lengthy and expensive process with an uncertain outcome.

Clinical testing is expensive, can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. Failure can occur at any time during the clinical trial process, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable.

We may experience delays in our ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on a timely basis, need to be redesigned or be completed on schedule, if at all. There can be no assurance that the FDA or other foreign regulatory authority will not put clinical trials of SB 9200 or any other product candidates on clinical hold now or in the future. Clinical trials may be delayed, suspended or prematurely terminated or may take longer than anticipated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•	delay or failure in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining Investigational Review Board, or IRB, approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at a site;

•	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable study subjects to participate in a trial;

•	delay or failure in study subjects completing a trial or returning for post-treatment follow-up or otherwise complying with the trial protocol;

•	clinical sites and investigators deviating from the trial protocol, failing to conduct the trial in accordance with regulatory requirements or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for competing product candidates with the same indication;

•	failure of our third-party service providers to satisfy their contractual duties or meet expected deadlines;

•	delay or failure in adding new clinical trial sites;

•	feedback from the FDA, the IRBs, data safety monitoring boards, or comparable foreign regulatory authorities, or results from earlier stage or concurrent preclinical studies and clinical trials, that might require modification of the protocol for the trial;

•	decision by the FDA, the IRBs, comparable foreign regulatory authorities, or us, or recommendation by a data safety monitoring board or comparable foreign regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects or adverse events;

•	failure of a product candidate to demonstrate any benefit;

•	difficulties in manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical trials;

•	lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical studies or increased expenses associated with the services of our CROs and other third parties; or

•	changes in governmental regulations or administrative actions.

We have not submitted an investigational new drug, or IND, application to the FDA for SB 9200 or any other product candidate. We may not conduct a clinical trial in the United States until we submit an IND to the FDA. Because we are developing SB 9200 for multiple indications, we may be required to submit multiple INDs to the FDA for these indications and may not conduct a clinical trial in the United States for that indication unless we do so.

We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule or at all. If we experience delays in any preclinical or clinical trial of our product candidates, the product candidate development and approval process could be slowed down, and as a result the costs of the development and approval process may increase, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from these product candidates may be delayed. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our product candidates successfully and may harm our business and results of operations. In addition, many of the factors that lead to clinical trial delays may ultimately lead to the denial of marketing approval of any of our product candidates.

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. The FDA may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA does not accept or approve our NDAs for our product candidates, we may be required to conduct additional clinical, nonclinical or manufacturing validation studies and submit that data before the FDA will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. Additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing such product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

We are developing SB 9200 for multiple indications. In order to market SB 9200 for multiple indications, we will need to conduct appropriate clinical trials, obtain positive results from those trials and obtain regulatory approval for such indications. Regulatory approval of SB 9200 for one indication may not mean that SB 9200 will receive regulatory approval for another indication.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for any of our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in clinical trials as required by the FDA or comparable foreign regulatory authorities, such as the European Medicines Agency, or the EMA. Patient enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the trial;

•	the design of the clinical trial;

•	efforts to facilitate timely enrollment;

•	competing clinical trials; and

•	clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

For instance, in our Phase 1 clinical trial of SB 9200 in patients with HCV, we experienced significant delays in enrollment due to competing clinical trials in patients with HCV being conducted by other biopharmaceutical companies.

Our inability to enroll a sufficient number of patients for our clinical trials could result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, delay or halt the development of and approval processes for our product candidates and jeopardize our ability to commence sales of and generate revenues from our product candidates, which could cause the value of our company to decline.

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other comparable foreign regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Comparable foreign regulatory authorities, such as the EMA, impose similar restrictions. We may never receive such approvals. We must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

We have not previously submitted an NDA to the FDA or similar drug approval filings to comparable foreign regulatory authorities for any of our product candidates. Any inability to complete preclinical and clinical development successfully could result in additional costs to us, and impair our ability to generate revenues. Moreover, if (1) we are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we, or they contemplate, (2) we are unable to successfully complete clinical trials of our product candidates or other testing, (3) the results of these clinical trials or tests are unfavorable, uncertain or are only modestly favorable or (4) there are unacceptable safety concerns associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

If we experience any of a number of possible unforeseen events in connection with clinical trials of our product candidates, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent marketing approval or commercialization of our product candidates, including:

•	clinical trials of our product candidates may produce unfavorable or inconclusive results;

•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, patient enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	the cost of planned clinical trials of our product candidates may be greater than we anticipate;

•	our third-party contractors, including those manufacturing our product candidates or components or ingredients thereof or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner or at all;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	patients that enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•	we may have to delay, suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate;

•	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate;

•	the FDA or comparable foreign regulatory authorities may disagree with our clinical trial designs or our interpretation of data from preclinical studies and clinical trials;

•	the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the supply or quality of raw materials or manufactured product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain marketing approval.

Product development costs for us will increase if we experience delays in testing or pursuing marketing approvals and we may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates.

SB 9200 or any other product candidate may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by SB 9200 or any other product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities.

Results of our trials could reveal an unacceptably high severity and prevalence of side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of SB 9200 or any other product candidates for any or all targeted indications. Study drug-related side effects could affect study subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims.

If SB 9200 or any of our other product candidates is associated with adverse events or undesirable side effects or has properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound.

Our commercial success depends upon attaining significant market acceptance of SB 9200 as a monotherapy or in combination with other antiviral agents or of any other product candidates, if approved, among physicians, patients, healthcare payors and others in the medical community necessary for commercial success, and the market opportunity for the product candidate may be smaller than we estimate.

Even if we obtain regulatory approval for SB 9200 or any other product candidate in chronic HBV, RSV or other indications, our product candidate may not gain market acceptance among physicians, healthcare payors, patients or the medical community. For example, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of coverage or reimbursement for existing therapies.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including the:

•	efficacy and safety of our product candidates administered with other drugs each as demonstrated in clinical trials and post-marketing experience;

•	clinical indications for which our product candidates are approved;

•	potential and perceived advantages of our product candidates over alternative treatments;

•	safety of our product candidates seen in a broader patient group, including its use outside the approved indications should physicians choose to prescribe for such uses;

•	prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	timing of market introduction of our product candidates as well as of competitive products;

•	cost of treatment with our product candidates in relation to alternative treatments;

•	availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	the convenience and ease of administration of our product candidates as compared to alternative treatments;

•	effectiveness of our sales and marketing efforts; and

•	changes in the standard of care for the targeted indications for the product candidate.

Moreover, if SB 9200 is approved but fails to achieve market acceptance among physicians, patients, or healthcare providers are restricted, withdrawn or recalled or fail to be approved, as the case may be, we may not be able to generate significant revenues, which would compromise our ability to become profitable.

The potential market opportunities for our product candidates are difficult to estimate precisely. Our estimates of the potential market opportunities are predicated on many assumptions, including industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidates could be smaller than our estimates of the potential market opportunities.

Even if we are able to commercialize SB 9200 or any other product candidate, the product candidate may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

Significant uncertainty exists as to the coverage and reimbursement status of our product candidates for which we obtain regulatory approval. Our ability to commercialize SB 9200 or any other product candidate successfully will depend, in part, on the extent to which coverage and adequate reimbursement for such product candidate will be available from third party payors, including government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels.

Obtaining and maintaining adequate reimbursement for our product candidates, if approved, may be difficult. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and adequate reimbursement for the product. We cannot be certain if and when we will obtain an adequate level of coverage and reimbursement for our products, if they are approved, by third-party payors.

A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical drugs. Third-party payors may also seek with respect to an approved product additional clinical evidence, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations or costly pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies before covering SB 9200 or any other product candidate. We cannot be sure that coverage and reimbursement will be available for SB 9200 or any other product candidate and, if it is available, whether the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, SB 9200 or any other product candidate, if approved. If reimbursement is not available or is available only at limited levels, we may not be able to commercialize SB 9200 or any other product candidate successfully, if approved.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

If we are unable to establish sales, marketing and distribution capabilities or enter into agreements with third parties to market, sell or distribute SB 9200 or any other product candidates, we may not be successful in commercializing such product candidate if and when they are approved.

We do not currently have an organization for the sale, marketing and distribution of pharmaceutical products and have no experience in the sale, marketing or distribution of pharmaceutical products. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, we must establish sales, marketing and distribution capabilities or make arrangements with third parties to perform these services.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues may be lower, perhaps substantially lower, than if we were to directly market and sell products in those markets. Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us. In addition, we may have little or no control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales, marketing and distribution functions, we may be unable to compete successfully against these more established companies.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We expect that we will face competition with respect to SB 9200 and with respect to any other product candidates that we may seek to develop or commercialize, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing SB 9200. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

We expect our current and other product candidates to face intense and increasing competition as new products enter the relevant antiviral markets and advanced technologies become available.

FDA-approved treatments for patients with chronic HBV include pegylated interferon-a, or PEG-IFN-a, products including Pegasys (PEG-IFN a-2a), marketed by Genentech, Inc., and PEG-Intron, marketed by Merck & Co., Inc., and oral antiviral agents such as the nucleoside analog Baraclude (entecavir), marketed by Bristol-Myers Squibb Company, and the nucleotide analog Viread (tenofovir), marketed by Gilead Sciences, Inc. These treatments are designed to decrease the risk of liver damage from chronic HBV by slowing down or stopping the virus from reproducing. In addition, several pharmaceutical and biotechnology companies, including Arbutus Biopharma Corp, Alnylam Pharmaceuticals, Inc., Arrowhead Research Corporation, Assembly Biosciences, Inc., Gilead Sciences, Inc. and Janssen Pharmaceuticals, Inc., are developing therapies with varying mechanisms of action to address chronic HBV, including non-nucleotide antivirals and non-interferon immune enhancers. We believe that instead of competing with certain of these therapies, SB 9200 has the potential to be used as a complementary therapy.

There are also FDA-approved vaccinations available for children and high-risk adults that protect against HBV. These vaccines are manufactured by Merck & Co., Inc. and GlaxoSmithKline Plc and are widely available in the United States (and less available in certain parts of the world), and have limited side effects. Although the vaccines are effective against HBV in non-infected individuals, they do not reverse or cure the disease in people who have already contracted the virus.

There are no FDA-approved therapies for the treatment of RSV infection. The antiviral ribavirin is used in severe cases of RSV infection. Supportive care, including the use of corticosteroids and inhaled beta agonists, is the most common treatment for RSV infection. Synagis (palivizumab), marketed by MedImmune, Inc., is an FDA-approved prescription injection of antibodies given monthly to help protect high-risk infants from severe RSV disease throughout the RSV season. Several pharmaceutical companies have programs in clinical development for an RSV antiviral application, including Janssen Pharmaceuticals, Inc., Gilead Sciences, Inc., Biota Pharmaceuticals, Inc. and Alnylam Pharmaceuticals, Inc. In addition, Novavax, Inc., MedImmune, LLC and GlaxoSmithKline, Plc have programs in clinical development for a potential vaccine for RSV.

There are a variety of available antiviral therapies and supportive care products for viral diseases. Some of these other drugs are branded and subject to patent protection, some are in clinical development and not yet approved, and others are available on a generic basis. Many of the approved drugs are well-established therapies or products and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. These factors may make it difficult for us to achieve market acceptance at desired levels and/or in a timely manner to ensure viability of our business.

Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do.

Our competitors may obtain regulatory approval of their products before we are able to, which may limit our ability to develop or commercialize SB 9200 or any other product candidates. Our competitors may also develop drugs that are safer, more effective, more convenient or less expensive than ours, and may also be more successful than us in manufacturing and marketing their products. In addition, our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects or are less costly than any product candidates that we are currently developing or that we may develop. These appreciable advantages could reduce or eliminate our commercial opportunity and render SB 9200 or any other product candidates obsolete or non-competitive.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of SB 9200 or any other product candidates.

We face an inherent risk of product liability exposure related to the testing of SB 9200 or any other product candidates by us or our investigators in human clinical trials and will face an even greater risk if we commercially sell SB 9200 or such product candidates if and after we obtain regulatory approval. Product liability claims may be brought against us by study subjects enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling SB 9200 or such product candidates. If we cannot successfully defend ourselves against claims that SB 9200 or such product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in, for example:

•	decreased demand for SB 9200 or such other product candidates;

•	termination of clinical trial sites or entire trial programs;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial subjects;

•	significant costs to defend the related litigation;

•	substantial monetary awards to clinical trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations;

•	the inability to commercialize SB 9200 or such product candidates; and

•	increased scrutiny and potential investigation by, among others, the FDA, the United States Department of Justice, or DOJ, the Office of Inspector General of the office of Health and Human Services, or HHS, state attorneys general, members of Congress and the public.

We currently have $10 million in product liability insurance coverage in the aggregate, which may not be adequate to cover all liabilities that we may incur.

Insurance coverage is increasingly expensive. We intend to expand our product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for any product candidate. However, we may not be able to obtain or maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

Our business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. In addition, our systems safeguard important confidential personal data regarding our subjects. If a disruption event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of SB 9200 could be delayed.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

We rely on third-party manufacturers to produce SB 9200 and expect to rely on third-party manufacturers to produce product candidates in the future. Our ability to obtain clinical supplies of SB 9200 could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The ultimate impact on us, our significant suppliers and our general infrastructure of being in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our business may be harmed.

We rely on third-party research vendors, academic research institutions, CROs, and other third parties to conduct, and monitor and manage data for, our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only some aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with good laboratory practice, or GLP, and the Animal Welfare Act requirements. We and our service providers are required to comply with federal regulations and good clinical practice or GCP, which are international standards meant to protect the rights and health of subjects that are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our service providers fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under current Good Manufacturing Practices, or cGMPs. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

Our service providers are not our employees, and except for remedies available to us under our agreements with such service providers, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If service providers do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our preclinical studies and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize SB 9200. As a result, our results of operations and the commercial prospects for SB 9200 would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our service providers, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If our relationships with third-party vendors and other service providers are terminated, our drug development efforts could be delayed.

We rely on third-party vendors and service providers for preclinical studies and clinical trials related to our drug development efforts. Switching or adding additional third-party vendors or service providers would involve additional cost and require management time and focus. Our third-party vendors and service providers generally have the right to terminate their agreements with us under certain circumstances. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. In addition, there is a natural transition period when a new third-party vendor or service provider commences work, and the new third-party vendor or service provider may not provide the same type or level of services as the original provider. If any of our relationships with our third-party vendors or service providers terminate, we may not be able to enter into arrangements with alternative third-party vendors or service providers or to do so on commercially reasonable terms.

We have no experience manufacturing SB 9200 or any other product candidate on a commercial scale and have no manufacturing facility. We are dependent on contract manufacturers for the manufacture of SB 9200 as well as on third parties for our supply chain and expect to rely on contract manufacturers for any other product candidates. If we experience problems with any such contract manufacturers, the manufacturing of SB 9200 or any other product candidate could be delayed.

We currently have no manufacturing facilities and limited personnel with manufacturing experience. We rely on contract manufacturers to produce both drug substance and drug product required for our clinical trials. We plan to continue to rely upon contract manufacturers to manufacture commercial quantities of our products, if approved. Reliance on such third-party contractors entails risks, including:

•	manufacturing delays if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the possible termination or nonrenewal of agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the possible breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

•	the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

We currently rely, and expect to continue to rely, on a small number of third-party contract manufacturers to supply the majority of our active pharmaceutical ingredient and required finished product for our preclinical studies and clinical trials. These contract manufacturers are typically single source suppliers to us. We do not have long-term agreements with any of these third parties. If any of our existing manufacturers become unavailable to us for any reason, we may experience a delay in identifying or qualifying replacements.

Our single source supplier of the drug substance for SB 9200 has informed us that it plans to transition away from small molecule manufacturing, but it has committed to completing our current order and supporting an orderly transition of manufacturing to another supplier over the course of 2016. We believe that the drug substance that is being manufactured by our current supplier will be sufficient to complete our planned Phase 2 clinical trials of SB 9200. In addition, we have been exploring alternative sources of supply. If the supply of drug substance is insufficient to complete our trials or we are unable to obtain alternative sources of supply on favorable terms, on a timely basis or at all, our business may be adversely affected.

Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations, delay our clinical trials and, if our products are approved for sale, result in lost sales. Additionally, we rely on third parties to supply the raw materials needed to manufacture our product candidates. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of our product candidates, increase our cost of goods sold and result in lost sales.

If any of our product candidates are approved by any regulatory agency, we plan to enter into agreements with third-party contract manufacturers for the commercial production and distribution of those products. It may be difficult for us to reach agreement with a contract manufacturer on satisfactory terms or in a timely manner. In addition, we may face competition for access to manufacturing facilities, as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing our product candidates. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization efforts.

Third-party manufacturers are required to comply with cGMPs and similar regulatory requirements outside the United States. Facilities used by our third-party manufacturers must be approved by the FDA after we submit an NDA and before potential approval of the product candidate. Similar regulations apply to manufacturers of our product candidates for use or sale in foreign countries. We do not control the manufacturing process and are completely dependent on our third-party manufacturers for compliance with the applicable regulatory requirements for the manufacture of our product candidates. If our manufacturers cannot successfully manufacture material that conforms to our specifications or the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for commercial manufacture, we may need to find alternative manufacturing facilities, which could result in delays in obtaining approval for the applicable product candidate.

In addition, our manufacturers are subject to ongoing periodic inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements both prior to and following the receipt of marketing approval for any of our product candidates. Some of these inspections may be unannounced. Failure by any of our manufacturers to comply with applicable cGMPs or other regulatory requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could adversely affect supplies of our product candidates and significantly harm our business, financial condition and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

If we enter into licensing or collaboration agreements with third parties to develop, obtain regulatory approvals for and commercialize SB 9200 or any other product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

Because we have limited resources, we may seek to enter into collaboration agreements with other pharmaceutical or biotechnology companies. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving our product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

Despite our efforts, we may be unable to secure additional collaborative licensing or other arrangements that are necessary for us to further develop and commercialize SB 9200 or any other product candidates. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a collaboration agreement are long and complex processes with uncertain results. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of SB 9200. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize SB 9200.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market SB 9200 in the United States or in other countries until we, or they, receive approval of an NDA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Product candidates in various stages of development are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for SB 9200 or any of our product candidates in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of an NDA.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that SB 9200 and our other product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate.

Reasons that the FDA or comparable foreign regulatory authorities may not approve our product candidates, include:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Any marketing approval we, or any future collaborators, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any delay in obtaining or failure to obtain required approvals could negatively affect our ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

Failure to obtain marketing approval in foreign jurisdictions would prevent SB 9200 from being marketed abroad. Any approval we are granted in the United States would not assure approval in foreign jurisdictions.

In order to market and sell our products in the European Union and other foreign jurisdictions, including Japan, China and South Korea, we, and any future collaborators, must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, a product must be approved for reimbursement before the product can be approved for sale in that country. We, and any future collaborators, may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may file for marketing approvals but not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in the European Union, Japan, China, South Korea or another foreign country or jurisdiction, the commercial prospects of our product candidates may be significantly diminished and our business prospects could decline.

Even if we, or any future collaborators, obtain marketing approvals for SB 9200 or any other product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, importation, exportation, record keeping and reporting of safety and other post-market information for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements, and are subject to continual review. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we, or any future collaborators, receive marketing approval for SB 9200 any other product candidate, we, and any future collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

Further, government agencies promulgate regulations and guidelines applicable to certain drug classes, which may include our product candidates. Recommendations of government agencies may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Regulations or guidelines suggesting the reduced use of certain drug classes, which may include our product candidates or the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers could result in decreased use of our product candidates or negatively impact our ability to gain market acceptance and market share.

If we, and any future collaborators, are not able to comply with post-approval regulatory requirements, we, and any future collaborators, could have the marketing approvals for SB 9200 or our other products withdrawn by regulatory authorities and our, or any future collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, or any future collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Thus, even if marketing approval of SB 9200 or another product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a Risk Evaluation and Mitigation Strategy.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or any future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Similar post-market requirements may apply in foreign jurisdictions in which we may seek approval of our products. Violation of the Federal Food, Drug, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

In addition, the holder of an approved NDA is obligated to monitor and report adverse events, and any failure of a product to meet the specifications in the NDA. Later discovery of previously unknown adverse events or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters asserting that we are in violation of the law;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of products;

•	product seizure;

•	refusal to permit us to enter into government contracts; or

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenues.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize SB 9200 or our other product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of SB 9200 or our other product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any future collaborators, to profitably sell any products for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any future collaborators, may receive for any approved products.

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA. Among the provisions of the PPACA of potential importance to our business and our product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	a new Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislation, will continue until 2025, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which regulatory approval is obtained.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent product labeling and post-marketing testing and other requirements. If we are not able to achieve and maintain regulatory compliance, we may not be permitted to market our products and/or product candidates, which would adversely affect our ability to generate revenue and achieve or maintain profitability.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, such as the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. The regulations that govern marketing approvals, pricing, coverage and reimbursement for new products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product-licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies, which is time-consuming and costly. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

We are subject to healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restricting of our operations, and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with healthcare providers, patients and third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable US federal and state healthcare laws and regulations include the following:

Anti-Kickback Statute. The federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

False Claims Laws. Federal civil and criminal false claims laws and civil monetary penalties laws, including the federal False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

HIPAA. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or for making any false statements relating to healthcare matters. Similar to the Federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate the statute in order to have committed a violation. Additionally, HIPAA, as amended by HITECH and its implementing regulations, imposes obligations on certain covered entities as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

Transparency Requirements. The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Department of Health and Human Services information related to certain payments and other transfers of value, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

FDCA. The federal Food, Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices; and

Analogous State and Foreign Laws. Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, and transparency laws, may apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers. In addition, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, disgorgement, curtailment or restricting of our operations, any of which could substantially disrupt our operations and diminish our profits and future earnings. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with physicians and other healthcare providers, some of whom will recommend, purchase and/or prescribe our products, could be subject to challenge under one or more of such laws.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. For instance, the Foreign Corrupt Practices Act, or FCPA, prohibits any United States individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, the government operates hospitals, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, incentive programs and other business arrangements. Misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our pre-clinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. Additionally, we are subject to the risk that a person or government agency could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Our Intellectual Property

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to a license agreement with BioHEP Technologies Ltd. (formerly known as Micrologix Biotech, Inc.) under which we license certain patents and know-how to make, have made, use, sell, offer to sell and import certain product candidates, including SB 9200. We may enter into additional license agreements in the future. Our license agreement with BioHEP imposes, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with our obligations under these licenses, our licensors may have the right to terminate these license agreements, in which event we might not be able to market any product that is covered by these agreements, which could materially adversely affect the value of the product candidate being developed under the license agreement. Termination of these license agreements may result in our having to negotiate new or reinstated licenses with less favorable terms.

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

Our success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and product candidates. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties. We seek to protect our proprietary position by filing and prosecuting patent applications in the United States and abroad related to our novel technologies and product candidates that are important to our business.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development, such as our employees, strategic partners, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose our confidential information before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

We may license patent rights that are valuable to our business from third parties, in which event we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or medicines underlying such licenses. We cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. If any such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties also apply to patent rights we own.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain. The steps we or our licensors have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the United States. Further, the examination process may require us or our licensors to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The rights already granted under any of our currently issued patents or those licensed to us and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. Changes in the patent laws, implementing regulations or interpretation of the patent laws in the United States and other countries may also diminish the value of our patents or narrow the scope of our patent protection. If we or our licensors are unable to obtain and maintain patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and product candidates may be adversely affected.

With respect to patent rights, we do not know whether any of the pending patent applications for any of our compounds will result in the issuance of patents that protect our technology or products, or if any of our or our licensors’ issued patents will effectively prevent others from commercializing competitive technologies and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all, until they are issued as a patent. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we own or have licensed from third parties may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Protecting against the unauthorized use of our or our licensors’ patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

If third parties initiate legal proceedings against us alleging that we are infringing their intellectual property rights, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends upon our ability to develop, manufacture, market and sell SB 9200 and any other product candidates and to use our related proprietary technologies, without infringing the intellectual property and other proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the United States Patent and Trademark Office, or USPTO, and corresponding foreign patent offices. As a result, we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to SB 9200 or any other product candidates, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications, which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate.

If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing the applicable product candidate or force us to cease some of our business operations, which could materially harm our business.

Defense of claims of infringement, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Parties making claims against us may also obtain injunctive or other equitable relief, which could effectively block our ability to develop and commercialize one or more of our product candidates, which could materially harm our business.

Most of our competitors are larger than we are and have substantially greater resources and may be able to sustain the costs of complex patent litigation longer than we could. The uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research and development, in-license needed technology, or enter into strategic partnerships.

Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

While SB 9200 is in preclinical studies and clinical trials, we believe that the use of SB 9200 in these preclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. If SB 9200 progresses toward commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that SB 9200 and the methods we employ to manufacture SB 9200, as well as the methods for its use that we intend to promote, do not infringe other parties’ patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

In addition, we plan to evaluate SB 9200 in combination with other product candidates and approved products that are covered by patents held by other companies or institutions. In the event that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with SB 9200. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on SB 9200 and any other product candidates throughout the world would be prohibitively expensive, and our or our licensors’ intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors may not be able to prevent third parties from practicing our and our licensors’ inventions in all countries outside the United States, or from selling or importing products made using our and our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we or our licensors have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our or our licensor’s patents or marketing of competing products in violation of our proprietary rights generally in those countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and our licensors’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

The laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States, and these foreign laws may also be subject to change. For example, methods of treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries, particularly developing countries. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for, and launch generic versions of our products. Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

The terms of our patents may be inadequate to protect our competitive position on our products for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, such as SB 9200, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Changes in patent law, including recent patent reform legislation, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve technological and legal complexity, and is costly, time-consuming, and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ ability to obtain new patents or to enforce existing patents and patents we and our licensors may obtain in the future. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents and those licensed to us.

In September 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first to file” system in which the first inventor to file a patent application will be entitled to the patent. We may be subject to a third party preissuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review or interference proceedings challenging our patent rights or the patent rights of others. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Furthermore, an adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize medicines without infringing third-party patent rights.

The USPTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, did not become effective until March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results.

In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue because our patents do not cover the technology in question. Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications at risk of not issuing.

An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees, which could harm our business and financial results.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patents, we rely on trade secrets, technical know-how and proprietary information concerning our business strategy in order to protect our competitive position with respect to our technology and product candidates. Trade secrets are difficult to protect, and it is possible that our trade secrets and know-how will over time be disseminated within the industry through independent development and intentional or inadvertent disclosures.

We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, strategic partners, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and intentionally or inadvertently disclose or use our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets or the equivalent knowledge, methods and know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims by third parties asserting that our licensors, employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

As is common in the biotechnology and pharmaceutical industry, many of our employees and our licensors’ employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may also have, in the future, ownership disputes arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates.

Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property, or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are the same as or similar to SB 9200 but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or our licensors or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively licensed;

•	we or our licensors might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Risks Related to Employee Matters and Managing Growth

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of February 29, 2016, we had 15 full-time employees, of whom eight hold Ph.D. or M.D. degrees, plus several consultants. As our development and commercialization plans and strategies develop, we will need additional managerial, operational, sales, marketing, financial and other resources. Our management, personnel and systems currently in place is likely not adequate to support this future growth. Future growth would impose significant added responsibilities on members of management, including:

•	managing our clinical trials effectively;

•	identifying, recruiting, maintaining, motivating and integrating additional employees;

•	managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

•	improving our managerial, development, operational and finance systems; and

•	expanding our facilities.

Our management may need to devote a disproportionate amount of its attention to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or identify, recruit and train additional qualified personnel. Our inability to manage the expansion of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel.

We are highly dependent upon our executive officers. We have entered into employment agreements with each of our executive officers. These employment agreements do not prevent such persons from terminating their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. Our industry has experienced a high rate of turnover of management personnel in recent years. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

Risks Related to Our Common Stock and this Offering

No public market for our common stock currently exists, and an active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not be indicative of prices that will prevail after this offering. In addition to prevailing market conditions, factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenue;

•	the present state of our product development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

It is possible that after this offering the shares of our common stock will not trade in the public market at or above the initial public offering price. Although we have applied to have our common stock approved for listing on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Because of this volatility, you may not be able to sell your common stock at or above the offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials of our product candidates or those of our competitors;

•	the success of competitive products or technologies;

•	developments related to any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	development of new product candidates that may address our markets and may make our product candidates less attractive;

•	changes in physician, hospital or healthcare provider practices that may make our product candidates less useful;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the book value of your investment.

The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed public offering price of $14.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $8.77 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the offering price. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, may have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of shares of common stock outstanding as December 31, 2015, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, beneficially own shares representing approximately 38.8% of our outstanding voting stock (37.0% if the underwriters exercise in full their option to purchase additional shares). In addition, certain of our executive officers, directors and principal stockholders and their affiliates have indicated an interest in purchasing shares of our common stock in this offering at the initial public offering price. If they purchase shares of common stock in this offering, the percentage of our outstanding common stock that they beneficially own will increase from that set forth above. As a result, if following this offering, these stockholders were to choose to act together, they may be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, may be able to significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds of this offering to fund the clinical development of SB 9200, conduct additional research and development and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding shares of common stock based on the number of shares outstanding as of December 31, 2015 and after giving effect to the conversion of all outstanding shares of our preferred stock into 250,000 shares of our common stock upon the closing of this offering. Of these shares of our common stock, the 2,858,000 shares to be sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless purchased by our affiliates. Of the remaining shares, 6,046,091 shares are currently restricted under securities laws or as a result of lock-up agreements, but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 512,500 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of our common stock that we may issue under our equity compensation plans. As of December 31, 2015, options to purchase 610,481 shares of our common stock at a weighted average exercise price of $11.99 per share were outstanding. Once we register these shares and other shares of our common stock that we may issue under our equity compensation plans, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. Sales of a large number of these shares could have a material adverse effect on the trading price of our common stock.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the exchange or market upon which we trade and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

In prior fiscal years, we have identified material weaknesses in our internal control over financial reporting. If we identify additional weaknesses in our internal control over financial reporting in the future, such material weaknesses could affect the reliability of our consolidated financial statements and have other adverse consequences.

In the course of the preparation and external audit of our consolidated financial statements for the fiscal year ended December 31, 2014, we and our independent registered public accounting firm identified “material weaknesses” in our internal controls over financial reporting related to: (1) our financial statement close process, including both our failure to have adequate processes in place to complete our financial statement close process in a timely and accurate manner and flaws in our review controls, which were not designed with the precision necessary to detect or prevent material misstatements; and (2) our lack of sufficient personnel to account for complex transactions in accordance with generally accepted accounting principles and to properly segregate accounting duties. A material weakness in internal controls over financial reporting is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Following the identification of these control deficiencies, we took actions and measures to improve our internal control over financial reporting by hiring additional employees and consultants at various appropriate levels. We believe that we have remediated these material weaknesses.

If we discover that we have not remediated these material weakness, or we identify other material weaknesses or significant deficiencies in the future, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could cause us to fail to meet our reporting obligations or result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies or clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our proposed restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions, if adopted, could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the required approval of the holders of at least a majority of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the board of directors, the chairman of the board of directors, the chief executive officer or stockholders holding a majority of our issued and outstanding common stock, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Furthermore, our amended and restated bylaws that will become effective upon the closing of this offering specify that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus, the documents that we reference in this prospectus and the documents we have filed as exhibits to the registration statement and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $35.6 million, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us of approximately $1.6 million, which includes legal, accounting, printing costs and various fees associated with the registration and listing of our shares. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $41.2 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by approximately $2.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by approximately $13.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of December 31, 2015, we had cash, cash equivalents and marketable securities of approximately $12.9 million. We expect to utilize the net proceeds from this offering, together with our cash, cash equivalents and marketable securities, as follows:

•	approximately $32.1 million to conduct the planned Phase 2 clinical trials of SB 9200 in chronic HBV and RSV; and

•	the remainder for working capital and general corporate purposes.

Our management will have broad discretion in the application of the proceeds from this offering and our existing cash, cash equivalents and marketable securities, and investors will be relying on the judgment of our management regarding the application of these funds. We may find it necessary or advisable to use these funds for other purposes. Circumstances that may give rise to a change in the use of proceeds from this offering and our existing cash, cash equivalents and marketable securities include:

•	the existence of unforeseen or other opportunities or the need to take advantage of changes in timing of our existing activities;

•	the need or desire on our part to accelerate, increase, reduce or eliminate one or more existing initiatives due to, among other things, changing regulations, changing market conditions and competitive developments or interim results of research and development efforts;

•	results from our business development and marketing efforts;

•	the effect of foreign, federal, state and local regulation;

•	our ability to continue attracting grant or other development funding; and

•	the presentation of strategic opportunities of which we are not currently aware, including acquisitions, joint ventures, licensing and other similar transactions.

Based on our planned use of the net proceeds from this offering and our existing cash, cash equivalents and marketable securities as of December 31, 2015, we estimate that such funds will be sufficient to enable us to conduct the planned Phase 2 clinical trials of SB 9200 in chronic HBV and RSV, and to fund our operating expenses and capital expenditure requirements at least into the third quarter of 2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not expect that the net proceeds from this offering and our existing cash, cash equivalents and marketable securities will be sufficient to enable us to fund the completion of development of any of our product candidates.

Pending our use of the net proceeds from this offering as described above, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the United States government as well as bank demand deposits.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of December 31, 2015 on:

•	an actual basis;

•	a pro forma basis, after giving effect to the conversion of all outstanding shares of our preferred stock into 250,000 shares of our common stock upon the closing of this offering; and

•	a pro forma as adjusted basis, after giving additional effect to the sale of 2,858,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the filing and effectiveness of a restated certificate of incorporation upon the closing of this offering.

You should read the following table in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of December 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands, except per share data)		(unaudited)
Cash, cash equivalents and marketable securities	$12,871	$12,871	$48,440

Stockholders’ equity:
Convertible preferred stock, $0.0001 par value per share: 5,000,000 shares authorized, 1,000,000 shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share: 50,000,000 shares authorized, 5,796,091 shares issued and outstanding, actual; 50,000,000 shares authorized, pro forma and pro forma as adjusted; 6,046,091 shares issued and outstanding, pro forma and 8,904,091 shares issued and outstanding, pro forma as adjusted	1	1	1
Additional paid-in capital	45,211	45,211	80,780
Accumulated deficit	(34,169)	(34,169)	(34,169)
Other comprehensive loss	(18)	(18)	(18)

Total stockholders’ equity	11,025	11,025	46,594

Total capitalization	$11,025	$11,025	$46,594

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, total stockholders’ equity and total capitalization by $2.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, total stockholders’ equity and total capitalization by approximately $13.0 million, assuming an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock shown as issued and outstanding on a pro forma as adjusted basis in the table above is based on 6,046,091 shares of our common stock outstanding as of December 31, 2015, after giving effect to the issuance of 250,000 shares of our common stock upon the conversion of all of our outstanding shares of preferred stock upon the closing of this offering, and excludes:

•	1,181,778 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2015, at a weighted average exercise price of $8.69 per share, which warrants will terminate as of the closing of this offering if not exercised prior to such date;

•	610,481 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2015, at a weighted average exercise price of $11.99 per share;

•	125,000 shares of common stock and a warrant to purchase an additional 125,000 shares of common stock at a purchase price of $16.00 per share issued on February 1, 2016 in connection with the amendment and restatement of our license agreement with BioHEP Technologies Ltd.;

•	114,519 shares of common stock available for future issuance under our 2014 Stock Incentive Plan as of December 31, 2015; and

•	an additional 750,000 shares of common stock that will be available for issuance under our 2015 Stock Incentive Plan upon the closing of this offering.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2015, we had a historical net tangible book value of $11.0 million, or $1.90 per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 5,792,091 shares of our common stock outstanding as of December 31, 2015.

We had a pro forma net tangible book value of $11.0 million, or $1.82 per share of common stock, as of December 31, 2015. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of our common stock after giving effect to the conversion of all outstanding shares of our preferred stock into 250,000 shares of common stock upon the closing of this offering.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the sale of 2,858,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been approximately $46.6 million, or approximately $5.23 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.41 per share to our existing stockholders and an immediate dilution of $8.77 per share to investors participating in this offering.

The following table illustrates this per share dilution to new investors participating in this offering:

Assumed initial public offering price per share		$14.00
Historical net tangible book value per share as of December 31, 2015	$1.90
Decrease per share attributable to the conversion of all shares of preferred stock outstanding	$(0.08)
Pro forma net tangible book value per share as of December 31, 2015	$1.82
Increase in pro forma as adjusted net tangible book value per share attributable to sale of shares of common stock in this offering	$3.41
Pro forma as adjusted net tangible book value per share after this offering		$5.23

Dilution per share to new investors		$8.77

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds from this offering by approximately $2.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $0.79 and decrease the dilution per share to new investors participating in this offering by $0.79, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $0.99 and increase the dilution per share to new investors participating in this offering by $0.99, assuming no change in the assumed initial public offering price and after deducting estimated underwriter discounts and commissions and estimated offering expenses payable.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2015, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	6,046,091	67.9%	$40,230,153	50.1%	$6.65
New investors	2,858,000	32.1%	$40,012,000	49.9%	$14.00
Total	8,904,091	100.0%	$80,242,153	100.0%	$9.01

The number of shares of our common stock to be outstanding after this offering is based on 6,046,091 shares of our common stock outstanding as of December 31, 2015, after giving effect to the issuance of 250,000 shares of our common stock upon the conversion of all of our outstanding shares of preferred stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes the following:

•	1,181,778 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2015, at a weighted average exercise price of $8.69 per share, which warrants will terminate as of the closing of this offering if not exercised prior to such date;

•	610,481 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2015, at a weighted average exercise price of $11.99 per share;

•	125,000 shares of common stock and a warrant to purchase an additional 125,000 shares of common stock at a purchase price of $16.00 per share issued on February 1, 2016 in connection with the amendment and restatement of our license agreement with BioHEP Technologies Ltd.;

•	114,519 shares of common stock available for future issuance under our 2014 Stock Incentive Plan as of December 31, 2015; and

•	an additional 750,000 shares of common stock that will be available for issuance under our 2015 Stock Incentive Plan upon the closing of this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future.

Certain of our executive officers, directors and existing stockholders and their affiliates and family members have indicated an interest in purchasing an aggregate of up to approximately $10.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, less or no shares in this offering. As a result, the foregoing discussion and tables do not reflect any potential purchases by these existing stockholders or their affiliates and other family members.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. We do not anticipate paying any dividends on our capital stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future.

The selected consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,
	2014	2015

(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Grant revenue	$738	$946

Operating expenses:
Research and development	6,132	7,539
General and administrative	2,412	5,003

Total operating expenses	8,544	12,542

Loss from operations	(7,806)	(11,596)
Other income (expense):
Interest income (expense), net	(1,906)	32

Net loss	$(9,712)	$(11,564)

Net loss per common share, basic and diluted(1)	$(3.11)	$(2.03)

Weighted-average common shares outstanding, basic and diluted(1)	3,118,344	5,682,799

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.95)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		5,932,799

(1) See Notes 1 and 2 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per common share.

	As of December 31,
	2014	2015
(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,570	$12,871
Working capital	12,074	6,443
Total assets	13,805	14,577
Convertible notes	—	—
Convertible preferred stock	—	—
Total stockholders’ equity	12,200	11,025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus.

Overview

We are a clinical-stage biopharmaceutical company engaged in the discovery and development of a novel class of therapeutics using our proprietary small molecule nucleic acid hybrid, or SMNH, chemistry platform. We are developing our most advanced SMNH product, SB 9200, for the treatment of viral diseases. We have designed SB 9200 to selectively activate within infected cells the cellular proteins retinoic acid-inducible gene 1, or RIG-I, and nucleotide-binding oligomerization domain-containing protein 2, or NOD2, to inhibit viral replication and to cause the induction of intracellular interferon signaling pathways for antiviral defense. We believe that SB 9200 can play an important role in antiviral therapy by modulating the body’s immune response to fight viral infections. In 2014, we completed a Phase 1 clinical trial of SB 9200 in 38 non-cirrhotic patients infected with the hepatitis C virus, or HCV, who had not received any prior antiviral treatment. We plan to initiate Phase 2 clinical trials of SB 9200 for the treatment of chronic hepatitis B virus, or HBV, and respiratory syncytial virus, or RSV. Subject to obtaining additional financing beyond the proceeds of this offering, we also plan to explore the potential use of SB 9200 in other viral diseases, including human immunodeficiency virus, or HIV, latency and hepatitis delta virus, or HDV, conduct preclinical research of additional SMNH product candidates as antiviral therapies and conduct early-stage research programs exploring the use of SMNH compounds against targets implicated in certain inflammatory diseases and cancers.

We have not generated any revenue to date other than from grants from the National Institutes of Health, or NIH. We have incurred significant annual net operating losses in every year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses were $9.7 million and $11.6 million for the years ended December 31, 2014 and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $34.2 million. We expect to continue to incur significant expenses and increasing operating losses for the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly if and as we:

•	continue to develop and conduct clinical trials of SB 9200, including our planned Phase 2 clinical trials in chronic HBV and RSV;

•	initiate and continue research and preclinical and clinical development efforts for our other product candidates;

•	seek to identify and develop additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, including clinical, quality control and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

•	add equipment and physical infrastructure to support our research and development programs.

As a result, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies or product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

As of December 31, 2015, we had $12.9 million in cash, cash equivalents and marketable securities. We expect that our existing cash, cash equivalents and marketable securities as of December 31, 2015, together with anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements at least into the third quarter of 2018. See “—Liquidity and Capital Resources.”

Financial Operations Overview

Grant revenue

We have generated revenue from grants from the NIH for the development of SB 9200. The NIH grants provided funding of $6.4 million between October 2003 and December 31, 2015, and an additional $0.4 million of funding remains available to us under an existing grant for the development of SB 9200 through April 30, 2016.

Operating expenses

Our operating expenses since inception have consisted primarily of research and development expense and general and administrative costs.

Research and development

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our product candidates, which include:

•	expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct research, preclinical activities and clinical trials on our behalf as well as contract manufacturing organizations, or CMOs, that manufacture drug products for use in our preclinical and clinical trials;

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel in our research and development functions;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the cost of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors and our clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid or accrued research and development expenses.

Our primary focus of research and development since inception has been on the development of SB 9200. Our direct research and development expenses consist primarily of external costs, such as fees paid to investigators, consultants and CROs in connection with our preclinical studies and clinical trial and regulatory fees. We do not allocate employee-related costs and other indirect costs to specific research and development programs because our primary focus has been on the discovery and development of SB 9200. Our direct research and development expenses are not currently tracked on a program-by-program basis.

The successful development of our product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of these product candidates. We are also unable to predict when, if ever, we will generate revenues from SB 9200 or any of our other current or potential product candidates. This is due to the numerous risks and uncertainties associated with developing medicines, including the uncertainties of:

•	establishing an appropriate safety profile with investigational new drug, or IND, application enabling toxicology studies;

•	successful enrollment in and completion of clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	launching commercial sales of the products, if and when approved, whether alone or in collaboration with others; and

•	a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to any of our product candidates would significantly change the costs and timing associated with the development of that product candidate.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of other product candidates. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and administrative

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also expect to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Other income (expense)

Interest income and interest expense consists primarily of interest income earned on our cash, cash equivalents and marketable securities and interest expense incurred on our convertible debt, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, costs and expenses and related disclosures. We believe that the estimates and assumptions involved in the accounting policies described below may have the greatest potential impact on our consolidated financial statements and, therefore, consider these to be our critical accounting policies. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a predetermined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with performing research services on our behalf and clinical trials;

•	investigative sites or other providers in connection with clinical trials;

•	vendors in connection with preclinical and clinical development activities; and

•	vendors related to product manufacturing, development and distribution of preclinical and clinical supplies.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Convertible Note Financings

We have issued convertible notes with warrants on numerous occasions to finance our operations. When we issue convertible notes, we evaluate and account for embedded and freestanding features in our convertible note financings in accordance with professional standards. If the feature meets the definition of a derivative, professional standards generally provide three criteria that require companies to bifurcate the derivative from their host instruments and account for them as freestanding derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. In accounting for convertible note financings, including the fair value of warrants issued in connection with the financings and the fair value of the stock underlying the conversion features of the notes. See further discussion regarding these significant estimates at Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation. Proceeds are first allocated to freestanding and embedded derivatives required to be recognized at fair value and the residual proceeds are allocated to the convertible notes.

We have issued warrants in connection with our convertible note financings. We review the terms of all warrants issued and classify the warrants as a component of permanent equity if they are freestanding financial instruments that are legally detachable and separately exercisable from the notes, contingently exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. Warrants that meet these criteria are initially recorded at their grant date fair value and are not subsequently remeasured.

We classify warrants as liabilities if they are freestanding financial instruments that permit the holders to purchase mandatory redeemable equity instruments or they otherwise do not meet the criteria for equity classification. Liability-classified warrants are initially recorded at fair value and remeasured at each period end while these instruments were outstanding or until they meet the criteria for equity classification. Gains and losses arising from changes in fair value are recognized in other income (expense) in the consolidated statements of operations and comprehensive loss. All of our warrants were equity-classified warrants during 2014 and 2015.

Stock-Based Compensation

We did not grant options until March 2015. We measure stock options and other stock-based awards granted to employees and directors based on the fair value on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options and restricted stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

We measure stock options and other stock-based awards granted to consultants and nonemployees based on the fair value of the award on the date at which the related service is complete. We recognize this compensation expense over the period during which services are rendered by such consultants and nonemployees until completed. At the end of each financial reporting period prior to completion of the service, we remeasure the fair value of these awards using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model. Use of this model requires that we make assumptions as to the fair value of our common stock, the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Because we are currently a private company and lack company-specific historical and implied volatility information, we estimate our expected volatility based on the historical volatility of a group of publicly traded peer companies. We expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. We use the simplified method prescribed by Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of options granted to employees and directors. We base the expected term of options granted to consultants and nonemployees on the contractual term of the options. We determine the risk-free interest rate by reference to the United States Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

There were no stock options granted prior to 2015. The assumptions we used to determine the fair value of stock options granted to employees and directors are as follows, presented on a weighted-average basis:

Year Ended December 31, 2015
Risk-free interest rate	1%
Expected term (in years)	6
Expected volatility	87%
Expected dividend yield	0%

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

We recognize compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate for pre-vesting forfeitures, we have considered our historical experience of actual forfeitures. If our future actual forfeiture rate is materially different from our estimate, our stock-based compensation expense could be significantly different from what we have recorded in the prior periods. However, estimates will not be necessary to determine the fair value of new awards once our common stock begins to be publicly traded.

During the years ended December 31, 2014 and 2015, we issued common stock to consultants and advisors as compensation for services and recognized expense equal to the fair value of the shares issued. In 2015, we began issuing stock options to employees, directors and consultants. The following table summarizes the classification of our stock-based compensation expenses recognized in our consolidated statements of operations and comprehensive loss:

	Year Ended December 31,
	2014	2015
(in thousands)
Research and development	$179	$323
General and administrative	85	802

	$264	$1,125

Determination of the Fair Value of Common Stock

We are a privately held company with no active public market for our common stock. Therefore, our board of directors determines the fair value of our common stock on each date of grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believes are relevant and which may have changed from the date of the most recent valuation through the date of the grant.

In the absence of a public trading market for our common stock, our board’s determination of the fair value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Guide. We performed contemporaneous and retrospective valuations, with the assistance of a third-party specialist, as of December 31, 2013, December 31, 2014, June 30, 2015, August 10, 2015, September 30, 2015 and December 31, 2015, which resulted in valuations of our common stock of $6.76, $9.28, $11.68, $12.88, $12.96 and $15.60 per share, respectively. In addition to these valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold convertible notes, and conversion rights and preferences of the note holders relative to our common stock at the time of each grant;

•	the price at which we sold common stock at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry;

•	trends within the biotechnology industry;

•	our financial position, including cash on hand and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

If a public trading market for our common stock is established in connection with the closing of this offering, we do not expect that it will be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and restricted stock, as the fair value of our common stock will be its trading price on the date of grant.

Valuation Methodologies

Our common stock valuations were performed using the market approach to estimate the enterprise value of the Company in accordance with the AICPA Guide. The Market Approach is one of the three approaches (along with the Income Approach and Asset Approach) used to estimate enterprise and equity value. The market approach employs analysis using comparable companies in determining the value of the entity. Both public and private companies, if publicly available information exists, are considered in the Market Approach. Two information points commonly available, company valuation and transaction value, are used for their respective methodologies. There are a number of different methods within the Market Approach that may be used. The three main methods used are: the Guideline Public Companies Method, the Guideline Transactions Method and the Backsolve Method.

Beginning in 2012, we valued our common stock using the Backsolve Method. This method derives an implied market value of invested capital from a transaction involving a company’s own securities. The price of a company’s security that was involved in a recent arms-length transaction is used as a reference point in an allocation of value. The Backsolve Method requires considering the rights and preferences of each class of equity and solving for the total market value of invested capital that is consistent with a recent transaction in our own securities, considering the rights and preferences of each class of equity. Per the AICPA Guide, the Backsolve Method is generally the most reliable indicator of value of early-stage enterprises with no product revenue or cash flow, if relevant and reliable transactions have occurred in the company’s equity securities. This methodology is also prescribed by the AICPA when a valuation is conducted in close proximity to the date of a financing transaction, and when other methodologies are deemed less reliable.

Since December 31, 2014, we have valued our common stock using the Guideline Public Companies Method, where there was not a direct equity financing with independent investors that could be used to determine enterprise value. This method derives a valuation based on the average multiple of market capitalization as compared to paid in capital of peer companies, which was then applied to our paid in capital balance.

While there are many different value allocation methods, these various methods can be grouped into three general categories as defined by the AICPA Guide, one of which is the Option-Pricing Method, or OPM. We used the OPM to allocate market value of invested capital to the various equity classes and debt comprising our capitalization structure. We chose the OPM over other acceptable methods due to the complex capital structure of our company, the uncertainty related to market conditions, and the lack of visibility on an imminent exit event. Under the OPM, each equity class is modeled as a call option with a distinct claim on the equity of our company. The option’s exercise price is based on our company’s total equity value available for each participating equity holder. The characteristics of each equity class determine the equity class’ claim on the total equity value. By constructing a series of options in which the exercise price is set at incremental levels of value, which correspond to the equity value necessary for each level of equity to participate, we determined the incremental option value of each series. When multiplied by the percentage of ownership of each equity class participating under that series, the result is the incremental value allocated to each class under that series.

Option Grants

The following table summarizes by grant date the number of shares subject to options granted during the year ended December 31, 2015, the per share exercise price of the options, the fair value of common stock underlying the options on date of grant, and the per share estimated fair value of the options. We did not grant any stock options prior to March 31, 2015.

Grant Date	Number of Shares	Per Share Exercise Price of Options(1)	Fair Value of Common Stock per Share on Date of Option Grant	Per Share Estimated Fair Value of Options(2)(3)
March 31, 2015	148,250	$9.28	$9.28	$6.60
July 30, 2015	16,250	11.68	11.68	8.40
August 17, 2015	295,047	12.88	12.88	9.40
August 19, 2015	5,434	12.88	12.88	10.92
August 20, 2015	5,000	12.88	12.88	8.84
September 17, 2015	16,250	12.88	12.88	9.40
November 1, 2015	125,000	12.96	12.96	9.44

(1) The Per Share Exercise Price of Options represents the fair value of our common stock on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuation of our common stock and the various objective and subjective facts described above since the date of such valuation through the date of grant.

(2) The Per Share Estimated Fair Value of Options reflects the weighted average fair value of options granted on each grant date, determined using the Black-Scholes option-pricing model.

(3) For purposes of recording stock-based compensation for grants of options to nonemployees, we measure the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we remeasure the value of any unvested portion of the option based on the then-current fair value of the option and adjust the expense accordingly. The weighted average fair value amounts presented in this column for grants to employees, directors and nonemployees reflect only the grant-date fair value of options granted to nonemployees and not any subsequently remeasured fair value of those options.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” or EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we intend to rely on certain of these exemptions, including the exemption from the requirement that the auditors provide an attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an EGC until the earliest of the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Results of Operations

Comparison of Years Ended December 31, 2014 and 2015

The following table summarizes our results of operations for the years ended December 31, 2014 and 2015:

	Year Ended December 31,		Increase (Decrease)
	2014	2015
(in thousands)
Grant revenue	$738	$946	$208

Operating expenses:
Research and development	6,132	7,539	1,407
General and administrative	2,412	5,003	2,591

Total operating expenses	8,544	12,542	3,998

Loss from operations	(7,806)	(11,596)	(3,790)
Other income (expense)	(1,906)	32	1,938

Net loss	$(9,712)	$(11,564)	$(1,852)

Grant revenue. Grant revenue was $0.7 million for the year ended December 31, 2014, compared to $0.9 million for the year ended December 31, 2015. The increase of $0.2 million was primarily due to increased development costs for SB 9200 that were reimbursed by NIH in the year ended December 31, 2015.

Research and development expenses. Research and development expenses were $6.1 million for the year ended December 31, 2014, compared to $7.5 million for the year ended December 31, 2015. The increase of $1.4 million was due primarily to additional salaries and benefits of $0.6 million associated with higher headcount in 2015, increased stock-based compensation of $0.1 million and increased spending on preclinical studies and clinical trial related activities for our Phase 1 clinical trial of SB 9200 of $0.6 million.

General and administrative expenses. General and administrative expenses were $2.4 million for the year ended December 31, 2014, compared to $5.0 million for the year ended December 31, 2015. The increase of $2.6 million was primarily due to additional salaries and benefits of $1.3 million associated with higher headcount in 2015, increased stock-based compensation of $0.7 million and increased legal, accounting and other consulting expenses of $0.4 million associated with preparing to be a public company and protecting our intellectual property.

Other income (expense). Interest income, net for the year ended December 31, 2015, was $32,000, related to the interest earned on marketable securities. Interest expense, net for the year ended December 31, 2014, was $1.9 million, related to accretion and accrued interest on our convertible notes issued from October 2013 to July 2014 in the aggregate original principal amount of $6.9 million, which bore interest at a rate of 8.0% per year and which were converted into shares of common stock in December 2014, and amortization of the related deferred financing costs.

Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations since inception primarily through NIH funding as well as private placements of convertible notes, common stock and warrants. From our inception through December 31, 2015, we received NIH funding of $6.4 million and gross proceeds from the issuance of convertible notes, common stock and warrants of $40.2 million. As of December 31, 2015, we had cash, cash equivalents and marketable securities totaling $12.9 million and an accumulated deficit of $34.2 million.

As of December 31, 2015, we had warrants to purchase an aggregate of 1,181,778 shares of common stock at a weighted average exercise price of $8.69 per share outstanding. These warrants will terminate as of the closing of this offering if not exercised prior to such date. If these warrants are exercised in full, we will receive $10.3 million in proceeds.

Cash Flows

The following table summarizes sources and uses of cash for each of the periods presented:

	Year Ended December 31,
	2014	2015
(in thousands)
Net cash used in operating activities	$(7,377)	$(8,211)
Net cash used in investing activities	(55)	(8,931)
Net cash provided by financing activities	2,701	19,919

Net increase (decrease) in cash and cash equivalents	$(4,731)	$2,777

Net cash used in operating activities. The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $7.4 million and $8.2 million during the years ended December 31, 2014 and 2015, respectively. The increase in cash used in operating activities was primarily due to an increase in net loss of $1.9 million, a decrease in non-cash interest expense of $1.4 million and an increase in prepaid expense and other assets of $0.8 million, offset by a $1.9 million increase in accounts payable, a $0.9 million increase in non-cash stock-based compensation and a $0.5 million increase in accrued expenses during the year ended December 31, 2015.

Net cash used in investing activities. Net cash used in investing activities was $0.1 million and $8.9 million during the years ended December 31, 2014 and 2015, respectively. The increase in cash used in investing activities for the year ended December 31, 2015 was primarily due to the purchase of marketable securities of $8.5 million in addition to $0.4 million used to purchase property and equipment as compared to $0.1 million in the year ended December 31, 2014.

Net cash provided by financing activities. Net cash provided by financing activities was $2.7 million during the year ended December 31, 2014, compared to $19.9 million during the year ended December 31, 2015. The cash provided by financing activities in 2014 was primarily the result of $3.0 million of gross proceeds received from private placements of our convertible notes and $0.2 million in proceeds from exercised warrants offset by $0.5 million of broker commissions paid for the year ended December 31, 2014, and in 2015 was primarily the result of $21.6 million of gross proceeds received from private placements of our common stock offset by $1.8 million of broker commissions paid during the year ended December 31, 2015.

Funding Requirements

We anticipate that our expenses will increase significantly if and as we continue to develop and conduct clinical trials with respect to SB 9200 product candidates; initiate and continue research, preclinical and clinical development efforts for our other product candidates and potential product candidates; maintain, expand and protect our intellectual property portfolio; establish a commercial infrastructure to support the marketing and sale of certain of our product candidates; and hire additional personnel, such as clinical, regulatory, quality control and scientific personnel. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Specifically, we anticipate that our expenses will increase substantially if and as we:

•	conduct our planned Phase 2 clinical program for SB 9200 in chronic HBV;

•	conduct our planned Phase 2 clinical program for SB 9200 in RSV;

•	continue the research and development of our other product candidates;

•	seek to leverage our SMNH platform and explore new targets in additional non-viral disease states;

•	maintain, expand and protect our intellectual property portfolio; and

•	add key clinical, scientific, operational and financial employees. Enhance our management information systems and personnel, including personnel to support our product development efforts and to support our transition to a public company.

We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities of $12.9 million at December 31, 2015, will enable us to fund our operating expenses and capital expenditures requirements at least into the third quarter of 2018 and to fund the Phase 2 clinical trials of SB 9200 that we plan to initiate in chronic HBV and RSV in 2016. However, we do not believe that the net proceeds of this offering and our existing cash, cash equivalents and marketable securities will be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of SB 9200 beyond the two planned trials. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of SB 9200, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•	initiation, progress, timing, costs and results of preclinical studies and clinical trials of SB 9200, including our planned Phase 2 clinical trials in chronic HBV and RSV;

•	initiation, progress, timing, costs and results of preclinical studies and clinical trials of our other product candidates;

•	our obligation to make royalty and non-royalty sublicense receipt payments to third-party licensors, if any, under our licensing agreements;

•	the number and characteristics of product candidates that we discover or in-license and develop;

•	the outcome, timing and cost of seeking regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of SB 9200 and any other products;

•	the costs and timing of the implementation of commercial-scale manufacturing activities;

•	the costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

•	the costs of operating as a public company.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds other than from the NIH. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2015, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
(in thousands)
Operating lease commitments	$193	$84	$109	$—	$—

Total	$193	$84	$109	$—	$—

In addition to the amounts shown in the above table, we have contractual obligations pursuant to our license agreement with BioHEP Technologies Ltd., or BioHEP. In January 2016, we entered into an amended and restated license agreement with BioHEP. Under the amended and restated license agreement, we have agreed to pay up to $3.5 million in development and regulatory milestone payments to BioHEP for disease(s) caused by each distinct virus for which we develop licensed product(s). BioHEP is also eligible to receive tiered royalties in the low-to-mid single-digits on net product sales of licensed products by us and our affiliates and sublicensees, and a specified share of non-royalty sublicensing revenues we and our affiliates receive from sublicensees, which share of sublicensing revenues is capped at a maximum aggregate of $2.0 million under all such sublicenses.

We enter into contracts in the normal course of business with third party service providers for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. We have not included our payment obligations under these contracts in the table as these contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material. We could also enter into additional research, manufacturing, supplier and other agreements in the future, which may require up-front payments and even long-term commitments of cash.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASC 606, which amends the guidance for revenue recognition to replace numerous industry-specific requirements. ASC 606 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. ASC 606 also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASC 606 are effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. In July 2015, FASB approved the deferral of adoption by one year. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently in the process of evaluating the effect the adoption of ASC 606 may have on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern and to provide related disclosures in certain circumstances. The requirements of ASU 2014-15 will be effective for the annual financial statement period beginning after December 15, 2016, with early adoption permitted. We are currently in the process of evaluating the impact of adopting the provisions of ASU 2015-15.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes. ASU 2015- I 7 requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for fiscal years beginning after December 15, 2016 (and interim periods within those fiscal years) with early adoption permitted. ASU 2015-17 may be either applied prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We have elected to early adopt ASU 2015-17 prospectively in the fourth quarter of 2015. There was no impact as a result of the adoption of ASU 2015-17.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk related to changes in interest rates. Our cash, cash equivalents and marketable securities of $12.9 million as of December 31, 2015, consisted of cash, money market accounts and short-term and long-term marketable debt securities. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in our portfolio, an immediate 10% change in market interest rates would not be expected to have a material impact on the fair market value of our investment portfolio or on our financial condition or results of operations.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company engaged in the discovery and development of a novel class of therapeutics using our proprietary small molecule nucleic acid hybrid, or SMNH, chemistry platform. Our SMNH compounds are small segments of nucleic acids that we design to selectively target and modulate the activity of specific proteins implicated in various disease states. We are developing our most advanced SMNH product candidate, SB 9200, for the treatment of viral diseases. We have designed SB 9200 to selectively activate within infected cells the cellular proteins retinoic acid-inducible gene 1, or RIG-I, and nucleotide-binding oligomerization domain-containing protein 2, or NOD2, to inhibit viral replication and to cause the induction of intracellular interferon signaling pathways for antiviral defense. We believe that SB 9200 may play an important role in antiviral therapy by modulating the body’s immune response through its mechanisms of action to fight viral infections.

We plan to focus on the development of SB 9200 for the treatment of chronic hepatitis B virus, or HBV, and respiratory syncytial virus, or RSV. In 2016, we plan to initiate clinical trials of SB 9200 in both indications including:

•	a Phase 2a clinical trial in non-cirrhotic patients infected with chronic HBV, which we plan to initiate in the first half of 2016 in which patients will first receive SB 9200 as a monotherapy and then the oral antiviral agent Viread (tenofovir). Subject to the results of the Phase 2a clinical trial, we expect to initiate a Phase 2b clinical trial in 2017 in patients with chronic HBV to explore the use of SB 9200 as a monotherapy and in combination with Viread (tenofovir). Both trials are to be conducted under a clinical trial collaboration with Gilead Sciences, Inc., or Gilead; and

•	a Phase 2 clinical trial in otherwise healthy adult volunteers inoculated with RSV, which we plan to initiate in the second half of 2016.

In 2014, we completed a Phase 1 clinical trial of SB 9200 in 38 non-cirrhotic patients infected with the hepatitis C virus, or HCV, who had not received any prior antiviral treatment. The two-stage trial was designed to evaluate the safety and tolerability, pharmacokinetics, pharmacodynamics and antiviral activity of ascending doses of the oral formulation of SB 9200 and to demonstrate proof of principle of the mechanisms of action of SB 9200. SB 9200 was well tolerated in all dose groups in the trial, and no dose limiting toxicities or systemic interferon-like side effects such as flu-like symptoms or fever were observed. Additionally, antiviral activity was seen at all dose levels except for the lowest dose cohort. We believe that the data from the Phase 1 clinical trial, together with data from preclinical and toxicology studies that we have conducted in animal models, support the development of SB 9200 for the treatment of chronic HBV and RSV.

Chronic HBV Infection. We are developing an oral formulation of SB 9200 for the treatment of chronic HBV infection. The World Health Organization, or WHO, estimates that 240 million people worldwide are chronically infected with HBV, including approximately 14 million people in the United States and Europe. Standard of care treatments for chronic HBV include pegylated interferon-a, or PEG-IFN-a, products and oral antiviral agents such as Baraclude (entecavir), marketed by Bristol-Myers Squibb Company, and Viread (tenofovir), marketed by Gilead, each of which suppress viral replication. In 2014, reported worldwide revenues for Baraclude (entecavir) and Viread (tenofovir) were approximately $2.5 billion primarily for the treatment of HBV. However, these treatments have significant limitations. In particular, although treatment with PEG-IFN-a products can reduce the amount of HBV DNA, or viral load, in the body, this treatment only has a minor effect on the rate of HBsAg reduction or loss. HBsAg is the surface antigen of HBV that indicates active hepatitis B infection. Oral antiviral agents such as Baraclude (entecavir) and Viread (tenofovir) are potent suppressors of HBV DNA, but generally only suppress the virus during treatment without providing significant levels of HBsAg loss or clearance, and patients taking these oral antiviral agents require potentially life-long treatment. By achieving HBsAg loss or clearance, there is the potential to have a finite period of treatment and improved clinical prognosis, such as a reduction in the risks of cirrhosis and liver cancer. As such, we believe that loss or clearance of HBsAg is indicative of a functional cure. We believe that there is a significant unmet need for treatments that can achieve a functional cure for chronic HBV when used alone or in combination with other antiviral agents.

Preclinical studies of SB 9200 in the woodchuck model of chronic HBV showed significant reductions in viral load, including viral replication intermediates, and in surface antigens. Since the discovery of woodchuck hepatitis virus, or WHV, in 1978, the American woodchuck has been studied and widely accepted as the most suitable animal model for chronic HBV. We believe that SB 9200, by virtue of its mechanisms of action, may provide a functional cure for chronic HBV by stimulating the immune system in a manner similar to PEG-IFN-a products, but with better efficacy and tolerability.

RSV Infection. We are also developing SB 9200 for the treatment of RSV infection by an intra-nasal delivery formulation and other modes of administration. According to the United States Centers for Disease Control and Prevention, or CDC, RSV infection in the United States accounts for approximately 177,000 adult hospitalizations and 14,000 deaths among adults over age sixty-five each year and is the most common cause of lower respiratory tract infections in young children. We believe the incidence of RSV infection in the adult population is significantly underdiagnosed, primarily due to the prior lack of rapid RSV diagnostics, which were only introduced in recent years. There are no FDA-approved therapies for the treatment of RSV infection. While the antiviral ribavirin is used in severe cases of RSV infection, there are significant side effects and risks associated with the use of ribavirin, especially in infants. Supportive care, including the use of corticosteroids and inhaled beta agonists, is the most common treatment for RSV infection. Synagis (palivizumab), marketed by MedImmune, LLC, is an FDA-approved prescription injection of antibodies given monthly to help protect high-risk infants from severe RSV disease throughout the RSV season. We believe that there is a significant unmet medical need for an effective treatment for RSV in pediatric and at-risk adult populations, including the immunocompromised, the elderly and those with respiratory co-morbidities such as chronic obstructive pulmonary disease and emphysema. Based on the pharmacologic mechanisms of action and preclinical study results of SB 9200 in relevant RSV infected animal models, we believe SB 9200 has the potential to suppress viral replication and exhibit an anti-inflammatory effect in RSV patients.

Other Development Efforts. We are also exploring the potential use of SB 9200 in other viral diseases, including human immunodeficiency virus, or HIV, latency and hepatitis delta virus, or HDV. HDV is a rare, orphan chronic disease with a mortality rate of 2% to 20% according to the WHO, which occurs in association with HBV and requires HBsAg to allow replication of HDV. We are also conducting preclinical research on additional SMNH product candidates as antiviral therapies and early-stage research programs exploring the use of SMNH compounds against targets implicated in certain inflammatory diseases and cancers. Our efforts in these areas are subject to us obtaining additional financing beyond the proceeds of this offering.

We have a global intellectual property portfolio consisting of over 20 issued patents worldwide and multiple patent applications directed to our lead product candidates, together with trade secrets and know-how. We have one U.S. patent one European patent and multiple other foreign patents with claims covering the composition of matter of SB 9200 that expire in December 2026 and a second U.S. patent with claims covering the composition of matter of SB 9200 that expires in June 2030, in each case, without considering potential patent term extensions.

Our Business Strategy

Our primary objective is to maintain our leadership position in developing SMNH therapeutics for the treatment of viral infections. To achieve this goal, we are pursuing the following strategies:

•

Rapidly advance the clinical development of SB 9200 for two antiviral indications. We plan to initiate a Phase 2a clinical trial of SB 9200 in non-cirrhotic patients infected with chronic HBV in the first half of 2016 in which patients will first receive SB 9200 as a monotherapy and then Viread (tenofovir). Subject to the results of the Phase 2a clinical trial, we expect to initiate a Phase 2b clinical trial in 2017 in patients with chronic HBV to explore the use of SB 9200 as a monotherapy and in combination with Viread (tenofovir). Both trials are to be conducted under a clinical collaboration with Gilead. In addition, we plan to initiate a Phase 2 clinical trial of SB 9200 in otherwise healthy adult volunteers inoculated with RSV in the second half of 2016.

•	Investigate the potential use of SB 9200 in other viral diseases, notably the emerging fields of HIV latency and HDV. Scientific literature supports that HIV is able to replicate in cells by evading innate immune mechanisms involving sensory proteins such as RIG-I. In addition, studies suggest that disrupting HIV that is latent or dormant in an infected cell will require re-invigoration of the immune system. We believe that compounds that activate and induce RIG-I, such as SB 9200, may play a role in disrupting HIV latency or dormancy, allowing for the potential treatment and eradication of the disease with antiviral regimens. Subject to obtaining additional financing beyond the proceeds of this offering, we plan to collaborate with major research centers and third parties with significant expertise in HIV to explore the potential use of SB 9200 in the eradication of HIV. In addition, we believe that therapies such as SB 9200, which can reduce or cause loss or clearance of HBsAg, may play an important role in the treatment of HDV co-infected HBV patients. Currently, long-term administration of PEG-IFN-a products are used for the treatment of HDV with marginal effect, significant toxicity and poor patient tolerability.

•	Develop additional SMNH candidates from our proprietary platform as antiviral therapies. We are developing next-generation analogs of SB 9200, including SB 9400, SB 9941 and SB 9946. These compounds are in preclinical development as antiviral agents. In preclinical studies, each of these compounds has demonstrated antiviral activity in preclinical studies against various viruses. We plan to evaluate these compounds against additional viral diseases to expand the applications of our SMNH compounds.

•	Leverage our SMNH platform to expand into non-viral therapeutic areas. We have active early-stage research programs exploring the use of SMNH compounds against targets implicated in certain inflammatory diseases and cancers. Early data generated by these programs demonstrate the potential opportunity of the SMNH platform against non-viral therapeutic targets. Subject to obtaining additional financing beyond the proceeds of this offering, we plan to continue our research in these areas, including target identification and lead optimization.

Our SMNH Chemistry Platform

Nucleotides and nucleic acids bind to the active sites of proteins as part of normal cellular processes in order to regulate biological functions. Proteins can bind either directly to nucleic acids or indirectly through an alternative nucleic acid-protein complex. Modulating these interactions through agonism and antagonism affords potentially broad therapeutic potential and provides an opportunity to target proteins and their biological functions that are typically considered challenging with current modalities.

We design our SMNH compounds to modulate the interaction between nucleotides or nucleic acids and proteins. Because SMNH compounds resemble naturally occurring nucleotides and nucleic acids in the body, we believe they can be more efficient in modulating the interactions with proteins through higher selectivity than traditional small molecule approaches.

We have focused our research on the optimization of SMNH compounds with favorable drug attributes using various approaches including rational drug design, combinatorial chemistry, structural biology and phenotypic screening approaches. By making specific structural modifications to SMNH compounds, we enable them to bind to targets in the diseased tissues with high affinity and selectivity.

Unlike other nucleic acid-based approaches, such as RNA interference, that act by inhibiting specific protein expression through downregulation of messenger RNA, SMNH compounds act directly on proteins and therefore can be used to either upregulate or downregulate the activities of the proteins that play a role in disease processes. For example, we have designed SB 9200 to bind selectively to and upregulate RIG-I and NOD2, each of which is involved in the activation of the body’s immune response to foreign pathogens.

Some of the features of our SMNH compounds that we believe to be important include:

•	Novel mechanisms of action. SB 9200 and our other SMNH compounds are designed to inhibit viral replication through interaction with polymerase, an enzyme that is implicated in viral replication, and stimulate the innate immune response through production of natural immunomodulatory cytokines, including interferon, inside cells through the activation of RIG-I and NOD2. Viruses have evolved mechanisms to block the protective effects of interferon production. Our SMNH compounds are designed to restore interferon production in infected cells. We believe that induction of the innate immune response is required for loss or clearance of HBsAg and the achievement of a functional cure.

•	Multiple routes of delivery, including oral administration. Because our SMNH compounds have small molecule characteristics, they can be delivered orally. Additionally, our SMNH compounds potentially may be delivered intravenously and through intra-nasal and inhalation delivery depending on the target disease. We believe that the versatility of our SMNH compounds may allow us to design SMNH compounds that use the optimal delivery approach for the target disease.

•	Treat a broad range of viral, inflammatory and oncological diseases. We design our SMNH compounds to selectively target certain proteins whose presence or activity contributes to disease severity or causes the underlying disease. We believe that this approach is potentially applicable to a broad range of viral, inflammatory and oncological diseases.

•	No observed immune overstimulation. To date, our SMNH compounds, including SB 9200, have not triggered a nonspecific immune response in our preclinical studies. In addition, no nonspecific immune response was observed in our completed Phase 1 clinical trial of SB 9200.

•	Potential for use in combination with other antiviral agents. Because our SMNH compounds are designed to act by an immunomodulatory function, we believe they may be developed for use in combination with other antiviral agents that act against viral disease by different mechanisms of action.

•	Intact excretion limits likelihood of unwanted drug-drug interactions. We believe that SMNH compounds are less likely to have drug-drug interactions with drugs metabolized by CYP450, a major pathway for drug metabolism in the liver, because our SMNH compounds are not metabolized by enzyme systems in the liver and are excreted mostly intact.

•	Relative ease of manufacturing. Because our SMNH compounds are chemically synthesized by a proprietary solution-phase method, they can be produced in a scalable and reproducible manner.

Our Product Candidates

The following table summarizes the status of the development of our product candidates. We retain exclusive global commercial rights to all of our product candidates.

Product Candidate	Indication/ Therapeutic Area	Stage of Development	Anticipated Milestones

SB 9200	Chronic HBV	Phase 2	Phase 2a clinical trial planned initiation in 1H 2016

	RSV	Phase 2	Phase 2 clinical trial planned initiation in 2H 2016

	HCV	Phase 1 completed	Seek collaborations

	HIV latency*	Research	Establish preclinical proof-of-principle

	HDV*	Research	Establish preclinical proof-of-principle

SB 9400, SB 9941* and SB 9946	RNA viral diseases	Preclinical	IND-enabling toxicology studies planned

*	We do not plan to advance our programs in these areas without obtaining additional financing beyond the proceeds of this offering.

We are also conducting early-stage research programs exploring the use of SMNH compounds against targets implicated in certain inflammatory diseases and cancers.

Antiviral Programs

We have multiple SMNH compounds in development for the treatment of viral diseases, including our lead product candidate SB 9200. We have designed our antiviral product candidates to selectively activate within infected cells the cellular proteins, RIG-I and NOD2, to inhibit viral replication and to cause the induction of intracellular interferon signaling pathways for antiviral defense. We believe that induction of the innate immune response is required for loss or clearance of HBsAg and the potential achievement of a functional cure.

Interferon is an immunomodulatory cytokine with potent antiviral activity. Interferon activates both innate and adaptive immune responses in infected cells. The innate immune response is the first line of defense against virus infection before the adaptive immune response is induced. It is well established that the innate immune response is critical to restricting virus replication and infection, which results in diminished disease burden. The adaptive immune system is part of the overall immune system and is required to eliminate or prevent pathogen growth. Adaptive immunity creates immunological memory after an initial response to a specific pathogen and leads to an enhanced response to subsequent encounters with that pathogen.

RIG-I and NOD2 are inactive in uninfected cells, but become activated when a cell is virally infected. The activation of RIG-I and NOD2 results in the production of interferon within the cells through a well-regulated signaling pathway. Viruses invade cells and are able to replicate and spread because they have evolved mechanisms to block the protective effects of antiviral signaling proteins such as RIG-I and NOD2. Viral genomes encode proteins that can block interferon synthesis and signaling, inhibit the function of interferon-induced antiviral proteins and produce interferon receptor decoy molecules to prevent induction of interferon signaling. Thus, by turning off interferon production and function, viruses abrogate the immune response, which enables them to rapidly multiply in cells.

Our SMNH compounds, including SB 9200, are designed to restore interferon production in virally infected cells by binding to and activating RIG-I and NOD2. The mechanisms by which this happens are depicted in the figures below.

RIG-I is a protein that has three regions: (1) a caspase-activation and recruitment, or CARDs, region, which is implicated in interferon signaling, (2) the adenosine triphosphatase, or ATPase, region that is important for producing energy and (3) a regulatory domain, or RD, region that is important in recognizing characteristic fingerprints of viral double stranded RNA, or dsRNA. Upon exposure to viral double stranded RNA by the regulatory domain region of RIG-I, the ATPase region of RIG-I produces energy allowing the protein to move to and translocate on the dsRNA to confirm the presence of viral RNA, resulting in the full activation of RIG-I. Following activation, RIG-I combines with another molecule of RIG-I resulting in a dimerized RIG-I protein complex. Activation also exposes the CARDs region of RIG-I, leading to its ubiquitination, a process that involves the attachment of ubiquitin, a protein involved in signaling, to the CARDs region of both RIG-I molecules. The activated RIG-I complex then migrates to the mitochondria, where it interacts with the CARDs region of the mitochondrial antiviral signaling, or MAVS, protein. The interaction between the RIG-I complex and the MAVS protein causes the activation of interferon regulatory factor 3, or IRF3, which results in the induction and translocation of IRF3 into the nucleus where it leads to the expression of genes encoding proteins, including interferon-ß, or IFN-ß. The production of interferon causes cells to enter into an antiviral state, leading to apoptosis, or cell death, of virally infected cells, production of antiviral peptides and protection of uninfected cells.

NOD2 is a protein that has three regions: (1) a CARDs region, (2) a nucleotide-binding oligomerization domain, or NBD, region and (3) a leucine-rich repeat, or LRR, region that detects characteristic fingerprints of viral single-stranded RNA, or ssRNA. Upon its exposure to viral RNA, NOD2 becomes activated leading to changes in NOD2’s structure and fosters self-association, or oligomerization, of NOD2 leading to activation of its CARDs region. Similar to RIG-I, activated NOD2 migrates to the mithochondria where it interacts with the CARDs region of the MAVS protein. The interaction between NOD2 and MAVS causes the activation of IRF3, resulting in the induction and translocation of the activated IRF3 into the nucleus where it leads to the expression of genes encoding proteins, including IFN-ß, that are implicated in the response to viral infection.

Viral RNA encodes proteins that can disrupt these and other processes to block interferon synthesis and signaling. In the presence of viral RNA, SB 9200 binds to, activates and increases the sensitivity of RIG-I and NOD2 to viral infection to cause the induction of intracellular interferon signaling pathways for antiviral defense.

SB 9200

We are developing our lead product candidate, SB 9200, for the treatment of chronic HBV and RSV. We plan to initiate clinical trials of SB 9200 in chronic HBV and RSV in 2016, including a Phase 2a clinical trial in non-cirrhotic patients infected with chronic HBV, which we plan to initiate in the first half of 2016, and a Phase 2 clinical trial in otherwise healthy adult volunteers inoculated with RSV, which we plan to initiate in the second half of 2016. We currently do not plan to conduct any Phase 1 clinical trials of SB 9200 for chronic HBV or RSV. We believe that the Phase 1 clinical trial of SB 9200 that we completed in 2014 in non-cirrhotic patients infected with HCV who had not received any prior antiviral treatment, and the preclinical and toxicology studies of SB 9200 that have been conducted, generated pharmacokinetic, pharmacodynamic and safety data that support our planned clinical trials in chronic HBV and RSV without the need for a Phase 1 clinical trial.

We expect to conduct our planned Phase 2a clinical trial in HBV and our planned Phase 2 clinical trial in RSV outside of the United States. We have not submitted an investigational new drug application, or IND, to the United States Food and Drug Administration, or FDA, in either of these indications and may not conduct a clinical trial in the United States until we submit an IND to the FDA.

Previous Clinical Development of SB 9200

We completed a Phase 1 clinical trial of SB 9200 in 2014, which was designed to evaluate the safety and tolerability, pharmacokinetics, pharmacodynamics and antiviral activity of ascending doses of the oral formulation of SB 9200 and to demonstrate proof of principle of the mechanisms of action of SB 9200 to allow for expansion of the development of SB 9200 for additional viral diseases. The trial was a two-stage, multi-center study conducted in Australia and New Zealand in genotype 1 and genotype 3 treatment naïve HCV-infected adults. Part A of the trial was an open-label, single ascending dose study in eight treatment-naïve, HCV-infected adults in fasted and fed states. In Part A, each subject in a particular dose group received a single oral dose of 100 mg, 200 mg, 400 mg or 800 mg of SB 9200, with subjects in each subsequent dose group receiving a pre-determined higher dosage than subjects in the preceding dose group. Part B of the trial was a randomized, placebo-controlled, multiple ascending dose study in 30 treatment naïve adults infected with HCV. In Part B, subjects were randomized on a 6:2 basis to SB 9200 or placebo. Each subject in the SB 9200 arms received an oral dose of 200 mg, 400 mg or 900 mg of SB 9200 once daily for seven days, with subjects in each subsequent dose group receiving a higher dosage than subjects in the preceding dose group.

In the trial, SB 9200 was well tolerated in all dose groups, and there were no dose limiting toxicities or systemic interferon-like side effects such as flu-like symptoms or fever. Adverse events were mostly mild in severity, and the one serious adverse event that was observed in one subject, acute gallstone cholecystitis, was deemed unlikely by the study investigators to be related to SB 9200.

In addition to safety, we assessed antiviral activity in both stages of the Phase 1 clinical trial. Antiviral activity was seen at the 200mg, 400mg and 900 mg dose levels in both the single and multiple dose cohorts. Specifically, in the multiple ascending dose study, peak individual serum HCV DNA drop improved from 1.5 log10 in the 200 mg dose cohort to 1.9 log10 in the 400 mg dose cohort. Increasing the dose to 900 mg did not increase the peak individual serum HCV DNA drops observed in patients in the 900 mg dose cohort. A 1.0 log10 reduction means a 90% lower virus concentration in the treated patient from baseline.

A statistically significant relationship between maximum or peak serum concentration, or Cmax, of SB 9200 and maximum suppression of HCV RNA on Day 7 was observed (p=0.015) after exclusion of two subjects in the multiple dose study with extreme Cmax values for SB 9200 in a retrospective analysis of the data. The p-value is a function of the observed sample results used for testing a statistical hypothesis. There was no relationship between incidences, severity or relationship of adverse events and the dose of SB 9200 received.

We also assessed biomarker data to further support SB 9200’s mechanism of action. This included measuring gene expression of ISG-15 and OAS-1, two genes typically associated with the induction of the interferon signaling pathway. The results demonstrated an increase in gene expression of ISG-15 and OAS-1 following administration of SB 9200.

We believe our Phase 1 clinical trial demonstrated proof of principle of the mechanism of action of SB 9200 as a host antiviral immunomodulator, given the oral bioavailability, safety, antiviral activity and biomarker data in the treatment of HCV shown in the trial. We believe the pharmacokinetic and safety data and the antiviral immunomodulatory activity observed in the Phase 1 clinical trial of SB 9200, and the preclinical and toxicology studies of SB 9200 that have been conducted, support our planned clinical trials in chronic HBV and RSV.

We are not currently planning any further development of SB 9200 for HCV because of the significant recent competitive developments in HCV and market changes over the last few years. Instead, we plan to seek third-party collaborations for the further development of SB 9200 for HCV.

Chronic HBV Program

We are developing SB 9200 for the treatment of chronic HBV. We have conducted preclinical studies of SB 9200 for the treatment of chronic HBV in multiple animal models and are planning to initiate a Phase 2a clinical trial of SB 9200 in non-cirrhotic adult patients infected with chronic HBV in the first half of 2016.

Chronic HBV Overview. HBV is a virus most commonly transmitted by contact with the blood or other bodily fluids of an infected person. It may also be spread from infected mothers to their babies at birth. While there are vaccines to prevent HBV infection, vaccinations have not been universally adopted. According to the WHO, chronic HBV infection is among the most common persistent viral infections in humans. When an individual first contracts HBV, they are considered to have an acute infection. Individuals with an infection lasting longer than six months are considered chronically infected. Individuals chronically infected with HBV are at an increased risk of developing significant liver disease, including cirrhosis, or permanent scarring of the liver. In addition, according to the WHO, HBV causes up to 80% of liver cancers, and, according to the American Cancer Society, 85% of people with liver cancer die within five years.

In July 2015, the WHO estimated that 240 million people are chronically infected with HBV worldwide, and that more than 780,000 people worldwide die every year due to complications of chronic HBV infection, despite the availability of vaccines against the virus. In addition, the WHO and CDC estimate that approximately 14 million people are chronically infected with HBV in the United States and Europe.

There is no approved cure for chronic HBV. The standard of care treatments for chronic HBV are PEG-IFN-a products and oral antiviral agents such as Baraclude (entecavir) and Viread (tenofovir). A PEG-IFN-a product is an antiviral medication administered by injection in which the chemical substance known as polyethylene glycol, or PEG, is chemically attached to interferon-a to improve the duration of effect of interferon-a. Interferon-a is a protein that interferes with viral replication within host cells. In Europe, PEG-IFN-a products are indicated for first line treatment of chronic HBV virus according to guidelines of the European Association for the Study of the Liver for chronic HBV treatment for certain patient populations. However, PEG-IFN-a products have significant limitations. In particular, although treatment with PEG-IFN-a products can reduce the amount of HBV DNA in the body, the treatment only has a minor effect on the rate of HBsAg reduction or loss. PEG-IFN-a products also have significant side effects, including flu-like symptoms and fever and, with long term use, can lead to suppression of the production of red and white blood cells, mood swings, depression, anxiety and other neuropsychiatric effects.

Oral antiviral agents for chronic HBV such as Baraclude (entecavir) and Viread (tenofovir) suppress viral replication. In 2014, reported worldwide revenues for Baraclude (entecavir) and Viread (tenofovir) were approximately $2.5 billion in the aggregate primarily for HBV. These oral antiviral agents are potent suppressors of HBV DNA, but generally only suppress the virus during treatment without providing significant levels of HBsAg loss or clearance, and patients taking these oral antiviral agents require potentially life-long treatment.

Based on preclinical data as well as the safety demonstrated in our Phase 1 clinical trial of SB 9200 in HCV patients, we believe SB 9200 may be able to provide HBsAg reduction or loss without the side effects associated with PEG-IFN-a products. We believe that by reducing HBsAg, SB 9200 has the potential to provide a functional cure for chronic HBV. Given the novel host-targeted mechanisms of action of SB 9200, we plan to develop it as a monotherapy and in combination with currently marketed and investigational antiviral agents.

Chronic HBV Preclinical Studies. As part of our preclinical studies of SB 9200, we have conducted in vitro and in vivo studies. In the in vitro studies we observed potent inhibition of HBV replication. We conducted our in vivo studies in woodchucks chronically infected with WHV, both as a monotherapy and when sequentially dosed with entecavir. Since the discovery of WHV in 1978, the American woodchuck has been studied and widely accepted as the most suitable animal model for chronic HBV. WHV is closely related to chronic HBV and its effect on the woodchuck liver is similar to the effect that chronic HBV infection has on the human liver, including with regard to morphology, genome structure and gene products, replication, epidemiology, the course of infection and in the development of illness, including the most common form of liver cancer, hepatocellular carcinoma.

Monotherapy Woodchuck Study. In the monotherapy woodchuck study that we conducted in collaboration with the National Institutes of Health, or NIH, SB 9200 was orally administered to two groups of five chronic WHV-carrier woodchucks once daily at 15mg/kg or 30 mg/kg for 12 weeks, with follow-up evaluations for eight weeks post-dosing. During the study, we evaluated blood and liver chemistry to measure the degree of severity of the disease.

In the study, we observed the following:

•	Dose-dependent decline in serum WHV DNA in each of the woodchucks up to a maximum of 2.5 log10 in the 15 mg/kg dose group and 4.2 log10 in the 30 mg/kg dose group at the end of 12 weeks of dosing;

•	Dose-dependent decline in woodchuck hepatitis surface antigen, or WHsAg, in each of the woodchucks up to a maximum of 0.9 log10 in the 15 mg/kg dose group and 2.2 log10 in the 30 mg/kg dose group and at the end of 12 weeks of dosing;

•	Decline in hepatic levels of virus-associated replication intermediates, or RI DNA, covalently closed circular DNA, or cccDNA, which is the major reservoir for chronic viral replication, and WHV RNA;

•	Induction of interferons, interferon stimulated genes and other cytokines associated with activation of RIG-I and NOD2;

•	Induction of gene expression of RIG-I and NOD2 during and after treatment;

•	Reduction in inflammation of the liver and slower progression of liver disease; and

•	SB 9200 was well tolerated.

The figures below show the declines in serum WHV DNA for individual woodchucks in the 15 mg/kg and 30 mg/kg dose groups and the WHsAg declines in the 15 mg/kg and 30 mg/kg dose groups over the 12-week treatment period.

The figure below shows dose-dependent declines in serum WHV DNA and WHsAg and declines in levels of hepatic WHV cccDNA, WHV RI DNA and WHV RNA, each in response to SB 9200 treatment at a low dose of 15 mg/kg (LD) and a high dose of 30 mg/kg (HD). Changes in serum WHV DNA and WHsAg were calculated relative to the pre-treatment baseline. The asterisks immediately below the bars denote the level of statistical significance of the changes relative to pre-treatment baseline, where ** denotes [p<0.01] and *** denotes [p<0.001]. The p-values referenced below the horizontal lines indicate the level of statistical significance of the dose dependence between the dose groups.

Following cessation of SB 9200 treatment, we observed the rebound of WHV replication in all woodchucks. Some woodchucks in the 30 mg/kg dose group had delayed relapse of WHV DNA and WHsAg. SB 9200 administration at both dose levels was well tolerated with complete blood count, hematology and serum biochemistry parameters all appearing normal through the treatment period.

Sequential-Dosing Woodchuck Study. In collaboration with the NIH, we conducted a sequential-dosing study of SB 9200 in woodchucks chronically infected with WHV to evaluate the overall antiviral response when SB 9200 is used in a sequential-dosing fashion with entecavir (ETV). In this study, we dosed five woodchucks with chronic woodchuck hepatitis virus infection with SB 9200 orally once daily at 30 mg/kg for 12 weeks followed by entecavir orally once daily at 0.5 mg/kg for four weeks, resulting in statistically significant average declines of 6.43 log10 in WHV DNA and 3.29 log10 in WHsAg from pretreatment levels as shown in the figures below along with significant reductions in levels of hepatic viral DNA, viral RNA and cccDNA. Four of the woodchucks had WHsAg levels near the lower limit of quantification at a point in the study. Lower limit of quantification refers to the lowest quantity or concentration of a substance, such as WHsAg, for which quantitative results may be obtained with a specified degree of confidence using a particular assay or analytical method.

We plan to present the full results of the sequential-dosing preclinical study of SB 9200 and entecavir at The International Liver Congress 2016, 51st annual meeting of the European Association for the Study of the Liver (EASL) in April 2016.

Independent Third-Party Woodchuck Study Evaluating Recombinant Woodchuck Interferon-a. In a report published in PLOS Pathogens in 2015, researchers presented the results evaluating recombinant woodchuck interferon-a, or wIFN-a, in woodchucks chronically infected with WHV. In this study, the researchers dosed 12 woodchucks with chronic woodchuck hepatitis virus infection for a total of 15 weeks: three times a week for seven weeks with 20 μg wIFN-a followed by dosing of wIFN-a three times a week for another eight weeks with 100 μg wIFN-a. The frequency of dosing in the study was designed to match current practice for the dosing of non-pegylated IFN-a in chronic HBV patients.

The researchers reported that treatment with wIFN-a led to a high degree of variability in the antiviral response of individual woodchucks with respect to the kinetics and magnitude of serum WHV DNA and WHsAg decline. The maximum decline reported in serum WHV DNA in the woodchucks at the end of 15 weeks of dosing ranged from -0.16 to 6.44 log10, while the maximum decline reported in WHsAg in the woodchucks at the end of 15 weeks of dosing ranged from 0.28 to 4.37 log10. The maximum reduction of serum WHV DNA and WHsAg were reported to occur at week 16 in most animals, with a reported average decline of 3.0 log10 in serum WHV DNA and 2.0 log10 in WHsAg. In addition, it was reported that two wIFN-treated animals had WHsAg levels below the lower limit of detection (LLOD; 20 ng/mL) at various times during the study. Lower limit of detection refers to the lowest quantity or concentration of a substance, such as WHsAg, that can be reliably detected with a particular assay or analytical method.

Although we believe that the data from this woodchuck study are useful in evaluating the validity of the woodchuck model, no head-to-head studies have been conducted with SB9200 and other treatment in the woodchuck WHV model. In addition, the referenced woodchuck studies were conducted under different protocols, dosing regimens and study conditions.

Planned Phase 2 Clinical Trials of SB 9200 in Chronic HBV. Based on the results of the woodchuck studies, we believe that SB 9200 may induce an antiviral immune response during chronic active infection that has the potential for a functional cure in the treatment of HBV through the loss or clearance of HBsAg. As a result, we plan to initiate a clinical program in patients with chronic HBV to explore both the use of SB 9200 as a monotherapy and in combination with Viread (tenofovir) in a clinical trial collaboration with Gilead.

We have developed a protocol for a Phase 2a multi-center clinical trial of SB 9200. The protocol will be subject to review of the regulatory authorities in Canada, Hong Kong, Korea and Taiwan, the countries in which we plan to conduct the trial, and by the clinical sites at which we intend to conduct the trial. However, we currently expect that the trial will be a randomized, placebo-controlled, multiple ascending dose trial in up to 100 non-cirrhotic patients infected with chronic HBV using doses of 25 mg, 50 mg, 100 mg and 200 mg of SB 9200 administered daily for 12 weeks. Following this treatment, all patients will receive treatment with Viread (tenofovir) for 12 weeks. Patients will be sequentially enrolled into one of the four dose cohorts and randomized between a SB 9200 dose group or placebo on a 4:1 basis. Patients will be stratified based on HBeAg+/- status. HBeAg is a non-structural protein, that is influential in suppressing the immune system and whose presence in blood, or HBeAg+, is indicative of actively replicating virus. Mutant strains of HBV that replicate rapidly without producing HBeAg, or HBeAg-, also exist. We expect the primary endpoint of the Phase 2a clinical trial to be reduction in HBV DNA from pre-treatment levels with multiple secondary endpoints including safety and reduction or loss of HBsAg and HBeAg, both of which are important markers of viral replication and early surrogate markers for functional cure. We expect to initiate the Phase 2a clinical trial in the first half of 2016 and anticipate initial data from the trial in the first half of 2017.

The Phase 2a clinical trial is designed to enable us to select two doses to move forward into a Phase 2b clinical trial and to provide us with the necessary data to meet with the FDA and the European Medicines Agency, or EMA, to discuss the filing of an IND in the United States and clinical trial applications, or CTAs, in Europe to enable us to conduct the Phase 2b clinical trial in the United States and Europe. Subject to the results of the Phase 2a clinical trial and these discussions with regulatory authorities, we would expect to initiate in 2017 the Phase 2b clinical trial to evaluate SB 9200 as a monotherapy and in combination with Viread (tenofovir) targeting approximately 200 patients with chronic HBV.

Early Decline in HBsAg at Week 12 Represents a Key Predictor of Response and Eventual Loss of HBsAg. Reduction in HBsAg following 12 weeks of treatment, either with monotherapy PEG-IFN-a or the combination of PEG-IFN-a with an oral antiviral, has been reported by researchers as a predictive biomarker of response and eventual loss of HBsAg in chronic HBV patients.

In a report published in Hepatology in 2013, researchers presented the results of a pooled analysis of over 800 participants from three global HBV trials in which HBsAg decline following 12 weeks of treatment with either monotherapy PEG-IFN-a or the combination of PEG-IFN-a with the oral antiviral Epivir-HBV (lamivudine) was predictive of six-month post-treatment response rates in patients with chronic HBV (26% response rate with HBsAg decline at 12 weeks compared to 14% response rate with no HBsAg decline at 12 weeks). In this analysis, treatment response was defined as a composite endpoint of HBeAg loss with an HBV DNA level <2,000 IU/mL or HBsAg loss at 24 weeks after the end of treatment.

Separately, in November 2015, at the annual meeting of the American Association for the Study of Liver Diseases (AASLD)—The Liver Meeting, Gilead Sciences presented data from a randomized trial evaluating various treatment cohorts, including monotherapy PEG-IFN-a, monotherapy Viread (tenofovir), and the combination of PEG-IFN-a and Viread (tenofovir), in 740 patients with chronic HBV. The randomized trial was conducted to determine the differences in early viral kinetics of the regimens, including predictors of early response and predictive thresholds of early HBsAg decline for eventual HBsAg loss. In the study, HBsAg declines were most pronounced in cohorts receiving either monotherapy PEG-IFN-a or a combination of PEG-IFN-a and Viread (tenofovir), and most patients with eventual HBsAg loss had a 1-log10 reduction in HBsAg at Week 12 of treatment. Approximately 10%-20% of patients receiving a PEG-IFN-a-based regimen experienced a 1-log10 HBsAg reduction at Week 12, compared to approximately 5% of patients receiving Viread (tenofovir) as monotherapy. Furthermore, 1-log10 HBsAg decline at Week 12 was reported as the best predictor of eventual HBsAg loss in the study.

Based on the reported findings and SB 9200’s ability to induce intracellular interferon signaling pathways, we believe that our planned assessment of HBsAg decline at Week 12 in our Phase 2a trial may be indicative of SB 9200’s ability to lead to eventual loss or clearance of HBsAg in treated patients.

RSV Program

We are developing SB 9200 for the treatment of RSV. We have conducted preclinical studies of SB 9200 in multiple mouse models of RSV and are planning to initiate a Phase 2 clinical trial of SB 9200 in otherwise healthy volunteers inoculated with RSV.

RSV Overview. RSV is a respiratory virus that infects the lungs and breathing passages. Healthy people who are infected with RSV usually experience mild, cold-like symptoms and recover in a week or two. However, RSV can have serious clinical consequences, especially for infants and older and immunocompromised adults. RSV is the most common cause of inflammation of the small airways in the lung, known as bronchiolitis, and pneumonia in children younger than one year of age in the United States according to the CDC, and RSV infection may lead to long-term complications such as asthma. According to the CDC, in the United States, RSV infection accounts for approximately 177,000 adult hospitalizations and 14,000 deaths among adults over age sixty-five each year and is the most common cause of lower respiratory tract infections in young children. Infants hospitalized with RSV bronchiolitis have an increased risk of early childhood, asthma-specific morbidity. According to the CDC, in the United States, RSV infection leads to 2.1 million outpatient visits and 57,000 hospitalizations among children younger than five years old. RSV is the most common pathogen associated with acute lower respiratory illness in children.

There are no FDA-approved therapies for the treatment of RSV infection. While ribavirin is used in severe cases of RSV infection, there are significant side effects and risks associated with the use of ribavirin, especially in infants. Supportive care, including the use of corticosteroids, is the most common treatment for RSV infection. Synagis is an FDA-approved prescription injection of antibodies given monthly to help protect high-risk infants from severe RSV disease throughout the RSV season.

We believe that SB 9200, due to its activation of RIG-I and NOD2 and the resulting induction of the interferon-signaling pathway, has the potential to provide an alternative treatment for RSV.

RSV Preclinical Studies. In preclinical in vivo studies of SB 9200 in a mouse model of RSV, SB 9200 reduced viral load in mice and mitigated the severity of RSV-associated lung disease such as pneumonia. Reduction in levels of pro-inflammatory cytokines such as TNF-a and IL-6 were also observed. Significant reduction in inflammation was noted in the lungs of SB 9200 treated infected mice, while high-grade inflammation was observed in the airway of RSV infected mice that did not receive SB 9200.

Planned Phase 2 Clinical Trial of SB 9200 in RSV. We plan to initiate a Phase 2 clinical trial of SB 9200 as a monotherapy for the treatment of RSV at a single site in Belgium in the second half of 2016. We are currently developing the protocol for this clinical trial. The protocol will be subject to review of the regulatory authorities in Belgium and by the clinical site at which we intend to conduct the trial. However, we currently expect that the trial will be conducted in 60 otherwise healthy volunteers who will be inoculated with RSV and treated with SB 9200 intra-nasally or orally, or with placebo for seven days following confirmation of RSV or six days after inoculation. We expect that the primary endpoint will be effect on viral load and secondary endpoints will include safety, reduction in mucus weight and respiratory symptomatology. We anticipate the results from this trial in the first half of 2017.

We plan to submit a CTA in Belgium for the conduct of the Phase 2 clinical trial of the oral formulation of SB 9200 in RSV that we are planning to initiate in the second half of 2016. Prior to evaluating an intra-nasal formulation of SB 9200 in the Phase 2 clinical trial, we need to complete the development of the intra-nasal formulation and conduct an inhalation toxicology study in two relevant species as well as a study evaluating the pharmacokinetics of SB 9200 when delivered by the intra-nasal route. We are planning to initiate these toxicology and pharmacokinetics studies in the first half of 2016. Following completion of the studies, we plan to include the results of the studies in an amended CTA in Belgium to evaluate the intra-nasal formulation of SB 9200.

Other Viral Diseases

We believe that SB 9200 has the potential to be a pan-viral agent against RNA viruses. As a result, subject to obtaining additional financing beyond the proceeds of this offering, we plan to explore the potential use of SB 9200 in other viral diseases, including HIV latency and HDV. Subject to obtaining additional financing beyond the proceeds of this offering, we plan to collaborate with major research centers and third parties with significant expertise in HIV to explore the potential use of SB 9200 in the eradication of HIV. In addition, we believe that therapies such as SB 9200, which can reduce or cause loss or clearance of HBsAg, may play an important role in HDV co-infected HBV patients. Currently, long-term administration of PEG-IFN-a products are used for the treatment of HDV with marginal effect, significant toxicity and poor patient tolerability.

SB 9400, SB 9941 and SB 9946

SB 9400, SB 9941 and SB 9946 are next-generation analogs of SB 9200 that we are developing as antivirals targeting RIG-I and NOD2. In preclinical studies, each of these compounds has demonstrated antiviral activity against various viruses. Subject to obtaining additional financing beyond the proceeds of this offering, we plan to evaluate the compounds against additional viral diseases to expand the applications of our SMNH compounds.

Other Non-Viral Programs

In addition to our pipeline of antiviral product candidates, subject to obtaining additional financing beyond the proceeds of this offering, we plan to explore the use of SMNH compounds for the treatment of certain inflammatory diseases and cancers.

Our approach for inflammatory diseases is to develop compounds that have a pharmacokinetic profile with limited systemic exposure and low oral bioavailability. Because we believe that the development of safe and effective therapeutics is often determined by the structural characteristics of the therapeutic, we believe that an SMNH scaffold is the ideal framework for the development of therapeutics for certain inflammatory diseases.

Our approach for cancer is to develop compounds using our SMNH platform that target the components of protein synthesis. In addition, since some of the SMNH compounds activate the innate immune system through RIG-I and NOD2, we are exploring the application of these compounds in immuno-oncology, including through a target known as the Stimulator of Interferon Genes, or STING, receptor, as our early research efforts have demonstrated binding of SB 9200 to the STING receptor in addition to RIG-I and NOD2. We believe these compounds potentially may be effective in multiple tumor types, which has been a major obstacle in developing cancer therapeutics.

We intend to seek to expand the drug development applications of our SMNH platform through selective collaborations with leading biotechnology and pharmaceutical companies.

Patents and Proprietary Rights

Our success will depend upon our ability, and upon the ability of any future collaborators of ours, to obtain and maintain intellectual property protection in the United States and other key pharmaceutical markets around the world for our product candidates and technologies, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. We have sought, and plan to continue to seek, patent protection in the United States and other key pharmaceutical markets, that is intended to cover the composition of matter of our product candidates, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

We have devoted considerable effort and resources to build a substantial patent estate designed to provide multiple levels of protection for our product candidates. As of February 29, 2016, we licensed two and owned more than 15 patent families. These patent families include more than 50 patents and patent applications worldwide, including 10 patents and 17 patent applications in the United States and 13 patents and 24 patent applications outside the United States. Of these patents, four are subject to our license with BioHEP Technologies Ltd., or BioHEP. The licensed families include the active ingredient in SB 9200 and methods of assembling libraries of SMNH compounds. Our patents and patent applications include protection for:

•	compositions of matter for our SMNH compounds;

•	processes for synthesizing and manufacturing SMNH compounds;

•	methods of using SMNH compounds to treat or prevent disorders such as microbial infections, including dosage forms and formulations and methods relating to course of treatment; and

•	methods of assembling libraries of SMNH compounds.

With respect to SB 9200, we have one U.S. patent with claims covering the composition of matter of SB 9200 specifically, pharmaceutical compositions, methods of treating HBV and methods of preparing SB 9200. This patent is expected to expire on December 12, 2026, without considering potential patent term extensions. We also have one U.S. patent covering the composition of matter of SB 9200 generically, methods of treating HBV, including combination therapy with other agents and treatment of resistant strains of HBV. With patent term adjustment, this patent is expected to expire on June 1, 2030, without considering potential patent term extensions. This patent has been granted in the European Patent Office and we plan to nationalize the patent in all the major countries in Europe. These nationalized patents, when issued, are expected to expire on December 12, 2026. We have patents that have been granted in China, Japan and Korea with claims covering the active ingredient in SB 9200, and methods of using this compound. These patents are expected to expire in 2022.

We also have patent applications that cover methods of using SB 9200, including in viral infections such as HBV and HCV. These patent applications, if issued, will expire in 2031. In addition, we have patent applications with claims covering the composition of matter of SB 9200 generically and specifically in China, Europe, Hong Kong and India, which, if issued, are expected to expire on December 12, 2026.

We have U.S. provisional patent applications, which include methods of using SB 9200 in various diseases, including RSV and certain resistant strains of infections such as HBV and HCV. If utility applications filed with respect to these provisional patent applications are issued, the patents would be expected to expire in 2036, without considering potential patent term extensions.

In each case, we own or hold the exclusive license to the foregoing patents and patent applications. We are not aware of any contested proceeding or third-party claims that cover any of our patents or patent applications.

The actual protection afforded by a particular patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage and the availability of legal remedies in the country in which it issued.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering SB 9200 may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

BioHEP License

In January 2016, we entered into an amended and restated license agreement with BioHEP (formerly known as Micrologix Biotech, Inc.), which amended and restated our prior license agreement with BioHEP which we entered into in December 2003. The amendment and restatement of the license agreement became effective on February 1, 2016. Under the license agreement, BioHEP has granted us an exclusive worldwide license under certain patents and know-how to make, have made, use, sell, offer to sell and import certain product candidates comprising a novel phosphorothioate dinucleotide that BioHEP refers to as ORI-9020 and certain related compounds, which include SB 9200, SB 9400, SB 9941 and SB 9946, for the diagnosis and/or treatment of all viral diseases and conditions.

We are solely responsible, at our expense, for conducting, using commercially reasonable efforts, all research, development and commercialization activities with respect to licensed products.

Under the terms of the original license agreement, we issued to BioHEP 1,000,000 shares of our series A preferred stock and 12,500 shares of our common stock. In connection with the amendment and restatement of the license agreement, we issued 125,000 shares of our common stock to BioHEP and granted to BioHEP a warrant to purchase an additional 125,000 shares of our common stock at a purchase price of $16.00 per share, which warrant will expire on August 1, 2018. Under the license agreement, BioHEP is eligible to receive up to

$3.5 million in development and regulatory milestone payments for disease(s) caused by each distinct virus for which we develop licensed product(s). BioHEP is also eligible to receive tiered royalties in the low-to-mid single-digits on net product sales of licensed products by us and our affiliates and sublicensees, and a specified share of non-royalty sublicensing revenues we and our affiliates receive from sublicensees, which share of sublicensing revenues is capped at a maximum aggregate of $2.0 million under all such sublicenses.

BioHEP’s royalty rights generally extend on a licensed product-by-licensed product and country-by-country basis until the expiration of the last-to-expire of the BioHEP patent rights licensed to us or of patent rights claiming specified improvements that we own that cover the licensed product in the applicable country, but in the case of countries in which we elect to commercialize a licensed product in which such patent coverage does not exist, BioHEP will be entitled to a reduced royalty for a period that extends until the expiration of the last-to-expire of the BioHEP patent rights licensed to us or of patent rights claiming specified improvements that we use that cover the licensed product in the United States or in the European Union.

Under the terms of the license agreement, each party owns any improvements that it makes, and specified improvements made by BioHEP are automatically included in our license. We have the first right, at our expense, to prosecute, maintain and enforce the BioHEP patent rights licensed to us. BioHEP retains specified step-in rights with respect to the prosecution, maintenance and enforcement of the BioHEP patent rights licensed to us if we do not elect to undertake such activities. We have the first right to enforce the BioHEP patent rights licensed to us against any suspected infringement activities. Recoveries that we obtain through our enforcement of the BioHEP patent rights are included in the net product sales on which BioHEP is entitled to royalties. If we do not elect to enforce the BioHEP patent rights against an infringer and BioHEP exercises its step-in rights as to such enforcement, then BioHEP would be entitled to retain any recovery it receives.

Our agreement with BioHEP will remain in effect until the expiration of all royalty obligations under the agreement with respect to all licensed products in all countries. We may terminate the agreement for our convenience upon 60 days prior written notice to BioHEP. BioHEP may terminate this agreement in its entirety or on a country-by-country basis if we fail to use commercially reasonable efforts to research, develop and commercialize products in accordance with the development plan for the licensed product. The agreement may also be terminated in its entirety or on a country-by-country basis by either party in the event of a material breach by the other party that is not cured within a specified notice period or in the case of specified bankruptcy events involving the other party.

If the agreement is terminated with respect to any one or more country, all licenses granted to us under the agreement will terminate only with respect to any such countries and specified rights in such countries will revert to BioHEP.

Manufacturing

We do not currently own or operate manufacturing facilities for production of preclinical, clinical or commercial quantities of any of our SMNH compounds or their components. To date, we have manufactured only limited supplies of drug substance for use in preclinical studies at our own facility in Milford, Massachusetts and have contracted with several third-party contract manufacturing organizations for the supply of drug substance and finished product to meet our needs for preclinical testing, including toxicology studies, and clinical trials. These contract manufacturers are typically single source suppliers to us. We believe that each of these suppliers has sufficient capacity to meet our needs, and that adequate alternative sources exist. We typically order drug substance and clinical trial supplies on a work order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. However, there is a risk that, if supplies are interrupted, it would materially harm our business.

Our single source supplier of the drug substance for SB 9200 has informed us that it plans to transition away from small molecule manufacturing, but it has committed to completing our current order and supporting an orderly transition of manufacturing to another supplier over the course of 2016. We believe that the drug substance that is being manufactured by our current supplier will be sufficient to complete our planned Phase 2 clinical trials of SB 9200. In addition, we have been exploring alternative sources of supply and believe that we will have two alternative manufacturers in place prior to the need for additional drug substance to support new clinical trials. If the supply of drug substance is insufficient to complete our trials or we are unable to obtain alternative sources of supply on favorable terms, on a timely basis or at all, our business may be adversely affected.

We expect to continue to rely on third-party contract manufacturing organizations for the supply of drug substance and clinical trial supplies for our SMNH compounds for the foreseeable future.

Manufacturing is subject to extensive regulation that imposes various procedural and documentation requirements that govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. We are reliant on our contract manufacturers to comply with these requirements, including manufacturing our SMNH compounds for use in clinical trials under current Good Manufacturing Practice, or cGMP, conditions. cGMP is a regulatory standard for the production of pharmaceuticals intended for use in humans.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities, nor have we entered into any collaboration or co-promotion arrangements. We may build focused capabilities in the United States to commercialize development programs where we believe that the medical specialists for the indications are sufficiently concentrated to allow us to promote the product effectively with a targeted sales team. We intend to seek strategic relationships with biotechnology and pharmaceutical companies where realizing the full value of our development programs will require access to broader geographic markets or the pursuit of broader patient populations or indications.

Competition

The development and commercialization of new drug products is highly competitive and characterized by rapid and substantial technological development and product innovations. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

Chronic HBV

FDA-approved treatments for patients with chronic HBV include pegylated interferon-a, or PEG-a, products, including Pegasys (PEG-IFN a-2a), marketed by Genentech, Inc., and PEG-Intron (PEG-IFN a-2b), marketed by Merck & Co., Inc., and oral antiviral agents such as the nucleoside analog Baraclude (entecavir) and the nucleotide analog Viread (tenofovir). In addition, several pharmaceutical and biotechnology companies, including Arbutus Biopharma Corp, Alnylam Pharmaceuticals, Inc., Arrowhead Research Corporation, Assembly Biosciences, Inc., Gilead and Janssen Pharmaceuticals, Inc., are developing therapies with varying mechanisms of action to address chronic HBV, including non-nucleotide antivirals and non-interferon immune enhancers. We believe that instead of competing with certain of these therapies, SB 9200 has the potential to be used as a complementary therapy.

There are also FDA-approved vaccinations available for children and high-risk adults that protect against HBV. These vaccines are manufactured by Merck & Co., Inc. and GlaxoSmithKline Plc and are widely available in the United States (and less available in certain parts of the world), and have limited side effects. Although the vaccines are effective against HBV in non-infected individuals, they do not reverse or cure the disease in people who have already contracted the virus.

RSV

There are no FDA-approved therapies for the treatment of RSV infection. While an antiviral known as ribavirin is used in severe cases of RSV infection, there are significant side effects and risks associated with the use of ribavirin, especially in infants. Supportive care, including the use of corticosteroids and inhaled beta agonists, is the most common treatment for RSV infection. Synagis (palivizumab), marketed by MedImmune, Inc., is an FDA-approved prescription injection of antibodies given monthly to help protect high-risk infants from severe RSV disease throughout the RSV season. Several pharmaceutical companies have programs in clinical development for an RSV antiviral application, including Janssen Pharmaceuticals, Inc., Gilead, Biota Pharmaceuticals, Inc. and Alnylam Pharmaceuticals, Inc. In addition, Novavax, Inc., MedImmune, LLC and GlaxoSmithKline, Plc have programs in clinical development for a potential vaccine for RSV.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources, established presence in the market and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.

These third parties compete with us in recruiting and retaining qualified scientific, sales and marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of SB 9200 and any other product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market, especially for any competitor developing a microbiome therapeutic that will likely share our same regulatory approval requirements. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of lower cost products.

Government Regulation and Product Approvals

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, or EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA approves and regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The failure to comply with requirements under the FDCA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA, requesting marketing for one or more proposed indications;

•	review by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical Studies

Before an applicant begins testing a compound with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess the potential safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA can place an IND on clinical hold at any point in development, and depending upon the scope of the hold, clinical trial(s) may not restart until resolution of the outstanding concerns to the FDA’s satisfaction.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in four sequential phases, which may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•	Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminarily the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to evaluate statistically the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

•	Phase 4. Post-approval studies may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The FDA, the sponsor or the data monitoring committee may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a new drug application. The final rule provides that such studies must be conducted in accordance with good clinical practice, or GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review of an NDA by the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved NDA is subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees typically increase annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation and a waiver for certain small businesses.

The FDA conducts a preliminary review of an NDA generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which FDA accepts the NDA for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of drugs that are not NMEs, the ten-month and six-month review periods run from the date that FDA receives the application. The FDA may extend the review process and the Prescription Drug User Fee Act goal date for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (e.g., active pharmaceutical ingredients), finished drug product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities comply with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and using of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if the product is intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if the product is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the FDA may withdraw the fast track designation if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, in 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product designed to treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

Based on the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, or complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drugs and prescription drug samples at the federal level, and set minimum standards for the regulation of drug distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, the strength of the drug and the conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug…”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or NCE, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the FDA has accepted the ANDA or the 505(b)(2) application for filing. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the

FDA from approving the application until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, sponsors must also submit pediatric study plans prior to the assessment of data. FDASIA sets forth the specific timing of the submission of the pediatric study plan. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and any other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless and until FDA promulgates a regulation stating otherwise, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. With regard to patents, the six-month pediatric exclusivity period will not attach to any patents for which an ANDA or 505(b)(2) applicant submitted a paragraph IV patent certification, unless the NDA sponsor or patent owner first obtains a court determination that the patent if valid and infringed by the proposed product.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA for the drug and rare disease or condition. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the

FDA may not approve another sponsor’s marketing application for the same drug for the same indication for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different drug for the same rare disease or condition, nor does it block the approval of the same drug for different indications. If a drug designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same drug for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension, also known as patent term restoration, under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. Patent term extension is generally available only for drug products whose active ingredient has not previously been approved by the FDA. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The United States PTO reviews and approves the application for any patent term extension in consultation with the FDA.

Review and Approval of Drugs in Europe and other Foreign Jurisdictions

In addition to regulations in the United States, a manufacturer is subject to a variety of regulations in foreign jurisdictions to the extent they choose to sell any drug products in those foreign countries. Even if a manufacturer obtains FDA approval of a product, it must still obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. To obtain regulatory approval of an investigational drug or biological product in the European Economic Area, or EEA, which is composed of the 28 Member States of the European Union plus Norway Iceland and Liechtenstein, a manufacturer must submit a marketing authorization application to the European Commission and EU Member State Competent Authorities. For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, clinical trials are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Clinical Trial Approval in the European Union

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, an applicant must obtain the approval from the competent national authority of the EU Member State in which the clinical trial is to be conducted. If the clinical trial is conducted in different EU Member States, the competent authorities in each of these EU Member States must provide their approval for the conduct of the clinical trial. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation will be directly applicable in and binding in all 28 EU Member States without the need for any national implementing legislation.

The new Clinical Trials Regulation (EU) No 536/2014 will become applicable no earlier than 28 May 2016. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new legislation aims at simplifying and streamlining the approval of clinical trials in the EU. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial will be required to submit a single application for approval of a clinical trial to a reporting EU Member State (RMS) through an EU Portal. The submission procedure will be the same irrespective of whether the clinical trial is to be conducted in a single EU Member State or in more than one EU Member State. The Clinical Trials Regulation also aims to streamline and simplify the rules on safety reporting for clinical trials.

Marketing Authorization

In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

There are two types of MAs:

•	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure the standard 210 days review period is reduced to 150 days.

•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

A marketing authorization may be granted only to an applicant established in the EU. Regulation No. 1901/2006 provides that prior to obtaining a marketing authorization in the EU, an applicant must demonstrate compliance with all measures included in a Pediatric Investigation Plan, or PIP, approved by the Pediatric Committee of the EMA, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver or a deferral for one or more of the measures included in the PIP.

Regulatory Data Exclusivity in the European Union

In the European Union, innovative medicinal products authorized in the EU on the basis of a full marketing authorization application (as opposed to an application for marketing authorization that relies on data available in the marketing authorization dossier for another, previously approved, medicinal product) are entitled to eight years of data exclusivity. During this period, applicants for authorization of generics of these innovative products cannot rely on data contained in the marketing authorization dossier submitted for the innovative medicinal product. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals in the EU

A marketing authorization is valid for five years, in principle, and it may be renewed after five years based on a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant EU Member State. To that end, the marketing authorization holder must provide the EMA or the relevant competent authority of the EU Member State with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the relevant competent authority of the EU Member State decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any marketing authorization that is not followed by the marketing of the medicinal product on the EU market (in the case of the centralized procedure) or on the market of the EU Member State which delivered the marketing authorization within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Similarly to the U.S., both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA and the competent authorities of the individual EU Member States both before and after grant of the manufacturing and marketing authorizations.

The holder of an EU marketing authorization for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. These rules can impose on central marketing authorization holders for medicinal products the obligation to conduct a labor-intensive collection of data regarding the risks and benefits of marketed products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies.

The manufacturing process for medicinal products in the EU is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU. Similarly, the distribution of medicinal products into and within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States.

In the EU, the advertising and promotion of our products are subject to EU Member States’ laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other legislation adopted by individual EU Member States may apply to the advertising and promotion of medicinal products. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the EU. The applicable laws at EU level and in the individual EU Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with health care professionals.

Orphan Drug Designation and Exclusivity in the EU

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives the medicinal product is unlikely to be developed. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the medicinal product will be of significant benefit to those affected by that condition. Once authorized, orphan medicinal products are entitled to ten years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. In addition, the period of market exclusivity may be reduced to six years if it can be demonstrated based on available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Even if our product candidate is approved, sales of our products will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover our product candidate could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for our product candidate will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidate or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies or so called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the United States federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to be made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or collectively the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare Reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, President Obama signed into law the PPACA, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the PPACA of importance to our potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research;

•	the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Other legislative changes have been proposed and adopted in the United States since enactment of the PPACA. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to the Bipartisan Budget Act of 2015, will remain in effect through 2025 unless Congress takes additional action. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

Employees

As of February 29, 2016, we had 15 full-time permanent employees, of which five work in administration and operations and ten work in research and development.

Facilities

We currently lease 8,300 square feet at 113 Cedar Street, Suite S-7, Milford, Massachusetts for our offices and laboratories. The term of the lease terminates on March 31, 2018. We expect to need additional laboratory and office space and are in discussions with the landlord for our facility to add additional laboratory and office space at our current location and are also exploring other facilities as alternatives.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of February 29, 2016.

Name	Age	Positions
Martin Driscoll	57	President, Chief Executive Officer and Chairman
R. P. “Kris” Iyer, PhD	66	Chief Scientific Officer and Director
Nezam H. Afdhal, MD	59	Chief Medical Officer
Jonathan Freve	38	Chief Financial Officer, Treasurer and Secretary
David Arkowitz(1)(2)	54	Director
Jonathan Bates(1)(3)	56	Director
Kurt M. Eichler(1)(2)(3)	58	Director
Scott Rakestraw, PhD(4)	53	Director Nominee

(1) Member of the audit committee

(2) Member of the compensation committee

(3) Member of the nominating and corporate governance committee

(4) Dr. Rakestraw will commence serving as a member of our board upon the closing of this offering.

Martin Driscoll has been our President, Chief Executive Officer and Director since August 2015 and in September 2015, Mr. Driscoll was appointed Chairman of the Board of Directors. From October 2010 until July 2015, he served as CEO of Asmacure Ltée, a venture-backed clinical-stage biopharmaceutical company, which was acquired by a privately held Canadian life sciences company in July 2015. Prior to Asmacure, from March 2008 until July 2010, Mr. Driscoll was the Chief Executive Officer and a director of Javelin Pharmaceuticals, Inc., a publicly traded developer of acute care pain products that was acquired in July 2010 by Hospira, Inc. Prior to that, he served in various senior management roles at Schering-Plough Corporation, ViroPharma, Inc. and Reliant Pharmaceuticals, Inc. In 2007, Mr. Driscoll co-founded Pear Tree Pharmaceuticals, Inc., a privately held developer of women’s healthcare products. He serves on the board of directors of MetaStat, Inc., a publicly traded company, and Asmacure Inc., a privately held company, and previously served on the board of directors of two publicly traded companies: Javelin Pharmaceuticals, Inc. and Genta, Inc., and two privately held companies: Asmacure Ltée and Pear Tree Pharmaceuticals, Inc. Mr. Driscoll holds a B.Sc. in communications from the University of Texas at Austin. We believe that Mr. Driscoll is qualified to serve on our board of directors because of his service as our President and Chief Executive Officer and his experience in the biotechnology industry.

R. P. “Kris” Iyer, PhD is one of our founders and has been our Chief Scientific Officer and a member of our board of directors since our inception in 2002. Dr. Iyer was co-founder and VP of Discovery at Origenix Technologies, Inc., a clinical-stage biotech company, from 1998 to 2002. From 1993 to 1998, Dr. Iyer was a Senior Scientist and Associate Director of the Discovery Group at Hybridon, Inc. (now known as Idera Pharmaceuticals, Inc.). Previously, Dr. Iyer was a Professor of Medicinal Chemistry at the University of Bombay, a Visiting Scientist at the University of Texas, M. D. Anderson Cancer Center and a Visiting Scientist at the Center for Biologics Evaluation and Research at FDA/NIH. Dr. Iyer received his BS, with honors, in chemistry and physics, his BS degrees in the Technology of Pharmaceuticals and Fine Chemicals and his MS in Medicinal and Pharmaceutical Chemistry from the University of Bombay. He received a PhD degree in Pharmaceutical Sciences from the University of the Pacific in Stockton, California and carried out postdoctoral work at the Oak Ridge National Laboratory and at Johns Hopkins University. We believe that Dr. Iyer is qualified to serve on our board of directors because of his decades of experience in biotechnology and research.

Nezam H. Afdhal, MD has been our Chief Medical Officer since November 2015 and served as a consultant to us from early 2011 to November 2015. Dr. Afdhal has served as a Senior Physician in Hepatology at the Beth Israel Deaconess Medical Center since January 2015 and served as Chief of Hepatology from

January 2000 to December 2014. Dr. Afdhal has also served as a Professor of Medicine at Harvard Medical School since 2000. Dr. Afdhal serves on the scientific advisory board of multiple pharmaceutical companies, including Gilead Sciences, Inc., GlaxoSmithKline Plc, Bristol Myers Squibb Company and Novartis Pharmaceuticals. Dr. Afdhal received his MB BCh degree in 1981 from the Royal College of Surgeons in Ireland and did fellowship training at University College in Dublin and at Boston University School of Medicine.

Jonathan Freve, CPA, has been our Chief Financial Officer, Treasurer and Secretary since January 2015. From March 2014 to November 2014, he served as the Senior Director of Finance of Santaris Pharma A/S, which was acquired by F. Hoffmann-LaRoche Ltd., a biotechnology company. Prior to Santaris, Mr. Freve was the Controller of Brookfield Renewable Energy Partners, L.P., a company that owns, operates and develops renewable power generation facilities, from April 2011 to March 2014. Mr. Freve served as Corporate Controller of Virtusa Corporation, an information technology consulting company, from October 2007 to April 2011. Mr. Freve began his career at the FASB and PricewaterhouseCoopers, where he worked in the audit and transaction services practices. Mr. Freve is a certified public accountant in the Commonwealth of Massachusetts and holds a BBA in accounting from the University of Massachusetts Amherst.

David Arkowitz has been a member of our board of directors since January 2014. Mr. Arkowitz has served as Chief Operating Officer and Chief Financial Officer of Visterra, Inc., a biotechnology company, since September 2013. Prior to joining Visterra, he served as Chief Financial Officer and General Manager at Mascoma Corporation, which was acquired by Lallemand, Inc., a bioconversion company, from June 2011 to September 2013. From April 2007 to May 2011, Mr. Arkowitz was Executive Vice President, Chief Financial Officer and Chief Business Officer of AMAG Pharmaceuticals, a specialty pharmaceutical company. Prior to his tenure at AMAG, he served as Chief Financial Officer and Treasurer of Idenix Pharmaceuticals, Inc., which was acquired by Merck & Co., a biopharmaceutical company. Earlier in his career, he spent more than thirteen years at Merck & Co. including as Vice President and Controller of the U.S. Human Health division and as Controller of the Global Research and Development division. Mr. Arkowitz served on the board of directors of Aegerion Pharmaceuticals, Inc. from 2007 to 2009 and ImpactRx Inc. from 2005 to 2009. Mr. Arkowitz has a BA in Mathematics from Brandeis University and an MBA in Finance from Columbia University Business School. We believe that Mr. Arkowitz is qualified to serve on our board of directors because he brings more than 20 years of finance and operations leadership experience in the healthcare, life sciences and biotechnology industries.

Jonathan Bates has been a member of our board of directors since 2008 and served as our Secretary and Treasurer from 2008 to 2015. He has been a Managing Director of Altexa, Inc., a company that develops international and domestic businesses across industry sectors from energy to international trade, since 2005. Mr. Bates is also the founder of HB Financial Services, Inc., a financial services company. We believe that Mr. Bates is qualified to serve on our board of directors because he has worked extensively on behalf of companies with investment banks, public relations firms and broker-dealers to help these companies achieve their expansion goals.

Kurt M. Eichler has been a member of our board of directors since July 2015. Since his retirement from LCOR, Inc. in October 2013, Mr. Eichler has been self-employed in several real estate related investment and development ventures. Mr. Eichler worked in several management and executive capacities at LCOR from 1982 through his retirement in 2013, most recently as Executive Vice President and Principal. From 1979 to 1982, Mr. Eichler worked at Merrill Lynch Hubbard Inc. in the Real Estate Debt and Equity Finance Group. Mr. Eichler previously served on the board of directors of two privately held start-up companies, Dara Biosciences, Inc. and MiMedx Group, Inc., and currently serves on the board of directors of Maia Yogurt. Mr. Eichler holds a BS in Business Administration from the University of Wyoming. We believe that Mr. Eichler is qualified to serve on our board of directors because he brings decades of business, operational and board of director experience, including 31 years at LCOR and service on the board of several biotechnology start-up companies.

Scott L. Rakestraw, PhD will commence serving as a member of our board of directors upon the closing of this offering. Dr. Rakestraw is founder and has served as President of The Branta Group LLC, a healthcare capital investment and strategic advisory firm, since May 2003. Prior to The Branta Group, Dr. Rakestraw co-founded Orchid GeneShield, formerly a business unit of Orchid BioSciences, Inc. (which was acquired by Laboratory Corporation of America in 2011) in 2000, and served as Chief Business Officer of Orchid BioSciences from May 2000 to May 2003. From February 1997 to April 2000, Dr. Rakestraw served as Vice President of Business Development and General Manager of Biopharmaceuticals of Altus Pharmaceuticals, Inc., a biopharmaceutical company. From January 1990 to February 1997, he held various investment, business development, research and development and marketing positions at DuPont Ventures, an investment arm of E. I. Du Pont de Nemours and Company. Mr. Rakestraw previously served on the board of directors of CellScape Corporation, a private molecular diagnostics company, and Altus Pharmaceuticals. He is a member of the Advisory Board of the Center for Surgery, Innovation and Bioengineering at the Massachusetts General Hospital/Harvard Medical School, the Chemical and Biomolecular Engineering Advisory Board of the University of Illinois and the Biomedical Engineering Advisory Board of Rutgers University. Dr. Rakestraw holds a BS in Chemical Engineering from the University of Illinois and a PhD in Chemical Engineering from the Massachusetts Institute of Technology. We believe Dr. Rakestraw is qualified to serve on our board of directors because he brings more than 25 years of experience in the biotechnology industry, including both operational and strategic experience.

There are no family relationships among any of our directors, director nominees or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will become effective as of the effective date of the registration statement of which this prospectus forms a part and apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be available on the investor relations page on our website. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on our website or in filings under the Exchange Act.

Classified Board of Directors

In accordance with our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	The class I directors will be Jonathan Bates and Kris Iyer, and their term will expire at the annual meeting of stockholders to be held in 2016;

•	The class II directors will be Kurt Eichler and David Arkowitz, and their term will expire at the annual meeting of stockholders to be held in 2017; and

•	The class III directors will be Martin Driscoll and Scott Rakestraw, and their term will expire at the annual meeting of stockholders to be held in 2018.

Our proposed restated certificate of incorporation and bylaws that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In selecting board members, our board may consider many factors, such as personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company; experience as a board member or executive officer of another publicly held company; diversity of expertise and experience in substantive matters pertaining to our business relative to other board members; and diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In December 2015, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Martin Driscoll and Kris Iyer, is an “independent director” as defined under Rule 5606(a)(2) of the Nasdaq Listing Rules. Upon joining our board of directors, Dr. Rakestraw will also qualify as an independent director. Our board of directors determined that David Arkowitz, Jonathan Bates and Kurt Eichler, who will comprise our audit committee following this offering, and Kurt Eichler and David Arkowitz, who will comprise our compensation committee following this offering, satisfy the independence standards for such committees established by the SEC and the Nasdaq Listing Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members will serve on these committees until their resignation or as otherwise determined by our board of directors.

Audit Committee

David Arkowitz, Jonathan Bates and Kurt Eichler, each of whom is a non-employee member of our board of directors, comprise our audit committee. David Arkowitz is the chair of our audit committee. Our board of directors has determined that David Arkowitz, Jonathan Bates and Kurt Eichler satisfy the requirements for independence under Rule 10A-3 promulgated under the Exchange Act. Our board of directors has determined that Mr. Arkowitz qualifies as an “audit committee financial expert,” as defined in the SEC rules, and satisfies the financial sophistication requirements of the Nasdaq Stock Market. The audit committee will be responsible for, among other things:

•	appointing, overseeing, and if need be, terminating any independent auditor;

•	assessing the qualification, performance and independence of our independent auditor;

•	reviewing the audit plan and pre-approving all audit and non-audit services to be performed by our independent auditor;

•	reviewing our financial statements and related disclosures;

•	reviewing the adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

•	reviewing our overall risk management framework;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent auditor the results of our annual audit, reviews of our quarterly financial statements and our publicly filed reports;

•	reviewing and approving related person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Effective as of the effective date of the registration statement of which this prospectus forms a part, our audit committee will operate under a written charter adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of the Nasdaq Stock Market.

Compensation Committee

David Arkowitz and Kurt Eichler, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Kurt Eichler is the chair of our compensation committee. Our board of directors has determined that David Arkowitz and Kurt Eichler meet the requirements for independence under the rules of the Nasdaq Stock Market and the Exchange Act. The compensation committee will be responsible for, among other things:

•	reviewing the elements and amount of total compensation for all executive officers;

•	formulating and recommending any proposed changes in the compensation of our Chief Executive Officer for approval by the board;

•	reviewing and approving any changes in the compensation for executive officers, other than our Chief Executive Officer;

•	administering our equity compensation plans;

•	reviewing annually our overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Effective as of the effective date of the registration statement of which this prospectus forms a part, our compensation committee will operate under a written charter adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of the Nasdaq Stock Market.

Nominating and Corporate Governance Committee

Jonathan Bates and Kurt Eichler, each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee. Jonathan Bates is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	identifying, recruiting and nominating director candidates to the board if and when necessary;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Effective as of the effective date of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will operate under a written charter adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of the Nasdaq Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or the board of directors (or other board committee performing equivalent functions) of any entity that has one or more executive officers who serve on our compensation committee or our board of directors.

Director Compensation

Under our director compensation program, each of our non-employee directors is paid an annual retainer of $30,000 for service on our board of directors. If our chairman is a non-employee director, he or she will instead be paid an annual retainer of $50,000. In addition, effective July 1, 2015, each of our non-employee directors who serves on a committee receives an additional annual retainer of $7,500 per committee on which he or she serves. Beginning on January 1, 2016, a director may elect to receive the cash retainer in the form of stock options. We also reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

We currently do not have an equity compensation policy for our non-employee directors. On May 14, 2014, we granted an award of 12,500 shares of our common stock to David Arkowitz in connection with him joining our board. The stock was fully vested upon grant. On March 31, 2015, we granted each of our non-employee directors options to purchase 10,000 shares of our common stock at an exercise price of $9.28 per share, and on August 20, 2015, upon his election to our board, we granted Kurt Eichler options to purchase 5,000 shares of our common stock at an exercise price of $12.88 per share. In each case, such options were granted pursuant to our 2014 Stock Incentive Plan, or the 2014 Plan. Each of the options granted to Mr. Arkowitz, Mr. Bates and Mr. Macdonald was vested as to 37.5% of the shares upon grant, vested as to an additional 6.25% of the original number of shares each month thereafter, and were vested in full on January 1, 2016. The option granted to Mr. Eichler was vested as to 31.25% of the shares upon grant and vests as to an additional 6.25% of the original number of shares each month thereafter, vesting in full on July 1, 2016. The vesting of the option granted to Mr. Macdonald, our former chairman of the board who resigned in September 2015, was accelerated in full and the exercise period was extended in connection with his resignation.

After this offering, our board of directors intends to approve a compensation policy for our non-employee directors. This policy will be intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

2015 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		All Other Compensation ($)		Total ($)
David Arkowitz	41,250	63,600		—		104,850
Jonathan Bates	41,250	63,600		56,250	(2)	161,100
Kurt M. Eichler(3)	15,000	44,200		—		59,200
Guy Macdonald(4)	45,000	91,600	(5)	—		136,600

(1) Amounts listed represent the aggregate fair value amount computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 7, Stockholders’ Equity, to our consolidated financial statements included elsewhere in this prospectus.

(2) Mr. Bates earned consulting fees in the amount of $56,250 in 2015 pursuant to his consulting agreement as described in the section entitled “Agreements with Directors” below.

(3) Mr. Eichler joined our board of directors in July 2015.

(4) Mr. Macdonald served as chairman of our board of directors from March 2010 until his resignation in September 2015.

(5) Mr. Macdonald’s option award was modified in connection with his resignation. As a result of this modification, this amount includes both the grant date fair value of his option award as well as the incremental value associated with the modification.

Agreements with Directors

Mr. Bates received his consulting fees under a consulting agreement with us originally entered into on January 1, 2013. Under the consulting agreement, Mr. Bates provided management and operations support and advised us on financial matters, investor relations and communications and corporate development initiatives, and received fees of $6,250 per month. In November 2015, the consulting agreement was terminated.

EXECUTIVE COMPENSATION

This section discusses material components of our executive compensation program for the following individuals, each of whom is one of our “named executive officers” for 2015:

•	Martin Driscoll, our President and Chief Executive Officer;

•	Douglas J. Jensen, our former President and Chief Executive Officer;

•	Nezam Afdhal, our Chief Medical Officer; and

•	Jonathan Freve, our Chief Financial Officer.

We plan to engage a compensation consultant to assist us with a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs, to evaluate the need for revisions to our executive compensation program to ensure our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company. Actual compensation programs we adopt in connection with or following the completion of this offering may differ materially from our current programs summarized in this discussion.

2015 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)(4)	Option Awards ($)(5)		All Other Compensation ($)		Total ($)
Martin Driscoll(1) Chief Executive Officer	2015	$131,247	$50,000	$2,773,446		$2,917	(9)	$2,957,610
Douglas J. Jensen Former Chief Executive Officer(2)	2015	$218,500	—	$210,000	(6)	$208,092	(8)	$636,592
Nezam Afdhal, MD(3) Chief Medical Officer	2015	$52,500	—	$1,411,000		$246,550	(7)	$1,710,050
Jonathan Freve Chief Financial Officer	2015	$205,000	$64,463	$360,000		$7,198	(9)	$636,661

(1) Mr. Driscoll’s employment with us commenced in August 2015.

(2) Mr. Jensen resigned as President and Chief Executive Officer on August 17, 2015.

(3) Dr. Afdhal’s employment with us commenced in November 2015.

(4) The amounts reflect discretionary bonuses paid in 2016 for performance during 2015. The bonus paid to Mr. Driscoll was pro-rated based on his August 2015 employment commencement date.

(5) The amounts reflect the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 7 to our consolidated financial statements.

(6) Mr. Jensen’s option award was modified pursuant to his Transition Agreement. As a result of this modification, this amount includes both the grant date fair value of his option award as well as the incremental value associated with the modification.

(7) Consists of $245,500 of fees earned or paid in cash for consulting services prior to joining the Company and $1,050 of employer matching contributions under our 401(k) plan.

(8) Consists of travel related costs of $9,063, employer matching contributions under our 401(k) plan of $7,199, severance payments of $103,000 made during 2015 and $88,830 related to Board approved additional compensation associated with prior period tax liabilities associated with equity grants.

(9) Consists of employer matching contributions under our 401(k) plan.

Narrative Disclosure to Summary Compensation Table

Base salary. We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. For 2015, annual base salaries for Mr. Driscoll, Mr. Jensen and Dr. Afdhal were $350,000, $275,000 and $315,000, respectively. Effective as of July 1, 2015, Mr. Freve’s annual base salary increased from $185,000 to $225,000. In connection with his resignation, we agreed to make severance payments to Mr. Jensen pursuant to a separation agreement entered into with him. See “—Employment Agreements, Severance and Change in Control Agreements” for additional information.

Annual bonus. Our board of directors may, in its discretion, award bonuses to our named executive officers from time to time. We typically establish annual bonus targets based around a set of specified corporate goals for our named executive officers and conduct an annual performance review to determine the attainment of such goals. Bonuses are based on the achievement of corporate and individual goals. Our management may propose bonus awards to the compensation committee of the board or the board primarily based on such review process. Our board of directors makes the final determination of the eligibility requirements for and the amount of such bonus awards. For 2015, Mr. Driscoll and Mr. Freve were eligible for performance bonuses of 30% of their respective base salaries. Based on the achievement of corporate and individual goals, for 2015 we awarded a bonus to Mr. Driscoll in the amount of $50,000 representing 143% of his target and pro-rated based on his August 2015 employment commencement date, and a bonus to Mr. Freve in the amounts of $64,463 representing 96% of his target. Mr. Jensen, who resigned as President and Chief Executive Officer in August 2015, and Mr. Afdhal, who commenced employment in November 2015, did not receive bonuses for 2015.

Equity incentives. Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our compensation committee and board of directors periodically review the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. In 2015, we granted Mr. Driscoll an option to purchase 295,047 shares of our common stock, Mr. Jensen an option to purchase 18,750 shares of our common stock, Dr. Afdhal options to purchase 150,000 shares of our common stock and Mr. Freve options to purchase 50,000 shares of our common stock.

Outstanding Equity Awards at Year End

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2015:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($/share)	Option Expiration Date
Martin Driscoll	—	(1)	295,047	$12.88	8/16//2025
Douglas J. Jensen	18,750	(2)	—	$9.28	12/31/2016
Nezam Afdhal, M.D	23,437	(3)	1,563	$9.28	3/30/2025
	—	(4)	125,000	$12.96	10/31/2025
Jonathan Freve	—	(5)	37,500	$9.28	3/30/2025
	—	(6)	12,500	$11.68	7/29/2025

(1) This option was granted on August 17, 2015 and vests as to 73,761 shares on August 17, 2016, with the remaining shares vesting in equal monthly installments thereafter through August 17, 2019.

(2) This option was granted on March 31, 2015 and was vested in full on September 3, 2015.

(3) This option was granted on March 31, 2015 and vested as to 6,250 shares on January 1, 2015, with the remaining shares vesting in equal monthly installments thereafter through January 1, 2016.

(4) This option was granted on November 1, 2015 and vests as to 31,250 shares on November 1, 2016, with the remaining shares vesting in equal monthly installments thereafter through November 1, 2019.

(5) This option was granted on March 31, 2015 and vested as to 9,375 shares on January 1, 2016, with the remaining shares vesting in equal monthly installments thereafter through January 1, 2019.

(6) This option was granted on July 30, 2015 and vests as to 3,125 shares on July 1, 2016, with the remaining 9,375 shares vesting in equal monthly installments thereafter through July 1, 2019.

Other Elements of Compensation

401(k) Plan. We maintain a 401(k) defined contribution plan for substantially all of our employees. Eligible employees may make pretax contributions to the 401(k) plan up to statutory limits. At the election of our board of directors, we may elect to match employee contributions. For the year ended December 31, 2014, we paid a 3% match contribution.

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including: medical and dental benefits; medical and dependent care flexible spending accounts; and short- and long-term disability insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Executive Officer Employment Agreements, Severance and Change in Control Arrangements

Martin Driscoll

We entered into an employment agreement with Mr. Driscoll, our chief executive officer, on August 7, 2015. The employment agreement establishes Mr. Driscoll’s title as our president and chief executive officer, his base salary, his eligibility to receive an annual bonus of up to 30% of his base salary, and his eligibility to receive employee benefits that are generally made available to all employees. The employment agreement also provides for certain benefits upon termination of his employment under specified conditions. Pursuant to his agreement, we granted Mr. Driscoll an option to purchase 295,047 shares of our common stock at an exercise price of $12.88 per share pursuant to the 2014 Plan. The option vests, subject to his continued employment with us, as follows: 73,761 shares on August 17, 2016 and the balance of the shares in thirty-six (36) equal monthly installments thereafter.

Mr. Driscoll’s employment with us is “at will”, and either Mr. Driscoll or we may terminate the employment relationship at any time, with or without notice. In the event that Mr. Driscoll’s employment is terminated by us without cause or by Mr. Driscoll for good reason (each as defined in the employment agreement), subject to Mr. Driscoll’s execution of a release, we have agreed to continue to pay Mr. Driscoll his then-current base salary for a period of 12 months and to pay COBRA continuation premiums on his behalf for medical and dental benefits to him and covered members of his family for a period of up to 12 months. In addition, upon a change in control of our company (as defined in the employment agreement), the stock option granted to Mr. Driscoll pursuant to his employment agreement, as described above, will vest in full.

Douglas Jensen

Mr. Jensen served as our chief executive officer until his resignation in August 2015. In May 2015, we entered into a Transition Agreement with Mr. Jensen that terminated his prior employment agreement. Under the Transition Agreement, Mr. Jensen continued to serve as our president and chief executive officer for a transition period that ended on August 17, 2015 when Mr. Driscoll was hired. During the transition period, Mr. Jensen continued to receive the annual base salary and benefits provided for under his employment agreement, provided, however, Mr. Jensen was not eligible to receive an annual bonus. Upon the end of the transition period, Mr. Jensen resigned from his employment with us and from his positions as a member of our board of directors and as an officer, but agreed to make himself available to assist us in the transition to new leadership for a period of three months following the end of the transition period. In consideration for his assistance following the transition period, we agreed to, subject to the execution and non-revocation of a release by Mr. Jensen, provide him with (i) 18 months of salary continuation, (ii) continued health and dental insurance coverage for Mr. Jensen and his family for 18 months or until Mr. Jensen becomes eligible for coverage through another employer, (iii) accelerated vesting of the options granted to Mr. Jensen on March 25, 2015 and an extension of the exercise period of these options, (iv) an extended period during which he can exercise such options to December 31, 2016 and (v) reimbursement of reasonable legal fees, up to a maximum of $12,500, incurred in connection with the negotiation of the transition agreement. In connection with the execution of the transition agreement, Mr. Jensen also entered a non-competition and non-solicitation agreement pursuant to which he agreed not to solicit employees or customers or otherwise compete with us for one-year following his termination in the geographical areas within which we did business at the time of such termination.

Nezam H. Afdhal, MD

We entered into an employment agreement with Dr. Afdhal, our chief medical officer, on November 1, 2015. The employment agreement establishes Dr. Afdhal’s title as our chief medical officer, his base salary, his eligibility to receive an annual bonus of up to 30% of his base salary, and his eligibility to receive employee benefits that are generally made available to all employees. The employment agreement also provides for certain benefits upon termination of his employment under specified conditions. Additionally, pursuant to his employment agreement, we agreed to grant Dr. Afdhal an option to purchase 125,000 shares of our common stock at a price per share equal to the fair market value of our common stock as of the date of grant as determined by our board of directors. The option will vest, subject to his continued employment with us, as follows: 31,250 shares on the first anniversary of the date of his employment agreement and the balance of the shares in thirty-six (36) equal monthly installments thereafter.

Dr. Afdhal’s employment with us is “at will”, and either Dr. Afdhal or we may terminate the employment relationship at any time, with or without notice. In the event that Dr. Afdhal’s employment is terminated by us without cause (each as defined in the employment agreement), subject to Dr. Afdhal’s execution of a release, we have agreed to continue to pay his then-current base salary for a period of 12 months and to pay COBRA continuation premiums on his behalf for medical and dental benefits to him and covered members of his family for a period of up to 12 months. In addition, in the event that Dr. Afdhal’s employment is terminated by us without cause or by Dr. Afdhal for good reason (each as defined in the employment agreement) upon a change in control (as defined in the employment agreement), or within 12 months following a change in control of our company, subject to Dr. Afdhal’s execution of a general release of potential claims against us, the stock option granted to Mr. Afdhal pursuant to his employment agreement, as described above, will vest in full.

Jonathan Freve

We entered into an employment agreement with Mr. Freve, our chief financial officer, on December 1, 2015. The employment agreement establishes Mr. Freve’s title as our chief financial officer, his base salary, his eligibility to receive an annual bonus of up to 30% of his base salary, and his eligibility to receive employee benefits that are generally made available to all employees. The employment agreement also provides for certain benefits upon termination of his employment under specified conditions. On March 31, 2015, we granted Mr. Freve an option to purchase 37,500 shares of common stock at an exercise price of $9.28 per share pursuant to our 2014 Plan. The option vests, subject to his continued employment with us, as follows: 9,375 on January 1, 2016 and the balance of the shares in thirty-six (36) equal monthly installments thereafter. On July 30, 2015, we granted Mr. Freve an option to purchase 12,500 shares of common stock at an exercise price of $11.68 per share pursuant to our 2014 Plan. The option vests, subject to his continued employment with us, as follows: 3,125 on July 1, 2016 and the balance of the shares in thirty-six (36) equal monthly installments thereafter.

Mr. Freve’s employment with us is “at will”, and either Mr. Freve or we may terminate the employment relationship at any time, with or without notice. In the event that Mr. Freve’s employment is terminated by us without cause (as defined in the employment agreement), subject to Mr. Freve’s execution of a release, we have agreed to continue to pay Mr. Freve his then-current base salary for a period of 12 months and to pay COBRA continuation premiums on his behalf for medical and dental benefits to him and covered members of his family for a period of up to 12 months. In addition, in the event that Mr. Freve’s employment is terminated by us without cause upon a change in control (as defined in the employment agreement), or within 12 months following a change in control of our company, subject to Mr. Freve’s execution of a general release of potential claims against us, all stock options held as of the date of termination shall vest in full.

R.P. “Kris” Iyer, PhD

We entered into an employment agreement with Dr. Iyer, our chief scientific officer, in December 2015. The employment agreement establishes Dr. Iyer’s title as our chief scientific officer, his base salary, his eligibility to receive an annual bonus of up to 30% of his base salary, and his eligibility to receive employee benefits that are generally made available to all employees. The employment agreement also provides for certain benefits upon termination of his employment under specified conditions. On March 31, 2015, pursuant to our 2014 Plan, we granted Dr. Iyer an option to purchase 12,500 shares of common stock at an exercise price of $9.28 per share. The option vests, subject to his continued employment with us, as follows: 3,125 on January 1, 2016 and the balance of the shares in thirty-six (36) equal monthly installments thereafter.

Dr. Iyer’s employment with us is “at will”, and either Dr. Iyer or we may terminate the employment relationship at any time, with or without notice. In the event that Dr. Iyer’s employment is terminated by us without cause or by Dr. Iyer for good reason (each as defined in the employment agreement), subject to Dr. Iyer’s execution of a release, we have agreed to continue to pay Dr. Iyer his then-current base salary for a period of 12 months plus the pro rata portion of any bonus earned pursuant to his employment agreement for the portion of the year during which he was employed by the Company, to provide medical and dental benefits to him and covered members of his family for a period of up to 12 months and all stock options held as of the date of termination shall vest in full. In the event that Dr. Iyer’s employment is terminated by us without cause or by Dr. Iyer for good reason within two years of a change in control of our company (as defined in the employment agreement), we have agreed to pay, in lieu of the salary and bonus payments stated above, a lump sum payment equal to 12 months of his then-current base salary plus the pro rata portion of any bonus earned pursuant to his employment agreement for the portion of the year during which he was employed by the Company.

Stock Incentive Plans

2014 Stock Incentive Plan

The 2014 stock incentive plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2014 Plan; however, incentive stock options may only be granted to our employees. Our board of directors administers the 2014 Plan and may delegate to such administration to one or more committees or subcommittees.

The 2014 Plan provides that a maximum of 750,000 shares of our common stock are authorized for issuance under the plan. If an award under the 2014 Plan expires, is terminated, surrendered or canceled without having been fully exercised, is forfeited in whole or in part, or results in any common stock not being issued, the unused common stock covered by such award will again be available for new grants under the 2014 Plan. Shares of common stock tendered to us by a participant to exercise an award or satisfy tax withholding obligations shall be added to the number of shares of common stock available for grant under the 2014 Plan. Notwithstanding the foregoing, incentive stock options are subject to any limitations under the Code.

The 2014 Plan does not have a fixed expiration date, however, no incentive stock options may be granted under the 2014 Plan after 2024 and our board of directors may amend, suspend or terminate the 2014 Plan at any time.

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we shall equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

•	the number and class of securities available under the 2014 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to and the repurchase price per share subject to each outstanding;

•	restricted stock award; and

•	the share and per-share-related provisions and the purchase price, if any, of each other outstanding award under the 2014 Plan.

Upon the occurrence of a merger or consolidation of our company with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled; a transfer or disposition of all of our common stock for cash, securities or other property pursuant to a share exchange or other transaction; or a liquidation or dissolution of our company, our board of directors may, on such terms as our board of directors determines, take any one or more of the following actions pursuant to the 2014 Plan, as to some or all outstanding awards, other than restricted stock awards (except to the extent specifically provided otherwise in an applicable award agreement or another agreement between us and the participant):

•	provide that such awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•	upon written notice to a plan participant, provide that the participant’s unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant (to the extent then exercisable) within a specified period;

•	provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such transaction;

•	in the event of a transaction under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the transaction, make or provide for a cash payment to a plan participant with respect to each award held by a participant;

•	provide, in connection with a liquidation or dissolution of the company, awards;

•	shall convert into the right to receive liquidation proceeds; or

•	any combination of the foregoing.

Our board of directors is not obligated under the 2014 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

Upon the occurrence of any corporate transaction described above, other than our liquidation or dissolution, our repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of our successor and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which our common stock was converted into or exchanged for in the transaction in the same manner and to the same extent as they applied to such restricted stock, provided that the board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or other agreement between a participant and us, either initially or by amendment. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the plan participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

Our board of directors, in its sole discretion, may accelerate the exercisability of any option or time at which any restrictions shall lapse or be removed from any restricted stock award, as the case may be.

As of December 31, 2015, there were options to purchase 610,481 shares of our common stock outstanding under the 2014 Plan, at a weighted-average exercise price of $11.99 per share, and no options had been exercised. On and after the effective date of the 2015 Plan described below, we will grant no further stock options or other awards under the 2014 Plan.

2015 Stock Incentive Plan

In December 2015, our board of directors adopted the 2015 Plan, which will be approved by our stockholders prior to the closing of this offering, and which will become effective upon the closing of this offering. The 2015 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards. Upon effectiveness of the 2015 Plan, the number of shares of our common stock that will be reserved for issuance under the 2015 Plan will be the sum of (1) 750,000 shares, plus (2) such additional number of shares of our common stock as is equal to the sum of (i) the number of shares of our common stock reserved for issuance under the 2014 Plan that remain available for grant under the 2014 Plan immediately prior to the closing of this initial public offering and (ii) the number of shares of our common stock subject to awards granted under the 2014 Plan which awards expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2015 Plan; however, incentive stock options may only be granted to our employees.

Subject to any limitation in the 2015 Plan, our board of directors, or any committee or officer to which our board of directors has delegated authority, will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the methods of payment of the exercise price of options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions, if any.

Upon a merger or other reorganization event, our board of directors, may take, in its sole discretion, any one or more of the following actions pursuant to the 2015 Plan, as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards will be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant within a specified period following the date of such notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2015 Plan after the tenth anniversary of the effective date of the 2015 Plan. Our board of directors may amend, suspend or terminate the 2015 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

Indemnification of Officers and Directors

As permitted by Delaware law, we have adopted provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation that will be effective as of the closing date of this offering will also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

•	we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation that will be effective as of the closing of this offering are not exclusive. In addition, we plan to enter into indemnification agreements with each of our directors and executive officers. We expect that each of these indemnification agreements will provide, among other things, that we will indemnify such director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer, as applicable, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. We expect that each of these indemnification agreements will provide that in the event that we do not assume the defense of a claim against a director or officer, as applicable, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following describes transactions since January 1, 2013, to which we have been a party and, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or beneficial holders of more than 5% of our voting securities, or their affiliates or immediate family members, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unrelated third parties.

2012 Convertible Note and Warrant Financing

Between March 2012 and April 2013, we sold convertible promissory notes in the aggregate principal amount of $10.8 million in a private placement to new and existing stockholders. We refer to these notes as the 2012 Notes. The 2012 Notes were non-interest bearing and had a maturity date of February 15, 2013. During 2013, the 2012 Notes converted into 1,345,312 shares of our common stock.

In connection with the issuance and sale of the 2012 Notes, we issued warrants to the purchasers of the 2012 Notes that are exercisable for 672,642 shares of common stock with an exercise price of $8.00 per share. The warrants will terminate upon the closing of this offering if not exercised prior to such date.

The following table sets forth the aggregate original principal amount of the 2012 Notes purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the number of shares of common stock issued upon conversion of the 2012 Notes and underlying the warrants issued in connection with the purchase of the 2012 Notes.

Name	Original Principal Amount of Notes	Common Stock Issued upon Conversion of Notes	Number of Warrant Shares
E. Burke Ross (1)	$250,000	31,250	15,625
Brian Thebault (2)	$1,000,000	125,000	62,500
Kurt Eichler	$600,000	75,000	37,500

(1) ADEC Private Equity Investments, LLC purchased the note in the original principal amount of $250,000 and a warrant to purchase 15,625 shares of common stock, and now holds the 31,250 shares of common stock issued upon conversion of the note. Mr. Ross, as manager of ADEC Private Equity Investments, LLC, has sole voting and investment power over the shares of common stock and the warrant.

(2) Hilltop III, LLC purchased the note in the original principal amount of $1,000,000 and a warrant to purchase 62,500 shares of common stock, and now holds the 125,000 shares of common stock issued upon conversion of the note. Mr. Thebault, as manager of Hilltop III, LLC has sole voting and investment power over the shares of common stock and the warrant.

2013 Convertible Note and Warrant Financing

Between October 2013 and July 2014, we sold convertible promissory notes in the aggregate principal amount of $6.9 million in a private placement to new and existing stockholders. We refer to these notes as the 2013 Notes. The 2013 Notes accrued interest at a rate equal to 8% per year and had a maturity date of December 31, 2014. In December 2014, the 2013 Notes converted into 827,163 shares of our common stock.

In connection with the issuance and sale of the 2013 Notes, we issued warrants to the purchasers of the 2013 Notes to purchase an aggregate of 191,178 shares of our common stock at an exercise price of $9.00 per share. The warrants will terminate upon the closing of this offering if not exercised prior to such date.

The following table sets forth the aggregate original principal amount of the 2013 Notes purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the number of shares of common stock issued upon conversion of the 2013 Notes and underlying the warrants issued in connection with the purchase of the 2013 Notes.

Name	Original Principal Amount of Notes	Common Stock Issued upon Conversion of Notes	Number of Warrant Shares
E. Burke Ross(1)	$600,000	72,497	16,666
Brian Thebault	$200,000	24,087	5,555
Kurt Eichler	$1,500,000	180,657	41,664
Peter Lacaillade Jr.(2)	$1,050,000	126,869	29,165

(1) The E. Burke Ross, Jr. Revocable Trust purchased the note in the original principal amount of $600,000 and a warrant to purchase 16,666 shares of common stock, and now holds the 72,497 shares of common stock issued upon conversion of the note. Mr. Ross, as trustee of The E. Burke Ross, Jr. Revocable Trust, has sole voting and investment power over the shares of common stock and the warrant.

(2) The E. Burke Ross Jr. Descendants’ GST Investment Trust purchased the note in the original principal amount of $1,000,000 and a warrant to purchase 27,777 shares of common stock, and now holds 120,828 shares of common stock issued upon conversion of the note. Mr. Lacaillade, as trustee of The E. Burke Ross Jr. Descendants’ GST Investment Trust, has sole voting and investment power over the shares of common stock and the warrant. The Olivia A. Lutz Trust 2014 purchased the note in the original principal amount of $50,000 and a warrant to purchase 1,388 shares of common stock, and now holds 6,041 shares of common stock issued upon conversion of the note. Mr. Lacaillade, as a trustee of The Olivia A. Lutz Trust 2014, has shared voting and investment power over the shares of common stock and the warrant.

Common Stock Financings

In December 2014, we sold 963,510 shares of our common stock at a purchase price of $12.00 per share for an aggregate purchase price of $11.6 million. The following table sets forth the number of shares purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the purchase price of such shares.

Name	Shares of Common Stock	Purchase Price
E. Burke Ross(1)	166,666	$2,000,001
Kurt Eichler	166,667	$1,999,998
Peter Lacaillade Jr.(2)	250,000	$3,000,000

(1) Represents 166,666 shares of common stock purchased by The E. Burke Ross, Jr. Revocable Trust. Mr. Burke, as trustee of The E. Burke Ross, Jr. Revocable Trust, has sole voting and investment power over the shares.

(2) Represents 250,000 shares of common stock purchased by The E. Burke Ross Jr. Descendants’ GST Investment Trust. Mr. Lacaillade, as the trustee of The E. Burke Ross Jr. Descendants’ GST Investment Trust, has sole voting and investment power over the shares.

In February 2015, we sold 840,479 shares of our common stock at a purchase price of $12.00 per share for an aggregate purchase price of $10.1 million. The following table sets forth the number of shares purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the purchase price of such shares.

Name	Shares of Common Stock	Purchase Price
E. Burke Ross(1)	22,916	$274,998
Brian Thebault(2)	175,000	$2,100,000
Peter Lacaillade Jr.(3)	100,000	$1,200,000

(1) Represents 22,916 shares of common stock purchased by The E. Burke Ross, Jr. Revocable Trust. Mr. Burke, as trustee of The E. Burke Ross, Jr. Revocable Trust, has sole voting and investment power over the shares.

(2) Represents 175,000 shares of common stock purchased by Hilltop III, LLC. Mr. Thebault, as manager of Hilltop III, LLC has sole voting and investment power over the shares.

(3) Represents 100,000 shares of common stock purchased by The E. Burke Ross Jr. Descendants’ GST Investment Trust 2014. Mr. Lacaillade, as the trustee of The E. Burke Ross Jr. Descendants’ GST Investment Trust 2014, has sole voting and investment power over the shares.

BioHEP License Agreement

In December 2003, we entered into a license agreement with BioHEP Technologies Ltd. (formerly known as Micrologix Biotech, Inc.), or BioHEP. In January 2016, we entered into an amended and restated license agreement with BioHEP. The amendment and restatement of the license agreement became effective on February 1, 2016. Under the license agreement, BioHEP has granted us an exclusive worldwide license under certain patents and know-how to make, have made, use, sell, offer to sell and import certain product candidates comprising a novel phosphorothioate dinucleotide that BioHEP refers to as ORI-9020 and certain related compounds, which include SB 9200, SB 9400, SB 9941 and SB 9946, for the diagnosis and/or treatment of all viral diseases and conditions.

Under the terms of the original license agreement, we issued to BioHEP 1,000,000 shares of our series A preferred stock and 12,500 shares of our common stock. In connection with the amendment and restatement of the license agreement, we issued 125,000 shares of our common stock to BioHEP and granted to BioHEP a warrant to purchase an additional 125,000 shares of our common stock at a purchase price of $16.00 per share, which warrant will expire on August 1, 2018. Under the license agreement, BioHEP is eligible to receive up to $3.5 million in development and regulatory milestone payments for disease(s) caused by each distinct virus for which we develop licensed product(s). BioHEP is also eligible to receive tiered royalties in the low-to-mid single-digits on net product sales of licensed products by us and our affiliates and sublicensees, and a specified share of non-royalty sublicensing revenues we and our affiliates receive from sublicensees, which share of sublicensing revenues is capped at a maximum aggregate of $2.0 million under all such sublicenses. For a description of the terms of the amended and restated license agreement, see “Business—BioHEP License.”

Participation in Offering

Certain of our executive officers, directors and existing stockholders and their affiliates and family members have indicated an interest in purchasing an aggregate of up to approximately $10.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, less or no shares in this offering.

Indemnification of Officers and Directors

Our certificate of incorporation, as amended, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we expect to enter into indemnification agreements with each of our directors that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the “Executive Compensation—Indemnification of Officers and Directors” section of this prospectus for a further discussion of these arrangements.

Policies and Procedures for Related Person Transactions

Our board of directors plans to adopt written policies and procedures, which will become effective as of the effective date of the registration statement of which this prospectus forms a part, for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief financial officer. The policy calls for the proposed related person transaction to be reviewed and approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if the audit committee authorizes it after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2015, except as otherwise indicated, as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on 6,046,091 shares of our common stock outstanding as of December 31, 2015, after giving effect to the conversion of all of our outstanding preferred stock into 250,000 shares of our common stock upon the closing of this offering. The column entitled ‘‘Percentage of Shares Beneficially Owned—After Offering’’ is based on shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days after December 31, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Certain of our executive officers, directors and existing stockholders listed in the table below and their affiliates and family members have indicated an interest in purchasing shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential purchasers and any of these potential purchasers could determine to purchase more, less or no shares in this offering. The following table does not reflect any potential purchases by any of our executive officers, directors and principal stockholders. If any shares are purchased by these stockholders, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Spring Bank Pharmaceuticals, Inc., 113 Cedar Street, Milford, MA 01757.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned – Before Offering	Percentage Beneficially Owned – After Offering
5%+ Stockholders:
Peter Lacaillade Jr.(1)	514,367	8.5%	5.8%
Kurt Eichler(2)	504,925	8.2%	5.6%
BioHEP Technologies Ltd.(4)	512,500	8.1%	5.6%
Douglas Jensen(3)	489,062	8.1%	5.5%
R.P. “Kris” Iyer, PhD(5)	484,635	8.0%	5.4%
Brian Thebault(6)	392,142	6.4%	4.4%
E. Burke Ross(7)	315,204	5.2%	3.5%

Other Directors and other Named Executive Officers:
Martin Driscoll	—	—	—
Jonathan Bates(8)	151,756	2.5%	1.7%
Nezam Afdhal(9)	56,250	0.9%	0.6%
David Arkowitz(10)	22,500	0.4%	0.3%
Jonathan Freve(11)	10,156	0.2%	0.1%
All Current Directors and Officers as a Group (7 persons)(12)	1,230,222	19.9%	13.6%

(1) Consists of (i) 120,828 shares of common stock and 27,777 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after December 31, 2015 held by The E. Burke Ross, Jr. Descendants’ GST Insurance Trust, over which Mr. Lacaillade as trustee, has sole voting and investment power, (ii) 350,000 shares of common stock a held by The E. Burke Ross, Jr. Descendants’ GST Investment Trust 2014, over which Mr. Lacaillade as trustee, has sole voting and investment power and (iii) 14,374 shares of common stock and 1,388 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after December 31, 2015 held by the Olivia Lutz Insurance Trust 2014, over which Mr. Lacaillade as a trustee, has shared voting and investment power. The principal business address for The E. Burke Ross, Jr. Descendants’ GST Insurance Trust and The E. Burke Ross, Jr. Descendants’ GST Investment Trust 2014 is c/o JDJ Family Office Services, PO Box 962409, Boston, MA 02196. The principal business address for the Olivia Lutz Insurance Trust 2014 is c/o ADEC Private Equity Investments LLC, 172 S. Ocean Blvd., Palm Beach, FL 33480. The warrants referenced in this note will terminate upon the closing of this offering if not exercised prior to such date.

(2) Consists of (i) 382,324 shares held by Kurt Eichler and 3,437 shares of common stock issuable upon the exercise of options held by Mr. Eichler exercisable within 60 days after December 31, 2015, (ii) 40,000 shares of our common stock held by Mr. Eichler’s children and (iii) warrants held by Mr. Eichler’s children to purchase a total of 79,164 shares of our common stock exercisable within 60 days after December 31, 2015. The warrants referenced in this note will terminate upon the closing of this offering if not exercised prior to such date.

(3) Consists of 470,312 shares of our common stock held by Douglas Jensen and 18,750 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 31, 2015.

(4) Consists of (i) 250,000 shares of common stock issuable upon conversion of shares of series A preferred stock, (ii) 12,500 shares of common stock, (iii) 125,000 shares of common stock and warrants to purchase an additional 125,000 shares of common stock issued to BioHEP Technologies Ltd. on February 1, 2016. BioHEP’s board of directors has voting and dispositive control over the shares held by BioHEP. The members of the BioHEP board of directors are Bruce Schmidt, Donald Gordon and Chester Shynkaryk. Because the board of directors acts by consensus and majority approval, none of the members of BioHEP’s board of directors has individual voting or investment power with respect to such shares. The principal business address of BioHEP Technologies Ltd. is Unit 1320, 885 W. Georgia Street, Vancouver, BC, V6C 3E8, Canada.

(5) Consists of 481,250 shares of common stock held by R. P. Iyer and 3,385 shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2015.

(6) Consists of (i) 300,000 shares of common stock and warrants to purchase a total of 62,500 shares of common stock exercisable within 60 days after December 31, 2015 held by Hilltop III, LLC, and (ii) 24,087 shares of our common stock and warrants to purchase a total of 5,555 shares of common stock exercisable within 60 days after December 31, 2015 held by Brian Thebault, manager of Hilltop III, LLC. Brian Thebault, as manager of Hilltop III, LLC has sole voting and investment power over the shares held by Hilltop III, LLC. The principal business address for Hilltop III, LLC and Brian Thebault is 310 South Street, Morristown, NJ 07960. The warrants referenced in this note will terminate upon the closing of this offering if not exercised prior to such date.

(7) Consists of (i) 31,250 shares of common stock and 15,625 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after December 31, 2015 held by ADEC Private Equity Investments, LLC, over which Mr. Ross, as manager of ADEC Private Equity Investments, LLC, has sole voting and investment power, and (ii) 251,663 shares of common stock and 16,666 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after December 31, 2015 held by The E. Burke Ross, Jr. Revocable Trust, over which Mr. Ross, as trustee of The E. Burke Ross, Jr. Revocable Trust, has sole voting and investment power. The principal business address for each of these entities is c/o ADEC Private Equity Investments LLC, 172 S. Ocean Blvd., Palm Beach, FL 33480. The warrants referenced in this note will terminate upon the closing of this offering if not exercised prior to such date.

(8) Consists of 141,756 shares held by Jonathan Bates and 10,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 31, 2015.

(9) Consists of 31,250 shares held by Nezam Afdhal and 25,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2015.

(10) Consists of 12,500 shares held by David Arkowitz and 10,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 31, 2015.

(11) Consists of 10,156 shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2015.

(12) Consists of (i) 1,089,080 shares of common stock, (ii) 61,978 shares of common stock issuable upon the exercise of options exercisable within 60 days after December 31, 2015 and (iii) 79,164 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after December 31, 2015. The warrants referenced in this note will terminate upon the closing of this offering if not exercised prior to such date.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of December 31, 2015, we had outstanding 5,796,091 shares of common stock, held by 209 stockholders of record and 1,000,000 shares of Series A Preferred Stock held by one stockholder of record. In addition, immediately prior to this offering, we had outstanding warrants to purchase 1,181,778 shares of our common stock, and outstanding options to purchase 610,481 shares of our common stock. The warrants will terminate upon the closing of this offering if not exercised prior to such date.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon closing of this offering. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, except as otherwise disclosed below.

Our bylaws provide that the holders of a majority of the outstanding shares of our common stock, if present in person or by proxy, represent a quorum for the transaction of business at stockholders meetings, except where a separate vote by a class of capital stock is required, the holders of a majority in voting power of such class, if present by remote communication or by proxy, represent a quorum for such matter. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of our common stock do not have preemptive or conversion rights, or other subscription rights. There are no redemption provisions applicable to the common stock.

Preferred Stock

Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. Following the conversion of our currently outstanding preferred stock upon the closing of this offering, we will have no shares of preferred stock outstanding, and have no current intentions of issuing any shares of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Stock Options and Warrants

As of December 31, 2015, we had outstanding warrants to purchase 1,181,778 shares of our common stock at exercise prices ranging from $8.00 to $12.00. The warrants will terminate upon the closing of this offering if not exercised prior to such date. On February 1, 2016, in connection with the amendment and restatement of the license agreement with BioHEP Technologies Ltd. (formerly known as Micrologix Biotech, Inc.), or BioHEP, we issued to BioHEP a warrant to purchase 125,000 shares of our common stock at an exercise price of $16.00 per share. The warrant issued to BioHEP will expire on August 1, 2018.

As of December 31, 2015, we had outstanding options to purchase 610,481 shares of our common stock at a weighted average price $11.99 per share. The stock options expire 10 years after their grant date.

As of March 4, 2016, we had received from warrant holders notices to exercise warrants to purchase an aggregate of 596,604 shares of common stock at a weighted average exercise price of $7.89 per share upon the closing of this offering, and additional warrants may be exercised prior to the closing of this offering. The notices of exercise that we have received, however, may be revoked at any time prior to the closing of this offering. As a result, we cannot determine the number of shares of common stock that may be issued upon exercise of our warrants prior to the closing of this offering, if any.

Registration Rights

We are a party to a stock purchase agreement, dated as of December 17, 2003 with BioHEP, which we refer to as the BioHEP Agreement. Upon the closing of this offering, BioHEP, or its successor, will have the right to require us to register 512,500 shares of our common stock under the Securities Act under specified circumstances as described below and will have incidental registration rights as described below, including for this purpose 250,000 shares of our common stock issuable upon conversion of our preferred stock upon the closing of this offering.

Demand Registration Rights

Beginning on the date that is six months after the effective date of the registration statement of which this prospectus forms a part, subject to specified limitations set forth in the BioHEP Agreement, at any time BioHEP, or its successor, may demand in writing that we register BioHEP’s shares under the Securities Act. We are not obligated to file a registration statement pursuant to this demand provision on more than two occasions, subject to specified exceptions.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to file a registration statement to register any of our securities under the Securities Act, either for our own account or for the account of any of our stockholders, other than pursuant to the demand registration rights described above and other than pursuant to a Form S-8, BioHEP, or its successor, is entitled to notice of registration and, subject to specified exceptions, we will be required to use reasonable commercial efforts to register BioHEP’s shares that they request that we register.

Expenses

Pursuant to the BioHEP Agreement, we are required to pay all registration expenses, including registration fees, printing expenses, fees and disbursements of our counsel and accountants and reasonable fees and disbursements of counsel representing BioHEP, or its successor, other than any underwriting discounts and commissions, related to any demand or incidental registration. The BioHEP Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify any selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc.

Exchange Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “SBPH”.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

Section 203 of the Delaware General Corporation Law prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

If Section 203 applied to us, the restrictions could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, could discourage attempts to acquire us.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting the full board of directors shall not be changed without the affirmative vote of the board of directors. These provisions hinder a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our restated certificate of incorporation and proposed restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. Pursuant to Delaware law, the directors of a corporation having a classified board may be removed by the stockholders only for cause, and pursuant to our restated certificate of incorporation, by the affirmative vote of at least sixty-six and two thirds percent (66 2/3%) of the votes that all stockholders would be entitled to cast in an election of directors. In addition, stockholders will not be permitted to cumulate their votes for the election of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors and our chief executive officer, or upon the request of the holders of a majority of our issued and outstanding common stock.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Under our restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•	Exclusive Forum. Our restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; and (iv) any action asserting a claim governed by the internal affairs doctrine. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding warrants and options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of 8,904,091 shares of common stock will be outstanding. This total excludes an additional 1,181,778 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2015 and 610,481 shares issuable upon exercise of options outstanding as of December 31, 2015. All of the 2,858,000 shares of newly issued common stock sold by us in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 6,046,091 shares of common stock that are outstanding at the completion of this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. 5,901,087 of these restricted securities are subject to the 180-day lock-up period under the lock-up agreements described below. These restricted securities are eligible for public sale upon release or waiver of aplicable lock-up agreements and only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

Our directors, executive officers and certain of our stockholders have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the date of the underwriting agreement. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions. Following the lock-up period, all such shares of our common stock will be eligible for resale in the United States only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months may sell any unrestricted securities, as well as restricted securities that the person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, under Rule 144. Affiliates selling restricted or unrestricted securities may sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 89,041 shares after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Except to the extent subject to the lock-up agreements described above, beginning 90 days after the date of this prospectus, approximately 6,046,091 shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. Approximately 59,184 shares of our common stock will be eligible for sale in accordance with Rule 701.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock to be issued or reserved for issuance under our equity incentive plan. Shares covered by that registration statement will be eligible for sale in the public market, subject to vesting of such shares.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities that are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. governments;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATION ONLY AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

Distributions

As discussed under “Dividend Policy” above, we do not expect to make cash dividends to holders of our common stock in the foreseeable future. If we make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussion below under the heading “FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates as would apply if such holder were a United States person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the heading “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates as would apply if it were a U.S. person, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty) may also apply;

•	the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder recognized in the taxable year of the disposition, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder actually or constructively owned no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a non-U.S. holder actually or constructively owns more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder’s gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-BEN-E (or other applicable Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under “Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-United States person and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-United States person (as defined in the Code) where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. owners or (iii) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally applies (1) to payments of dividends on our common stock made after June 30, 2014, and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of any tax withheld. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

William Blair & Company, L.L.C. and Wedbush Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
William Blair & Company, L.L.C.
Wedbush Securities Inc.
BTIG, LLC

Total

The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock at the public offering price listed on the cover of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to such underwriter’s name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the above table. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Certain of our executive officers, directors and existing stockholders and their affiliates and family members have indicated an interest in purchasing an aggregate of up to approximately $10.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, less or no shares in this offering.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share		Without Option		With Option
Initial public offering price		$		$		$
Underwriting discount and commissions	$		$		$
Proceeds, before expenses, to us	$		$		$

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described above. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.6 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000 as set forth in the underwriting agreement.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “SBPH.”

No Sales of Similar Securities

We have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of William Blair & Company, L.L.C. and Wedbush Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	file with the SEC a registration statement under the Securities Act relating to any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	offer, pledge, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•	accelerate the vesting of any option or warrant or the lapse of any repurchase right; or

•	publicly disclose the intention to do any of the foregoing.

Our executive officers and directors and certain of our other stockholders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of William Blair & Company, L.L.C. and Wedbush Securities Inc. Specifically, each has agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock; or

•	publicly disclose the intention to do any of the foregoing.

Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “SBPH.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenue;

•	the present state of our product development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that after this offering the shares of our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising this option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through this option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates may engage in from time to time in the future certain investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, for which they have received and may continue to receive customary fees and commissions. See “Certain Relationships and Related Party Transactions” for additional information.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common stock.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre, or DIFC. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the

Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The common stock may not be offered to the public in the UAE and/or any of the free zones.

The common stock may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers, or the AMF, for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

(a)	the transaction does not require a prospectus to be submitted for approval to the AMF;

(b)	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

(c)	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Latham & Watkins LLP, Chicago, Illinois, in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Spring Bank Pharmaceuticals, Inc. and its subsidiary as of December 31, 2014 and 2015 and for the years then ended have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Spring Bank Pharmaceuticals, Inc.

Milford, Massachusetts

We have audited the accompanying consolidated balance sheets of Spring Bank Pharmaceuticals, Inc. and its subsidiary (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spring Bank Pharmaceuticals, Inc. as of December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Boston, Massachusetts

February 12, 2016, except for the reverse stock split

described in Note 12, as to which the date is March 8, 2016

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$1,570	$4,347
Escrow receivable	11,562	—
Marketable securities	—	5,335
Prepaid expenses and other current assets	547	313

Total current assets	13,679	9,995
Marketable securities	—	3,189
Property and equipment, net	126	427
Other assets	—	966

Total	$13,805	$14,577

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$348	$2,183
Accrued expenses and other current liabilities	1,257	1,369

Total liabilities	1,605	3,552

Commitments (Note 9)
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value—authorized, 5,000,000 shares; 1,000,000 shares issued and outstanding at December 31, 2014 and 2015	—	—
Common stock, $0.0001 par value—authorized, 50,000,000 shares; 4,952,487 and 5,796,091 shares issued and outstanding at December 31, 2014 and 2015, respectively	—	1
Additional paid-in capital	34,805	45,211
Accumulated deficit	(22,605)	(34,169)
Other comprehensive income (loss)	—	(18)

Total stockholders’ equity	12,200	11,025

Total	$13,805	$14,577

See notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In Thousands)

	Year Ended December 31,
	2014	2015
Grant revenue	$738	$946

Operating expenses:
Research and development	6,132	7,539
General and administrative	2,412	5,003

Total operating expenses	8,544	12,542

Loss from operations	(7,806)	(11,596)
Other income (expense):
Interest income	1	38
Interest expense	(1,907)	(6)

Net loss	(9,712)	(11,564)
Unrealized loss on marketable securities	—	(18)

Comprehensive loss	$(9,712)	$(11,582)

Net loss per common share – basic and diluted	$(3.11)	$(2.03)

Weighted-average number of shares outstanding – basic and diluted	3,118,344	5,682,799

Pro forma net loss per common share – basic and diluted (unaudited)		$(1.95)

Pro forma weighted-average number of shares outstanding – basic and diluted (unaudited)		5,932,799

See notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2013	1,000,000	$—	3,093,300	$—	$15,801	$(12,893)	$—	$2,908

Issuance of common stock for services	—	—	39,000	—	264	—	—	264
Exercise of warrants	—	—	29,514	—	250	—	—	250
Increase in fair value of amended conversion feature (Note 6)	—	—	—	—	92	—	—	92
Conversion of 2013 Notes into common stock	—	—	827,163	—	7,444	—	—	7,444
Issuance of warrants in connection with 2013 Convertible Financing	—	—	—	—	334	—	—	334
Issuance of common stock and warrants in connection with 2014 Financing, net	—	—	963,510	—	10,620	—	—	10,620
Net loss	—	—	—	—	—	(9,712)	—	(9,712)

Balance at December 31, 2014	1,000,000	—	4,952,487	—	34,805	(22,605)	—	12,200
Stock-based compensation	—	—	—	—	1,125	—	—	1,125
Exercise of warrants	—	—	3,125	—	25	—	—	25
Issuance of common stock and warrants in connection with 2014 Financing, net	—	—	840,479	1	9,256	—	—	9,257
Net unrealized loss on marketable securities	—	—	—	—	—	—	(18)	(18)
Net loss	—	—	—	—	—	(11,564)	—	(11,564)

Balance at December 31, 2015	1,000,000	—	5,796,091	1	45,211	(34,169)	(18)	11,025
Pro forma conversion of preferred stock into common stock (unaudited)	(1,000,000)	—	250,000	—	—	—	—	—

Pro forma balance at December 31, 2015 (unaudited)	—	$—	6,046,091	$1	$45,211	$(34,169)	$(18)	$11,025

See notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2014	2015
Cash flows from operating activities:
Net loss	$(9,712)	$(11,564)
Adjustments for:
Depreciation	42	88
Non-cash stock-based compensation	264	1,125
Non-cash interest expense	1,372	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	109	(732)
Accounts payable	(21)	1,835
Accrued expenses and other	569	1,037

Net cash used in operating activities	(7,377)	(8,211)

Cash flows from investing activities:
Purchase of marketable securities	—	(8,542)
Purchases of property and equipment	(55)	(389)

Net cash used in investing activities	(55)	(8,931)

Cash flows from financing activities:
Proceeds from issuance of convertible notes and warrants	2,975	—
Payment of financing costs related to convertible notes	(506)	—
Proceeds from issuance of common stock	—	21,648
Payment of financing costs related to issuance of common stock	(18)	(1,754)
Proceeds from exercise of warrants	250	25

Cash provided by financing activities	2,701	19,919

Net increase (decrease) in cash and cash equivalents	(4,731)	2,777
Cash and cash equivalents, beginning of year	6,301	1,570

Cash and cash equivalents, end of year	$1,570	$4,347

Supplemental disclosures of noncash investing and financing activities:
Issuance of common stock upon conversion of convertible notes and accrued interest	$7,444	$—

Escrow receivable from issuance of common stock	$11,562	$—

Issuance of common stock warrants to brokers in connection with sale of common stock	$382	$334

Issuance of common stock warrants to brokers in connection with convertible note financings	$77	$—

See notes to consolidated financial statements.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Spring Bank Pharmaceuticals, Inc. (the “Company”) is a clinical-stage biopharmaceutical company engaged in the discovery and development of a novel class of therapeutics using a proprietary small molecule nucleic acid hybrid, or SMNH, chemistry platform. Since inception in 2002, the Company built the technology platform and product pipeline using a capital-efficient, semi-virtual business model, supported by grants and direct funding from the United States National Institutes of Health (“NIH”) as well as through private financings. In September 2015, the Company formed a wholly owned subsidiary, Sperovie Biosciences, Inc.

The Company’s success is dependent upon its ability to successfully complete clinical development and obtain regulatory approval of its product candidates, successfully commercialize approved products, generate revenue, and, ultimately, attain profitable operations.

Basis of Presentation and Liquidity

The accompanying consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and negative operating cash flows since inception, and expects to incur additional operating losses. The Company believes that its cash resources of approximately $4,347,000 at December 31, 2015, together with $8,524,000 of marketable securities at December 31, 2015, will be sufficient to allow the Company to fund its current operating plan and continue as a going concern through at least December 31, 2016.

Unaudited Pro Forma Presentation

In July 2015, the Company’s board of directors authorized the Company to submit a draft registration statement to the Securities and Exchange Commission (the “SEC”) permitting the Company to sell shares of its common stock to the public. The unaudited pro forma balance as of December 31, 2015 on the consolidated statement of stockholders’ equity, reflects the automatic conversion of all of the shares of Series A Convertible Preferred Stock (the “Preferred Stock”) (Note 7) into 250,000 shares of common stock as if it occurred on December 31, 2015.

Unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of all Preferred Stock for the year ended December 31, 2015 into shares of the Company’s common stock as if such conversion had occurred at the beginning of the applicable period.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Sperovie Biosciences, Inc. The entity did not have any assets, liabilities or operations as of December 31, 2015.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including clinical trial accruals), the disclosure of contingent assets and liabilities at the date of the consolidated financial statements

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

and the reported amounts of revenues and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates relied upon in preparing the accompanying financial statements related to the fair value of common stock and other equity instruments, accounting for stock-based compensation, income taxes, useful lives of long-lived assets, and accounting for certain accruals. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and include short-term, highly liquid investments with remaining maturities of 90 days or less at the date of purchase.

Included in cash and cash equivalents as of December 31, 2014 and 2015, are money market fund investments of $650,000 and $2,422,000, respectively, and commercial paper of $0 and $450,000, respectively, which are reported at fair value (Note 4).

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. Substantially all of the Company’s cash is held at financial institutions that management believes to be of high-credit quality. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company had one source of revenue, grants from the NIH, during all periods presented, representing 100% of total revenue for each period.

Investments in Marketable Securities

The Company invests excess cash balances in short-term and long-term marketable securities. The Company classifies investments in marketable securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time of purchase. At each balance sheet date presented, all investments in securities are classified as available-for-sale. The Company reports available-for-sale investments at fair value at each balance sheet date and includes any unrealized holding gains and losses (the adjustment to fair value) in accumulated other comprehensive income (loss), a component of stockholders’ equity. Realized gains and losses are determined using the specific identification method and are included in other income. If any adjustment to fair value reflects a decline in the value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is “other than temporary,” including the intention to sell and, if so, marks the investment to market through a charge to the Company’s consolidated statements of operations and comprehensive loss.

Property and Equipment, Net

Property and equipment are recorded at cost. Costs associated with maintenance and repairs are expensed as incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives:

Asset Category	Useful Life
Equipment	5-7 years
Furniture and fixtures	5 years
Leasehold improvements	10 years or the remaining term of respective lease, if shorter

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, an impairment loss is recorded for the difference between the carrying value and fair value of the asset. To date, no such impairment has occurred.

Deferred Financing and Public Offering Costs

Financing costs incurred in connection with the issuance and sale of the Company’s convertible notes and warrants (see Note 6) were capitalized and amortized to interest expense over the term of the convertible notes issued using the effective interest method. Amortization of deferred financing costs were $704,000 and $0 in the years ended December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, there were no such costs remaining on the consolidated balance sheets.

Deferred public offering costs, which primarily consist of direct and incremental legal and accounting fees relating to the public offering, are capitalized. The deferred public offering costs will be offset against public offering proceeds upon the consummation of the offering. In the event the offering is terminated, or significantly delayed, deferred costs will be expensed. No amounts were deferred as of December 31, 2014. As of December 31, 2015, $966,000 of deferred public offering costs were recorded in other assets in the accompanying consolidated balance sheet.

Deferred Rent

The Company’s operating lease includes rent escalation payment terms and other incentives received from landlords. Deferred rent represents the difference between actual operating lease payments due and straight-line rent expense over the term of the lease, which is recorded in accrued expenses and other current liabilities. Deferred rent was $7,000 and $6,000 as of December 31, 2014 and 2015, respectively.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery has occurred or services have been rendered and collection of the related receivable is reasonably assured. Generally, these criteria are met and revenue from grants from the NIH, which subsidizes certain of our research projects, is recognized as efforts are expended and as eligible project costs are incurred.

Research and Development Costs

Research and development expenses consist primarily of costs incurred for the Company’s research activities, including discovery efforts, and the development of product candidates, which include:

•	expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct research, preclinical activities and clinical trials on the Company’s behalf as well as contract manufacturing organizations, or CMOs, that manufacture drug products for use in the Company’s preclinical and clinical trials;

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel in the Company’s research and development functions;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the cost of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

The Company expenses research and development costs as incurred. The Company recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its vendors and its clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the Company’s consolidated financial statements as prepaid or accrued research and development expenses.

Warrants

The Company reviews the terms of all warrants issued and classifies the warrants as a component of permanent equity if they are freestanding financial instruments that are legally detachable and separately exercisable, contingently exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of shares of common stock upon exercise. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. Warrants that meet these criteria are initially recorded at their grant date fair value and are not subsequently remeasured.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and nonemployees using a fair value method. The Company’s stock-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on a straight-line basis. The measurement date for nonemployee awards is the date the services are completed, resulting in periodic adjustments to stock-based compensation during the vesting period for changes in the fair value of the awards. Stock-based compensation costs for nonemployees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation is classified in the accompanying consolidated statements of operations and comprehensive loss based on the department to which the related services are provided.

Financial Instruments

The Company’s financial instruments consisted of cash equivalents, marketable securities, and accounts payable. The carrying amounts of cash and cash equivalents and accounts payable approximate their fair value due to the short-term nature of those financial instruments. The fair value of the marketable securities are remeasured each reporting period as described in Note 4.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s assets and liabilities measured at fair value on a recurring basis include cash equivalents and marketable securities.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these instruments is dilutive.

Income Taxes

Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the consolidated financial statements. The Company classifies interest and penalties associated with such uncertain tax positions as a component of interest expense. As of December 31, 2014 and 2015, the Company has not identified any material uncertain tax positions.

Guarantees and Indemnifications

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime.

The Company leases laboratory and office space in Milford, Massachusetts, under a non-cancelable operating lease. The Company has standard indemnification arrangements under this lease that requires it to indemnify the landlord against any liability for injury, loss, accident, or damage from any claims, actions, proceedings, or costs resulting from certain acts, breaches, violations, or nonperformance under the Company’s lease.

Through December 31, 2015, the Company had not experienced any losses related to these indemnification obligations and no material claims were outstanding. The Company does not expect significant claims related to these indemnification obligations, and consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment and does not track expenses on a program-by-program basis.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which amends the guidance for revenue recognition to replace numerous industry-specific requirements. ASC 606 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. ASC 606 also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASC 606 are effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. In July 2015, the FASB approved the deferral of adoption by one year. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently in the process of evaluating the effect the adoption of ASC 606 may have on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern and to provide related disclosures in certain circumstances. The requirements of

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

ASU 2014-15 will be effective for the annual financial statement period beginning after December 15, 2016, with early adoption permitted. The Company is currently in the process of evaluating the impact of adopting the provisions of ASU 2015-15.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for fiscal years beginning after December 15, 2016 (and interim periods within those fiscal years) with early adoption permitted. ASU 2015-17 may be either applied prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. The Company has elected to early adopt ASU 2015-17 prospectively in the fourth quarter of 2015. There was no impact as a result of the adoption of ASU 2015-17.

2.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands, except share and per share data):

	Year Ended December 31,
	2014	2015
Net loss	$(9,712)	$(11,564)
Weighted-average number of common shares-basic and diluted	3,118,344	5,682,799
Net loss per common share-basic and diluted	$(3.11)	$(2.03)

Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported:

	Year Ended December 31,
	2014	2015
Preferred stock	1,000,000	1,000,000
Common stock warrants	1,117,668	1,181,778
Stock options	—	610,481

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2014 and 2015, consisted of the following (in thousands):

	December 31,
	2014	2015
Equipment	$152	$448
Furniture and fixtures	24	55
Leasehold improvements	71	133

Total property and equipment	247	636
Less accumulated depreciation and amortization	(121)	(209)

Property and equipment, net	$126	$427

Depreciation and amortization expense for the years ended December 31, 2014 and 2015, was $42,000 and $88,000, respectively.

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company classified its money market funds within Level 1 because their fair values are based on their quoted market prices. The Company classified its commercial paper and fixed income securities within Level 2 because their fair values are determined using alternative pricing sources or models that utilized market observable inputs.

A summary of the assets and liabilities that are measured at fair value as of December 31, 2014 and 2015 is as follows (in thousands):

		Fair Value Measurement Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014
Money market funds (1)	$650	$650	$—	$—

December 31, 2015
Money market funds (1)	$2,422	$2,422	$—	$—
Commercial paper (1)	450	—	450	—
Fixed income securities	8,524	—	8,524	—

Total December 31, 2015	$11,396	$2,422	$8,974	$—

(1) Money market funds and commercial paper are included within cash and cash equivalents in the accompanying consolidated balance sheets recognized at fair value.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses as of December 31, 2014 and 2015, consisted of the following (in thousands):

	December 31,
	2014	2015
Broker commissions	$925	$—
Clinical	159	259
Compensation and benefits	42	684
Accounting and legal	110	416
Other	21	10

Total accrued expenses	$1,257	$1,369

6.	CONVERTIBLE NOTES

2012 Convertible Financing

Between March 2012 and February 2013, the Company entered into Note and Warrant Purchase Agreements (the “2012 Convertible Financing”). Pursuant to these agreements, the Company issued and sold notes in the aggregate principal amount of $10,763,000 (the “2012 Notes”) and warrants to investors at multiple closings between March 2012 and April 2013. The 2012 Notes converted into 1,345,312 shares of common stock in 2013.

In conjunction with the sale and issuance of the 2012 Notes, the Company issued warrants to the investors that are currently exercisable for an aggregate of 672,642 shares of common stock with an exercise price of $8.00 per share. The warrants have a term of five years and will expire between 2017 and 2018, or earlier upon an IPO or corporate transaction.

The Company engaged various brokers to assist the Company with the 2012 Convertible Financing. These brokers earned commissions payable in warrants to purchase 144,762 shares of common stock exercisable at $8.00 per share for a period of five years and will expire in 2018 or earlier upon an IPO or a corporate transaction. See Note 7 for additional information regarding the warrants.

2013 Convertible Financing

Between October 2013 and July 2014, the Company entered into Note and Warrant Purchase Agreements (the “2013 Convertible Financing”). Pursuant to these agreements, the Company issued and sold notes in the aggregate principal amount of $6,883,000 (the “2013 Notes”) and warrants to investors at multiple closings between October 2013 and July 2014. The Company issued $2,975,000 of the 2013 Notes during the year ended December 31, 2014. The 2013 Notes accrued interest at a rate of 8% per annum.

Unpaid principal and accrued interest were due and payable on demand, on or after December 31, 2014, upon a written notice from each holder of the 2013 Notes. All outstanding principal and accrued interest was convertible as follows:

Mandatory Conversions

Unpaid principal and accrued interest were automatically convertible into: (a) the shares of capital stock sold by the Company at the next equity financing following the issuance date of the 2013 Notes with gross proceeds of at

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

least $15,000,000, at a conversion price that equals the lesser of the issuance price per share in the equity financing or $9.00, or (b) common stock upon an IPO, at a conversion price that equals the lesser of the IPO per share price or $9.00. On December 29, 2014, the size of the minimum next equity financing was reduced to $5,000,000. In connection with this change, the Company assessed the resulting change in fair value of the conversion feature to be greater than 10% of the carrying value of the 2013 Notes, which resulted in extinguishment accounting. The Company recorded the $92,000 increase in fair value as an additional discount to the 2013 Notes with a corresponding increase in additional paid-in capital.

Optional Conversions

At the investor’s option, unpaid principal and accrued interest on the 2013 Notes was convertible into common stock: (a) at any time prior to December 31, 2014 and mandatory conversion dates at a conversion price of $9.00 per share, or (b) at any time within 10 days after December 31, 2014 at a conversion price of $8.00 per share.

The Company assessed the embedded features of the 2013 Notes noting that no conversion or redemption features were required to be separated and accounted for as derivatives.

In conjunction with the issuance and sale of the 2013 Notes, the investors received warrants to purchase a total of 191,178 shares of common stock at $9.00 per share, of which warrants to purchase 82,636 shares of common stock were issued during the year ended December 31, 2014. The warrants have a term of five years and will expire between 2018 and 2019, or earlier upon an IPO or corporate transaction.

The Company allocated the proceeds between the 2013 Notes and warrants based on their relative fair values as the warrants were deemed to be equity classified. The Company initially recorded the fair value allocated to the common stock warrants upon each issuance totaling $257,000 during 2014 as a discount to the original principal borrowings of the 2013 Notes.

The Company engaged various brokers to assist the Company with the 2013 Convertible Financing. These brokers earned commissions payable in cash and warrants exercisable for 61,516 shares of common stock at $9.00 per share for a period of five years or upon an IPO or corporate transaction, of which warrants to purchase 22,888 shares of common stock were issued in 2014. The Company recorded issuance costs related to the broker commissions of $270,000 during the year ended December 31, 2014, which were recorded as deferred financing costs, consisting of $192,000 of cash commissions and $77,000 related to the fair value of the warrants to purchase 22,888 shares of common stock issued to brokers in 2014.

The Company amortized the discounts on the 2013 Notes and the related deferred financing costs to interest expense using the effective interest method over the contractual term of the 2013 Notes and recorded interest expense of $1,371,000 for the year ended December 31, 2014. See Note 7 for additional information regarding the warrants.

The principal and accrued interest of the 2013 Notes converted into 827,163 shares of common stock pursuant to their stated terms on December 31, 2014.

7.	STOCKHOLDERS’ EQUITY

Common Stock

During the year ended December 31, 2014, the Company issued common stock to consultants and advisors as compensation for services and recognized expense equal to the fair value of the shares issued.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

On December 31, 2014, the Company sold 963,510 shares of common stock for $12.00 per share, of which the proceeds were held in escrow and released to the Company in January 2015. This balance was recorded as escrow receivable as of December 31, 2014. During February 2015, the Company raised an additional $10,100,000 from the sale of 840,479 shares of common stock to existing and new investors. Collectively, these financing activities are referred to as the “2014 Financing.”

The Company engaged one broker to assist the Company with the 2014 Financing. The broker earned commissions payable in cash and warrants exercisable for common stock at $12.00 per share for a period of five years, subject to earlier termination upon an IPO or corporate transaction. The Company recorded issuance costs related to cash broker commissions of $925,000 in connection with the December 2014 closing, and $829,000 in connection with the February 2015 closing, which the Company recorded as a reduction in proceeds. In addition, the Company issued warrants to purchase 77,081 and 67,238 shares of common stock in connection with the December 2014 and February 2015 closings of the 2014 Financing, which were equity classified and valued at $382,000 and $334,000, respectively.

Preferred Stock

The rights, preferences and privileges of the Preferred Stock are as follows:

Voting

The holder of Preferred Stock is entitled to vote on all matters and is entitled to a number of votes equal to the number of shares of common stock into which each share of Preferred Stock is then convertible.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, the holder of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock by reason of their ownership thereof, an amount equal to $1.00 per share, the original issue price, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such share.

Any remaining assets legally available for distribution after satisfaction of the liquidation preferences of the Preferred Stock shall be distributed to the holders of common stock on a pro rata basis based upon the number of shares of common stock held by the common stockholders.

Conversion

Preferred Stock is convertible into common stock, at any time, at the option of the holder. Upon conversion, the holders of Preferred Stock will receive one share of common stock for every four shares of preferred stock. Each share of Preferred Stock will automatically convert into common stock upon the closing of a public offering under the Company’s registration statement on Form S-1 with the U.S. Securities and Exchange Commission.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

Warrants

The Company issued warrants to investors and brokers at multiple closings between March 2012 and February 2015, all of which were equity classified during 2014 and 2015. A summary of warrant activities during the years ended December 31, 2014 and 2015, is as follows:

Warrants
Outstanding at December 31, 2013	964,574
Grants	182,605
Exercises	(29,514)
Expirations/cancellations	—

Outstanding at December 31, 2014	1,117,665
Grants	67,238
Exercises	(3,125)
Expirations/cancellations	—

Outstanding at December 31, 2015	1,181,778

2014 Stock Incentive Plan

In April 2014, the Company’s Board of Directors approved the 2014 Stock Incentive Plan (“the 2014 Plan”). The Company’s 2014 Plan provides for the issuance of common stock, stock options and other stock-based awards to employees, officers, directors, consultants, and advisors. As of December 31, 2014 and 2015, the Board had authorized 125,000 and 750,000 shares of common stock to be issued under the 2014 Plan, respectively. Awards under the 2014 Plan may include options (incentive and non-statutory), stock appreciation rights, restricted stock, restricted stock units or dividend equivalent right, or a combination of them. Under the 2014 Plan, the Board, or a committee authorized by the Board, determines the number of shares of common stock to be granted pursuant to the awards, as well as the exercise price and terms of such awards.

The exercise price of incentive stock options cannot be less than the fair value of the common stock on the date of grant. Stock options awarded under the 2014 Plan expire 10 years after the grant date, unless the Board sets a shorter term. During 2014, 25,000 shares of common stock were issued to a consultant for services under the 2014 Plan and recognized stock-based compensation expense equal to the fair value of the shares issued. During the year ended December 31, 2015, stock options to purchase 535,797 shares were issued to employees, stock options to purchase 35,000 shares were issued to directors and stock options to purchase 40,434 shares were issued to consultants under the 2014 Plan. As of December 31, 2014 and 2015, 100,000 and 114,519 shares remain available for future grants under the 2014 Plan, respectively.

The following table summarizes the option activity for the year ended December 31, 2015, under the 2014 Plan:

	Options	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2014	—	$—
Granted	611,231	11.99
Exercised	—	—
Cancelled	(750)	9.28

Outstanding at December 31, 2015	610,481	$11.99

Exercisable at December 31, 2015	92,308	$9.70

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

No stock options were granted prior to 2015 pursuant to the 2014 Plan. All stock options granted have a ten-year term. The fair value of each stock option granted is estimated on the grant date using a Black-Scholes stock option pricing model based on the following assumptions: an expected term of six years; expected stock price volatility of 87%; a risk free rate of 1.4%; and a dividend yield of 0%. The weighted-average fair value of stock options granted during the year ended December 31, 2015 was $8.87. As of December 31, 2015, all options granted are expected to vest and the weighted-average remaining contractual life of all options is 9.6 years.

The board of directors determined the estimated fair value of the Company’s common stock on the date of grant based on a number of objective and subjective factors, including third party valuations. As the Company’s stock is not traded publicly, the computation of expected volatility is based on the historical volatilities of peer companies. The peer companies include organizations that are in the same industry, with similar size and stage of growth. The Company estimates that the expected life of the options granted using the simplified method allowable under Staff Accounting Bulletin No. 107, Share Based Payments. The interest rate for grants pursuant to the 2014 Plan is based on the U.S. Treasury bill rates for U.S. treasury bills with terms commensurate with the expected term of the option grants on the grant date of the option.

The Company recorded a total of $1,125,000 during the year ended December 31, 2015, as stock-based compensation expense relating to outstanding stock options granted pursuant to the 2014 Plan. Of this amount, $802,000 and $323,000 was recorded in general and administrative expense and research and development expense, respectively. The Company accelerated the vesting of options to purchase 22,083 shares of common stock, which resulted in a charge to stock-based compensation expense of $100,000 during the year ended December 31, 2015. The fair value of stock options vested during the year ended December 31, 2015 was $683,000. At December 31, 2015, there was $4,229,000 of unrecognized stock-based compensation expense relating to stock options granted pursuant to the 2014 Plan, which will be recognized over the weighted-average remaining vesting period of 3.6 years. Total unrecognized stock-based compensation expense may be adjusted for future changes in the estimated forfeiture rate.

Reserved Shares

As of December 31, 2014 and 2015, the Company has reserved the following shares of common stock for potential conversion of the Preferred Stock, convertible notes, exercise of warrants and outstanding options and shares available for grant under the 2014 Plan:

	December 31,
	2014	2015
Preferred stock	250,000	250,000
2012 Convertible financing warrants	801,779	798,654
2013 Convertible financing warrants	238,805	238,805
2014 Financing warrants	77,081	144,319
2014 Stock incentive plan	100,000	725,000

Total	1,467,665	2,156,778

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

8.	INCOME TAXES

A reconciliation of the statutory U.S. Federal Tax Rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2014	2015
U.S. statutory federal income tax rate	34.0%	34.0%
State income taxes, net of federal income tax benefit	4.8%	5.0%
Interest expense – deferred financing costs	(2.6)%	—
Permanent items	—	(1.4)%
R&D credit	1.2%	0.4%
Change in valuation allowance	(37.3)%	(38.0)%
Other	(0.1)%	—

Effective income tax rate	0.0%	0.0%

The significant components of the Company’s deferred tax assets as of December 31, 2014 and 2015 are as follows (in thousands):

	December 31,
	2014	2015
Net operating loss carryforwards	$6,838	$10,842
Research and development credits	307	359
Accrued expenses	43	119
Property and equipment	10	12
Stock based compensation	—	259
Other – net	3	9

Deferred tax assets	7,201	11,600
Valuation allowance	(7,201)	(11,600)

Net deferred tax asset and liability	$—	$—

Because of the Company’s recurring losses since inception, management has concluded that it is more likely than not that the benefits of losses to date which result in deferred tax assets will not be realized and, accordingly, the Company provided a full valuation allowance against the net deferred tax assets. The valuation allowance increased by approximately $3,486,000 and $4,399,000 in 2014 and 2015, respectively, due to the increase in the deferred tax assets (primarily due to the net operating loss carryforwards). At December 31, 2015, the Company had federal and state net operating loss carryforwards of approximately $27,636,000 and $27,384,000, respectively available to reduce future taxable income, if any. The federal and state net operating loss carryforwards expire beginning in 2029 and ending in 2035. At December 31, 2015, the Company had available federal and state income tax credits of approximately $333,000 and $39,000, respectively, which are available to reduce future income taxes, if any, through 2035.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carry-forwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carry-forwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitations is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed several financings since its inception, which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future.

The Company has generated research and development tax credits but has not conducted a study to document its activities that qualify for research and development tax credits. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, since we have not conducted a study any adjustment is unknown, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development tax credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development tax credit carry-forwards and the valuation allowance.

We file income tax returns in the U.S. federal and Massachusetts jurisdictions. The statute of limitations for assessment by the Internal Revenue Service, or IRS, and state tax authorities is closed for tax years prior to 2012, although carryforward attributes that were generated prior to tax year 2012 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company’s policy is to record interest and penalties on any unrecognized tax benefits as part of tax expense. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception. The Company does not believe material uncertain tax positions have arisen to date.

9.	COMMITMENTS

Leases

In April 2015, the Company entered into an amendment to the lease for its headquarters in Milford, Massachusetts to extend the term of the lease through March 31, 2018 and expand the leased laboratory space. Prior to the amendment, the lease term expired in March 2016. Total rent expense for the years ended December 31, 2014 and 2015 was $53,000 and $76,000, respectively.

Future minimum commitments due under all leases at December 31, 2015 are as follows (in thousands):

Year Ending December 31,
2016	$84
2017	87
2018	22

Total minimum lease payments	$193

Contingencies

The Company is subject to claims in the ordinary course of business, however, the Company is not currently a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect on its financial condition or the results of its operations. The Company accrues for contingent liabilities to the extent that the liability is probable and estimable, but there are no accruals for contingent liabilities in these consolidated financial statements.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

During May 2015, the Company entered into a transition agreement with the Company’s former President and Chief Executive Officer that terminated his employment agreement. Under the transition agreement, he continued to serve as our president and chief executive officer for a transition period that ended on August 17, 2015. Following the transition period, the Company is continuing to make 18 monthly payments totaling $464,000 and also provide benefits consistent with the coverage that was provided prior to the execution of the transition agreement. The remaining unpaid balance is included in accrued compensation and benefits at December 31, 2015 (see Note 5).

10.	401(k) PLAN

The Company has a 401(k)-defined contribution plan (the “401(k) Plan”) for substantially all of its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of its Board, the Company may elect to match employee contributions. For the years ended December 31, 2014 and 2015, the Company paid a match of up to 4%, which amounted to $26,000 and $48,000, respectively.

11.	RELATED PARTY TRANSACTIONS

The Company incurred advisory fees of $75,000 and $56,000 to one of its Directors, in addition to director fees, during the years ended December 31, 2014 and 2015, respectively.

12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 8, 2016, the date on which the consolidated financial statements were available to be issued, to ensure that this submission includes appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred subsequently but were not recognized in the consolidated financial statements.

BioHep Technologies Ltd. License Agreement

In January 2016, the Company entered into an amended and restated license agreement with BioHEP Technologies Ltd. (formerly known as Micrologix Biotech, Inc.) (“BioHEP”), which amended and restated the prior license agreement with BioHEP which the Company had entered into in December 2003. The amendment and restatement of the license agreement became effective on February 1, 2016.

In connection with the amendment and restatement of the license agreement, the Company issued 125,000 shares of its common stock to BioHEP and granted to BioHEP a warrant to purchase an additional 125,000 shares of its common stock at a purchase price of $16.00 per share, which warrant will expire on August 1, 2018. Under the amended and restated license agreement, BioHEP is eligible to receive up to $3.5 million in development and regulatory milestone payments for disease(s) caused by each distinct virus for which the Company develops licensed product(s). BioHEP is also eligible to receive tiered royalties in the low-to-mid single-digits on net product sales of licensed products by the Company and its affiliates and sublicensees, and a specified share of non-royalty sublicensing revenues the Company and its affiliates receive from sublicensees, which share of sublicensing revenues is capped at a maximum aggregate of $2.0 million under all such sublicenses.

Reverse Stock Split

A 1-for-4 reverse stock split of the Company’s common stock was effected on March 8, 2016. All share and per share amounts, and the number of shares of common stock into which each share of preferred stock will convert, in the financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value of common stock to additional paid-in capital.

2,858,000 Shares

Spring Bank Pharmaceuticals, Inc.

Common Stock

Prospectus

                    , 2016

William Blair

Wedbush PacGrow

BTIG

Through and including             , 2016 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the issuance and distribution of the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the listing fee.

Amount
Securities and Exchange Commission registration fee	$5,791
FINRA filing fee	9,125
Nasdaq filing fee	125,000
Accountants’ fees and expenses	270,000
Legal fees and expenses	1,100,000
Blue Sky fees and expenses	10,000
Transfer Agent’s fees and expenses	7,500
Printing and engraving expenses	90,000
Miscellaneous	25,000

Total expenses	$1,642,416

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding to which he was or is a party or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation that will be effective upon the closing of the offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)     Issuance of Capital Stock, Convertible Promissory Notes and Warrants

Between March 2012 and February 2013, we sold convertible promissory notes in the aggregate principal amount of $10.8 million in a private placement to new and existing stockholders. We refer to these notes as the 2012 Notes. The 2012 Notes were non-interest bearing and were convertible into shares sold in our next equity financing, as defined, at the price paid per share of the next equity financing or were automatically convertible into shares of common stock at a conversion price of $8.00 per share upon completion of a corporate transaction, as defined, or of an initial public offering or at maturity. In February 2013, the 2012 Notes matured and automatically converted into 1,345,312 shares of our common stock at a conversion price of $8.00 per share.

In connection with the issuance and sale of the 2012 Notes, we issued warrants to the purchasers of the 2012 Notes that were exercisable for either 672,642 shares of common stock with an exercise price of $8.00 per share if the 2012 Notes converted into common stock or if the 2012 Notes converted upon the next equity financing, the warrants were exercisable for shares of stock sold in the next equity financing with an exercise price equal to the price paid per share in such financing. We also issued warrants to purchase 144,762 shares of comment stock with an exercise price of $8.00 per share and 9,550 shares of common stock in lieu of warrants to brokers in connection with the 2012 Notes. The warrants have a term of five years and will expire between 2017 and 2018, or upon an initial public offering or corporate transaction, if earlier.

During 2013, we issued 39,500 shares of common stock to directors and advisors. The common stock had an estimated fair value of $5.92 per share and was fully vested at the time of issuance.

Between October 2013 and July 2014, we sold convertible promissory notes in the aggregate principal amount of $6.9 million in a private placement to new and existing stockholders. We refer to these notes as the 2013 Notes. The 2013 Notes accrue interest at a rate equal to 8% per year and were convertible into (A) shares sold in our next equity financing, as defined, at the lesser of (i) the price paid per share of the next equity financing or (ii) $9.00 per share, (B) shares of common stock at a conversion price of the lesser of (i) the price paid per share of common stock by the public, or (ii) $9.00 per share, or (C) shares of common stock at $8.00 per share at maturity, February 15, 2013. In December 2014, the 2013 Notes converted into 827,163 shares of our common stock.

In connection with the issuance and sale of the 2013 Notes, we issued warrants to the purchasers of the 2013 notes to purchase an aggregate of 191,178 shares of our common stock at an exercise price of $9.00 per share. We also issued warrants to purchase 61,516 shares of common stock with an exercise price of $9.00 per share and 2,750 shares of common stock in lieu of warrants to brokers in connection with the issuance of the 2012 Notes. The warrants have a term of five years and will expire between 2018 and 2019, or upon an initial public offering or corporate transaction.

During 2014, we issued 39,000 shares of common stock to directors, consultants and advisors. The common stock had an estimated fair value of $6.76 per share and was fully vested upon the issuance date.

In December 2014 and February 2015, we sold 963,510 and 840,479 shares of our common stock, respectively, for a purchase price of $12.00 per share. In connection with the issuance and sale of these shares, we issued warrants to the brokers to purchase an aggregate 144,319 shares of our common stock at an exercise price of $12.00 per share.

In February 2016, we issued 125,000 shares of our common stock to BioHEP Technologies Ltd., or BioHEP, and granted to BioHEP a warrant to purchase an additional 125,000 shares of our common stock at a purchase price of $16.00 per share, which warrant will expire on August 1, 2018.

The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(b) Stock Option Grants

Between March 31, 2015, the first date on which we granted stock options, and March 8, 2016, we granted stock options to purchase an aggregate of 611,231 shares of our common stock with exercise prices ranging from $9.28 to $12.96 per share, to certain of our employees and directors in connection with services provided to us by such parties pursuant to our 2014 stock incentive plan. These are the only options that we granted in the past three years.

The issuances of stock options and the shares of our common stock issued upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;. provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Milford, Commonwealth of Massachusetts, on this 9th day of March, 2016.

SPRING BANK PHARMACEUTICALS, INC.

By:	/s/ Martin Driscoll
Martin Driscoll President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Martin Driscoll	President, Chief Executive Officer and	March 9, 2016
Martin Driscoll	Chairman of the Board (Principal Executive Officer)

/s/ Jonathan Freve	Chief Financial Officer, Treasurer and	March 9, 2016
Jonathan Freve	Secretary (Principal Financial and Accounting Officer)

*	Chief Scientific Officer and Director	March 9, 2016
R.P. “Kris” Iyer, PhD

*	Director	March 9, 2016
Jonathan Bates

*	Director	March 9, 2016
David Arkowitz

*	Director	March 9, 2016
Kurt Eichler

*By:	/s/ Martin Driscoll
Martin Driscoll
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of the Registrant
3.2*	Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering
3.3*	Bylaws of the Registrant
3.4*	Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering
3.5	Certificate of Amendment to Certificate of Incorporation, effective March 8, 2016
4.1*	Form of the Registrant’s common stock certificate
5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1*	Form of Indemnification Agreement between Registrant and each of its directors and officers
10.2*#	2014 Stock Incentive Plan
10.3*#	Form of Incentive Stock Option Agreement under 2014 Stock Incentive Plan
10.4*#	Form of Nonstatutory Stock Option Agreement under 2014 Stock Incentive Plan
10.5*#	2015 Stock Incentive Plan
10.6*#	Form of Incentive Stock Option Agreement under 2015 Stock Incentive Plan
10.7*#	Form of Nonstatutory Stock Option Agreement under 2015 Stock Incentive Plan
10.8*	Lease between the Registrant and The Route 495 Commerce Park Limited Partnership, dated February 5, 2013, as amended April 7, 2015
10.9†*	Amended and Restated License Agreement between Registrant and BioHEP Technologies Ltd. (formerly known as Micrologix Biotech Inc.), dated January 14, 2016
10.10*#	Executive Employment Agreement between Registrant and R.P. Kris Iyer, PhD dated December 16, 2015
10.11*#	Executive Employment Agreement between Registrant and Douglas Jensen dated March 1, 2013
10.12*#	Transition Agreement between the Registrant and Douglas Jensen dated May 27, 2015
10.13*#	Consulting Agreement between Registrant and Jonathan Bates dated January 1, 2013, as amended
10.14*#	Employment Agreement between Registrant and Martin Driscoll dated August 7, 2015
10.15*#	Employment Agreement between Registrant and Jonathan P. Freve dated December 1, 2015
10.16*#	Employment Agreement between Registrant and Nezam H. Afdhal, MD dated November 1, 2015
10.17*	Stock Purchase Agreement between the Registrant and BioHEP Technologies Ltd. (formerly known as Micrologix Biotech, Inc.), dated as of December 17, 2003, as amended on April 30, 2008
10.18	Common Stock Purchase Warrant issued by the Registrant to BioHEP Technologies Ltd. expiring on August 1, 2018
21.1*	Subsidiaries of the Registrant
23.1	Consent of Law Offices of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2	Consent of RSM US LLP
24.1*	Power of Attorney (included on signature page)

* Previously filed.

# Indicates management contract or compensatory plan

† Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.